EXHIBIT C.6
Supplementary Information and
Notices of Ways and Means Motions Included
The Budget Plan 2006

FOCUSING
ON PRIORITIES

CANADA’S NEW GOVERNMENT

TURNING A NEW LEAF

Department of Finance	Ministère des Finances
Canada	Canada

© Her Majesty the Queen in Right of Canada (2006)
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Cat. No.: F1-23/2006-3E
ISBN 0-660-19629-8

Table of Contents

1 Introduction and Overview	7
Introduction	9
Highlights	10

2 Economic Developments and Prospects	25
Highlights	26
Introduction	27
External Environment	27
Canadian Economy	29
Risks to the Economic Outlook	38

3 Building a Better Canada	45
Introduction	47

Accountability	49
Highlights	50
Introduction	51
Core Priority: Federal Accountability Action Plan	51
Improving Fiscal Transparency and Financial Management	53

Opportunity	59
Highlights	60
Introduction	63
Core Priority: Tax Relief for All Canadians	64
Looking Forward: A More Competitive, Productive Canada	89

Families and Communities	95
Highlights	96
Introduction	99
Families	99
Communities	109

Security	125
Highlights	126
Introduction	128
Core Priority: Protecting Canadian Families and Communities	128
Securing Canada’s Borders	131
Defence	135
Security and the Financial System	136
International Assistance	137

Restoring Fiscal Balance in Canada	141
Highlights	142
Introduction	143
Immediate Action to Restore Fiscal Balance	143

4 Fiscal Outlook	153
Highlights	154
Fiscal Outlook Before the Measures Proposed in the 2006 Budget	155
Fiscal Outlook Including Impact of Budget Measures on the Budgetary Balance	160
Summary Statement of Transactions	162
Outlook for Budgetary Revenues	164
Outlook for Program Expenses	168
Financial Source/Requirement	173
Risks to the Fiscal Projection	175

Annexes

1 Canada’s Financial Performance in an International Context	183
2 The Government’s Response to the Auditor General’s Observations on the 2004-2005 Financial Statements	191
3 Tax Measures: Supplementary Information and Notices of Ways and Means Motions	199

1
Introduction
and Overview

Introduction and Overview

Budget 2006—Focusing on Priorities
Introduction
Budget 2006 is about focusing on priorities. It delivers real results for people in a focused and fiscally responsible way.
     As the measures outlined in this plan make clear, this budget makes federal spending more transparent, accountable and disciplined, while creating greater opportunity for Canadians, investing in our families and communities, and making our streets safer and our borders more secure.
     It also delivers more tax relief than the last four federal budgets combined—putting more than twice as much into tax relief than new spending.
     Budget 2006 also provides a framework for discussion to restore fiscal balance in Canada, based on fundamental principles all Canadians can support.
     By addressing clear priorities in accountability, opportunity, families and communities, and security—while laying the foundation for budgets to come—Budget 2006 charts a new course for building a better Canada.

The Budget Plan 2006

Highlights
Economic Developments and Prospects
✓	The Canadian economy recorded solid growth in 2005, largely supported by healthy increases in final domestic demand.

✓	Looking ahead, forecasters expect slightly stronger near-term growth than estimated at the time of the November 2005 Economic and Fiscal Update.

✓	Private sector forecasters have raised their forecasts for gross domestic product (GDP) inflation in 2006, largely because of unexpectedly strong growth in commodity prices in late 2005. As a result, the forecast level of nominal GDP in 2006 and 2007 is now over $20 billion higher than projected at the time of the Update.

✓	The risks to the Canadian economic outlook remain largely external, and include uncertainty about commodity prices, the risk of a sudden correction in U.S. house prices, and the risk that the Canadian dollar may appreciate further in response to adjustments to global imbalances.

Introduction and Overview

Building a Better Canada
Accountability
A core priority of the Government is to improve the accountability and transparency of government operations to Canadians. The Federal Accountability Action Plan, released on April 11, introduced a wide-ranging set of reforms, including establishing the position of a Parliamentary Budget Officer and a commitment to provide quarterly updates of the fiscal outlook for the current fiscal year.
     Budget 2006 announces a more transparent framework for budget planning, consisting of the following elements:
✓	The Government will make decisions in the budget over a two-year planning horizon. Measures will be introduced when they are affordable and ready to be implemented.

✓	The Government will restrain the rate of spending growth. The Government will introduce a new approach to managing overall spending to ensure that government programs focus on results and value for money, and are consistent with government priorities and responsibilities. The President of the Treasury Board will identify savings of $1 billion in 2006–07 and 2007–08.

✓	The Government will plan on reducing the federal debt by $3 billion annually. The Government is advancing by one year, to 2013–14, the goal of lowering the debt-to-GDP ratio to 25 per cent.

✓	The Government will examine the possibility of allocating a portion of any surplus at year-end larger than $3 billion to the Canada Pension Plan and Quebec Pension Plan, in order to make them more equitable for young Canadians and improve economic competitiveness.

✓	Financial reporting will be improved, in keeping with recommendations from the Auditor General of Canada.

The Budget Plan 2006

Opportunity
✓	This budget proposes comprehensive tax relief for individuals, valued at almost $20 billion over the next two years—more than the last four budgets combined.
–	As a result, about 655,000 low-income Canadians will be removed from the tax rolls altogether.
✓	Overall, this budget delivers more than twice as much tax relief as new spending.
✓	The goods and services tax (GST) will be reduced by 1 percentage point as of July 1, 2006.
✓	In addition to reducing the GST, Budget 2006 proposes to reduce personal income taxes for all taxpayers through:
–	The new Canada Employment Credit—a tax credit on employment income of up to $500, effective July 1, 2006, to help working Canadians. The eligible amount will double to $1,000 as of January 1, 2007.

–	A permanent legislated reduction in the lowest tax rate to 15.5 per cent from 16 per cent as of July 1, 2006. The budget also confirms that the lowest tax rate will be 15 per cent from January 1, 2005 until June 30, 2006.

–	Increases in the basic personal amount—the amount that all Canadians can earn without paying federal income tax—above its currently legislated level for 2005, 2006 and 2007.

–	As a result of these personal income tax and GST reductions, families earning between $15,000 and $30,000 a year will be better off by almost $300 in 2007. Families earning between $45,000 and $60,000 will save almost $650.

Introduction and Overview

✓	To create an environment for jobs and growth, Budget 2006 proposes to make Canada’s tax system more internationally competitive by:
–	Reducing the general corporate income tax rate to 19 per cent from 21 per cent by 2010.

–	Eliminating the corporate surtax for all corporations as of January 1, 2008.

–	Eliminating the federal capital tax as of January 1, 2006, two years ahead of schedule.
✓	To support the growth of small business, Budget 2006 proposes to:
–	Increase the amount of small business income eligible for the 12-per-cent tax rate to $400,000 from $300,000 as of January 1, 2007.

–	Reduce the 12-per-cent tax rate applying to qualifying small business income to 11.5 per cent in 2008 and 11 per cent in 2009.
✓	Budget 2006 takes action in support of a more skilled and educated workforce by proposing:
–	A new tax credit of up to $2,000 for employers who hire apprentices.

–	A new $1,000 grant for first- and second-year apprentices.

–	A new $500 tax deduction for tradespeople for costs in excess of $1,000 for tools they must acquire as a condition of employment. Also, the $200 limit on the cost of tools eligible for the 100-per-cent capital cost allowance will be increased to $500.

–	A new tax credit for the cost of textbooks, which will provide a tax reduction of about $80 per year for a typical full-time post-secondary student.

–	The elimination of the current $3,000 limit on the amount of scholarship, bursary and fellowship income a post-secondary student can receive without paying federal income tax.

–	Confirming up to $1 billion to provinces and territories to support urgent investments in post-secondary education infrastructure.

The Budget Plan 2006

–	Expanded eligibility for Canada Student Loans through a reduction in the expected parental contribution, starting in August 2007.
✓	Budget 2006 affirms this government’s strong commitment to agriculture by providing an additional $2 billion over two years to the farming sector.
–	$1.5 billion will be provided this year. This includes $500 million for farm support, plus a one-time investment of $1 billion to assist farmers in the transition to more effective programming for farm income stabilization and disaster relief.
✓	Budget 2006 provides $400 million over two years to combat the pine beetle infestation, strengthen the long-term competitiveness of the forestry sector and support worker adjustment.
✓	Looking forward, the Government will develop a broad-based agenda to promote a more competitive, productive Canada.

Introduction and Overview

Families and Communities
Budget 2006 provides $5.2 billion over two years in increased support for Canadians and their families.
Canada’s Universal Child Care Plan
✓	$3.7 billion over two years for the Universal Child Care Benefit (UCCB), which will provide all families with $100 per month for each child under age 6. The UCCB will not affect federal income-tested benefits and will be provided as of July 1, 2006.

✓	$250 million to support the creation of new child care spaces. The goal is to create 25,000 additional spaces each year.
Other Family Measures
✓	A children’s fitness tax credit for up to $500 in eligible fees for physical fitness programs for each child under age 16.

✓	Assistance for persons with disabilities will be enhanced by:
–	Increasing the maximum annual Child Disability Benefit (CDB) to $2,300 from $2,044, effective July 2006.

–	Extending eligibility for the CDB to middle- and higher-income families caring for a child who is eligible for the disability tax credit, effective July 2006.

–	Boosting the maximum amount of the refundable medical expense supplement to $1,000 from $767, effective 2006.
✓	$52 million per year for the Canadian Strategy for Cancer Control.
✓	Increasing to $2,000 the maximum amount eligible for the pension income credit, effective 2006. This will benefit nearly 2.7 million taxpayers with pension income and will remove approximately 85,000 pensioners from the tax rolls.

The Budget Plan 2006

     Budget 2006 provides almost $3 billion over two years to help make our communities better places to live.
Immigration Measures
✓	Reducing the Right of Permanent Residence Fee from $975 to $490, effective immediately.

✓	Increasing immigration settlement funding by $307 million and taking steps towards the establishment of a Canadian agency for the assessment and recognition of foreign credentials.
Affordable Housing
✓	Confirming up to $800 million to provinces and territories to address immediate pressures in affordable housing.
Aboriginal Communities
✓	$450 million for improving water supply and housing on reserve, education outcomes, and socio-economic conditions for Aboriginal women, children and families.
✓	Confirming up to $300 million to provinces to address immediate pressures in off-reserve Aboriginal housing, and up to $300 million to territories for affordable housing in the North.
Environment
✓	A tax credit for the purchase of monthly public transit passes, effective July 1, 2006.

✓	Accelerating the capital cost allowance for forestry bioenergy.
Infrastructure
✓	$5.5 billion over four years for a new Highways and Border Infrastructure Fund, Canada’s Pacific Gateway Initiative, the Canada Strategic Infrastructure Fund, the Municipal Rural Infrastructure Fund and a Public Transit Capital Trust.

Introduction and Overview

Other Measures
✓	Exempting donations of publicly listed securities to public charities from capital gains tax, effective immediately.
✓	Exempting donations of ecologically sensitive land made under the Ecogift program from capital gains tax, also effective immediately.

✓	$50 million to the Canada Council for the Arts.
✓	Providing temporary solvency funding relief to help re-establish full funding of federally regulated defined benefit pension plans in an orderly fashion, with safeguards for promised pension benefits.

The Budget Plan 2006

Security
Budget 2006 provides $1.4 billion over two years to protect Canadian families and communities, to secure our borders and to increase our preparedness to address public health threats. Over the same period, this budget provides $73 million to better secure our financial system. The Government is also committed to strengthening Canada’s role in the world by investing an additional $1.1 billion over two years in Canada’s armed forces and by working to ensure the effectiveness of international assistance.
Cracking Down on Crime
✓	$161 million for 1,000 more RCMP officers and federal prosecutors to focus on such law-enforcement priorities as drugs, corruption and border security (including gun smuggling).

✓	$37 million for the RCMP to expand its National Training Academy (Depot) to accommodate these new officers and build the capacity to train more officers in the future.

✓	Set aside funds to expand Canada’s correctional facilities to house the expected increase in inmates as a result of changes in sentencing rules.

✓	$20 million for communities to prevent youth crime with a focus on guns, gangs and drugs.

✓	$26 million to give victims a more effective voice in the federal corrections and justice system, and to give victims greater access to services (such as travel to appear at parole hearings).
Securing Safe and Open Borders
✓	$101 million to begin arming border officers and eliminating “work-alone” posts.

✓	$303 million to implement a border strategy to promote the movement of low-risk trade and travellers within North America while protecting Canadians from security threats.

Introduction and Overview

Preparing for Emergencies
✓	$460 million ($1 billion over five years) to further improve Canada’s pandemic preparedness.

✓	$19 million per year to Public Safety and Emergency Preparedness Canada to enhance our capacity to deal with catastrophes and emergencies.
Transportation Security
✓	$133 million to support Canadian Air Transport Security Authority operations.

✓	$95 million for new measures to enhance the security of passenger rail and urban transit.
Strengthening Canada’s Role in the World
✓	$1.1 billion ($5.3 billion over five years) to strengthen the Canadian Forces’ capacity to defend our national sovereignty and security.

✓	Up to $320 million in 2005–06 to fight polio, tuberculosis, malaria and HIV/AIDS and to help low-income countries cope with natural disasters or sharp rises in commodity prices.
Enhancing Security in the Financial System
✓	$64 million to enhance Canada’s anti-money laundering and anti-terrorist financing regime.

✓	$9 million to fund integrated enforcement teams to combat currency counterfeiting.

The Budget Plan 2006

Restoring Fiscal Balance in Canada
In Budget 2006, the Government is committing to take immediate action to restore fiscal balance. This government will address concerns over fiscal imbalance through:
✓	Implementation of the 10-Year Plan to Strengthen Health Care.

✓	A Patient Wait Times Guarantee for medically necessary services, developed with provincial and territorial governments.

✓	Certainty for equalization and Territorial Formula Financing payments for 2006–07 through reliance on more current economic and fiscal data, as well as one-time adjustments of $255.4 million to offset declines.

✓	Additional funding of up to $3.3 billion for provinces and territories to help address immediate pressures in post-secondary education, affordable housing (including Northern and off- reserve Aboriginal housing) and public transit, contingent on sufficient funds being available from the 2005–06 surplus.

✓	A commitment to work with provinces and territories toward a common securities regulator.
     The Government is also committing to further action over the next year, working toward more open, transparent and collaborative fiscal relations in Canada. It proposes:
✓	A principle-based framework on fiscal arrangements, outlined in the companion document Restoring Fiscal Balance in Canada , which will lead to:
–	A new approach for allocating unplanned federal surpluses.

–	Renewed, transparent and principle-based Equalization and Territorial Formula Financing programs.

–	A new approach to long-term and predictable support for post-secondary education and training.

–	A new framework for long-term funding support for infrastructure programs.
     The Government is looking forward to a rich dialogue on fiscal relations, engaging Canadians, provincial and territorial governments, academics and experts, concluding with further action to improve fiscal relations in Canada.

Introduction and Overview

Fiscal Outlook
✓	For 2005–06, the federal surplus is currently estimated at $8 billion, based on monthly financial information through February 2006. The final result will reflect developments in March and year-end accrual adjustments.

✓	Starting this fiscal year, the Government is planning on achieving annual debt reduction of $3 billion.

✓	The Government is directing higher than expected surpluses over the planning period to the priorities of Canadians, largely to reducing taxes. As a result, revenues as a share of gross domestic product (GDP) are projected to decline from 16.4 per cent in 2004–05 to 15.5 per cent in 2007–08.

✓	The Government is committed to reducing growth in spending to a rate that is sustainable. Program expenses as a share of GDP are projected to decline from 13.7 per cent in 2004–05 to 13.0 per cent in 2007–08.

✓	The debt-to-GDP ratio is projected to fall to 31.7 per cent by 2007–08, on track to meet the new medium-term objective of reducing the debt-to-GDP ratio to 25 per cent by 2013–14.

The Budget Plan 2006

Table 1.1
Summary Statement of Transactions
(Including May 2006 Budget Measures)

	Actual[1]	Estimate	Projection
	2004–05	2005–06	2006–07	2007–08
	(billions of dollars)
Budgetary revenues	211.9	220.9	227.1	235.8
Program expenses	176.3	179.2	188.8	196.5
Public debt charges	34.1	33.7	34.8	34.8

Total expenses	210.5	212.9	223.6	231.4

Planned debt reduction	1.5	8.0	3.0	3.0

Remaining surplus			0.6	1.4

Federal debt	494.4	486.4	483.4	480.4
Per cent of GDP
Budgetary revenues	16.4	16.1	15.7	15.5
Program expenses	13.7	13.1	13.0	13.0
Public debt charges	2.6	2.5	2.4	2.3
Total expenses	16.3	15.6	15.4	15.2
Debt reduction	0.1	0.6	0.2	0.2
Federal debt	38.3	35.5	33.3	31.7
Nominal GDP (billions of dollars, calendar year)	1,290	1,369	1,451	1,517

Note: Totals may not add due to rounding.

[1]	Revised to reflect the impact of consolidating foundations.

Introduction and Overview

Table 1.2
Budget 2006 New Initiatives

	2005–06	2006–07	2007–08	Total
	(millions of dollars)
Accountability		57	60	117

Opportunity
Reducing the GST rate to 6 per cent		3,520	5,170	8,690
Other tax relief for all Canadians	4,965	3,640	3,685	12,290
Creating jobs and growing Canada’s economy		1,405	735	2,140
Promoting education, training and research		575	665	1,240
Support for opportunity in primary economic sectors	755	1,700	700	3,155
Other actions to support opportunity		3	3	6

Subtotal	5,720	10,843	10,958	27,521

Families and communities
Families
Canada’s Universal Child Care Plan		1,610	2,335	3,945
Other family measures		632	672	1,304

Subtotal		2,242	3,007	5,249
Communities
Immigration measures		251	298	549
Aboriginal communities		150	300	450
Environment		160	240	400
Infrastructure		464	925	1,389
Other community measures		75	85	160

Subtotal		1,100	1,848	2,948

Subtotal		3,342	4,855	8,197

Security
Protecting Canadian families and communities		193	331	524
Securing our borders		188	216	404
Defence		401	725	1,126
Pandemic preparedness		170	290	460
Financial security		40	33	73

Subtotal		992	1,596	2,588

Equalization and Territorial
Formula Financing		255		255

Expenditure reallocations		(1,200)	(2,420)	(3,620)

Total net budget 2006 initiatives	5,720	14,290	15,049	35,058

Note: This table does not include initiatives announced before the November 2005 Economic and Fiscal Update and confirmed by the Government.

 2
Economic Developments
and Prospects

The Budget Plan 2006

Highlights
✓	The Canadian economy recorded solid growth in 2005, largely supported by healthy increases in final domestic demand.

✓	Looking ahead, forecasters expect slightly stronger near-term growth than estimated at the time of the November 2005 Economic and Fiscal Update.

✓	Private sector forecasters have raised their forecasts for gross domestic product (GDP) inflation in 2006, largely because of unexpectedly strong growth in commodity prices in late 2005. As a result, the forecast level of nominal GDP in 2006 and 2007 is now over $20 billion higher than projected at the time of the Update.

✓	The risks to the Canadian economic outlook remain largely external, and include uncertainty about commodity prices, the risk of a sudden correction in U.S. house prices, and the risk that the Canadian dollar may appreciate further in response to adjustments to global imbalances.
Note: This chapter incorporates data available up to April 26, 2006. Figures in this chapter are at annual rates unless otherwise noted.

Economic Developments and Prospects

Introduction
This chapter reviews recent economic developments and prospects. It establishes the economic-planning assumptions that underlie the Government’s budget plan and presents an assessment of risks and uncertainties associated with the economic outlook.
     The Canadian economy recorded solid growth in 2005, largely supported by healthy increases in final domestic demand. Strong global growth in 2005 and rising demand for Canadian commodities contributed to a mid-year recovery in exports as the Canadian economy adjusted to past appreciations of the dollar.
     Looking ahead, forecasters expect slightly stronger growth in 2006 than estimated at the time of the November 2005 Economic and Fiscal Update due to stronger than anticipated growth in the second half of 2005. The risks to the Canadian economic outlook remain largely external.
External Environment
Despite continued high oil prices, the global economic expansion maintained its momentum in 2005 and is expected to remain broadly on track over the near term. U.S. growth is expected to slow but continue to be strong. Growth in Japan and Europe is firming, and there is growing optimism that the improvement is sustainable. Overall, the International Monetary Fund (IMF) forecasts world real GDP growth (calculated at market exchange rates) of 3.6 per cent in 2006 and 3.4 per cent in 2007 (Table 2.1).
Table 2.1
Global Outlook for Real GDP Growth

	2004	2005	2006	2007
	(per cent)
World[1]	4.0	3.4	3.6	3.4
Japan	2.3	2.7	2.8	2.1
China	10.1	9.9	9.5	9.0
Euro area	2.1	1.3	2.0	1.9
United Kingdom	3.1	1.8	2.5	2.7
United States	4.2	3.5	3.4	3.0

[1]	World real GDP growth is calculated using market exchange rates.

Sources: IMF, World Economic Outlook (April 2006); Blue Chip Economic Indicators (April 2006).

The Budget Plan 2006

United States
The U.S. economy slowed temporarily in the final quarter of 2005, as the end of automobile buyer incentive programs and surging gasoline prices in the aftermath of Hurricane Katrina took a toll on consumer spending and net exports weakened. Nevertheless, for 2005 as a whole, U.S. real GDP growth was a solid 3.5 per cent. Moreover, the economy bounced back strongly in the first quarter of 2006, reflecting rebounds in consumer spending, business investment and government spending as well as an acceleration in exports.
     Going forward, U.S. growth is expected to ease during the second half of the year and into 2007, reflecting higher interest rates and a moderating housing market. Nevertheless, rising incomes and healthy corporate profits should help sustain growth in domestic demand, while a pickup in growth in its trading partners should translate into higher net export growth. Markets currently expect the Federal Reserve to complete its tightening cycle by mid-2006. Overall, U.S. private sector forecasters expect U.S. real GDP growth to average 3.4 per cent in 2006 and then ease to 3.0 per cent in 2007. The 2007 forecast is 0.2 percentage points lower than at the time of the November 2005 Economic and Fiscal Update.
Overseas Economies
In Japan, economic activity picked up strongly in late 2005. While Japanese growth has been supported by strong export growth, the expansion is increasingly being driven by final domestic demand. The IMF expects Japan’s recovery to remain firmly on track in 2006, as rising employment, strong corporate profits and a turnaround in bank credit growth continue to support domestic demand. Real GDP growth is expected to edge up to 2.8 per cent in 2006 before easing to 2.1 per cent in 2007.
     In China, economic activity remains very strong thanks to high levels of investment and strong net exports. China recorded growth of about 10 per cent for the third consecutive year in 2005. The pace of expansion is projected to slow modestly in 2006 and 2007, as the contribution from external demand moderates and the government acts to slow investment growth.
     The pattern of growth in the euro area has been relatively uneven but appears generally indicative of a strengthening expansion. Recent monthly indicators point to healthy activity so far in 2006. The recovery is expected

Economic Developments and Prospects

to strengthen going forward, as last year’s depreciation of the euro and favourable financing conditions support business investment and external demand strengthens. Real GDP growth for the euro area is forecast to average 2.0 per cent in 2006 and 1.9 per cent in 2007, up from 1.3 per cent in 2005.
     Economic growth in the United Kingdom slowed to 1.8 per cent in 2005, as a cooling housing market and higher energy prices brought about a slowdown in consumption. Nonetheless, business investment and export growth have remained steady, and as the factors that dampened activity in 2005 wane, real GDP growth is forecast to increase to 2.5 per cent in 2006 and 2.7 per cent in 2007.
Canadian Economy
In 2005, real GDP increased 2.9 per cent, the same pace as in 2004. Final domestic demand remained the engine of growth throughout the year, particularly consumer spending and business non-residential investment (Chart 2.1). At the same time, real exports improved, making growth more balanced. The current expansion is in its 15th year—the second longest in the postwar period (Chart 2.2).

Chart 2.1
Real GDP Growth	Growth in Real Exports and Imports

The Budget Plan 2006

Chart 2.2
Historical Expansion Length (Period Without Recession) 1
     Developments in the world economy put upward pressure on the Canadian dollar in 2005, a continuation of the trend that began in late 2002. Global demand for commodities—particularly from rapid-growth regions like emerging Asia—has been strong in recent years, boosting global commodity prices. As a net exporter of commodities, Canada’s currency tends to rise when commodity prices rise. Global portfolio adjustments have also put upward pressure on the Canadian dollar in recent years in response to large and persistent U.S. current account deficits.
     On a trade-weighted basis, the Canadian dollar has risen more than any other major currency since the beginning of 2003 (Chart 2.3). Moreover, the Canadian economy is more exposed to currency movements than other major economies, given Canada’s high ratio of total trade to GDP.

Economic Developments and Prospects

Chart 2.3
Nominal Effective Exchange Rate of Major Currencies 1
     The appreciation of the Canadian dollar has posed a challenge to Canadian firms that are highly exposed to international trade. Employment in the manufacturing sector has declined by 173,900 since January 2003, around the time the dollar began to appreciate. Employment has been shifting away from manufacturing and into services in virtually all advanced industrial economies over the past 35 years (Chart 2.4). The previous weakness of the Canadian dollar masked this trend during the 1990s.
     The overall economy has been adjusting well to the challenge posed by the rising dollar, with employment in all other industries growing by 989,100 since January 2003. The decline in Canadian manufacturing employment has been accompanied by strong employment growth in high-wage sectors such as construction, finance, insurance and real estate, professional and scientific services, and education.
     In 2005, the Canadian economy created 254,700 new positions, all of which were full-time, and 2006 got off to a good start with a total of 101,500 new jobs in the first quarter (Chart 2.5). With strong job creation, the unemployment rate fell steadily through 2005 and sat at 6.3 per cent in March 2006, its lowest level since December 1974.

The Budget Plan 2006

Chart 2.4
Manufacturing Employment

Chart 2.5
Employment and the Unemployment Rate

Economic Developments and Prospects

     The strong pace of job creation has supported income growth and real consumer spending, which grew almost 4 per cent between the fourth quarters of 2004 and 2005. Durable and semi-durable goods consumption have been particularly strong. Strong income growth and low mortgage rates have supported residential investment growth, which grew by more than 3 per cent in 2005.
     Strong domestic demand, the recovery in exports and higher commodity prices have helped maintain robust corporate profit growth. In the fourth quarter of 2005, corporate profits were more than 13 per cent above their level one year earlier. Total corporate profits in Canada now stand at 14.6 per cent of GDP, the highest level on record (Chart 2.6).
     Reduced costs of imported machinery and equipment (M&E) stemming from the stronger Canadian dollar have helped to support strong growth in investment. Real investment in M&E was 10.7 per cent higher in the fourth quarter of 2005 than one year earlier.
     Engineering construction in the oil and gas sector has been stimulated by higher energy prices and profits, contributing to a strengthening in non-residential construction. Investment in the oil and gas sector is at its highest share of GDP in 15 years.

Chart 2.6
Corporate Profits	Real Investment Growth

The Budget Plan 2006

     After growing an average of only 0.3 per cent per year in 2003 and 2004, productivity growth rebounded in 2005, growing at a rate similar to the 2.1 per cent recorded over the 1997–2002 period.
     While Consumer Price Index (CPI) inflation increased following energy price increases last fall, it subsided toward the end of 2005 as energy prices eased. In March, total CPI inflation was 2.2 per cent (year over year), with core inflation at 1.7 per cent. Core inflation has remained stable and below the 2-per-cent mid-point of the inflation target range for over two years. Later this year, the Government of Canada and the Bank of Canada will announce a new inflation target agreement.
     The Bank of Canada has raised interest rates by 150 basis points since September 2005, reflecting its view that the Canadian economy is operating at, or just above, its production capacity and its expectation that the economy will continue to grow at a healthy pace in 2006 and 2007.
Private Sector Economic Forecasts
The Department of Finance Canada surveys 18 private sector economic forecasters on a quarterly basis regarding their outlook for the Canadian economy. This survey forms the basis for economic assumptions that underlie the fiscal projections for the budget. In addition, the Minister of Finance meets with a group of private sector economists to discuss Canada’s economic outlook and the risks and uncertainties associated with the outlook.
     The economic forecasts reported here reflect the survey of private sector forecasters conducted by the Department in March following the release of the 2005 fourth-quarter National Income and Expenditure Accounts by Statistics Canada on February 28.
     Canadian real GDP growth over the second half of 2005 was slightly stronger than private sector forecasters had anticipated at the time of the November 2005 Economic and Fiscal Update, leading forecasters to revise up their outlook for 2006 slightly from 2.9 per cent to 3.0 per cent. Forecasters now expect the economy to grow by 2.7 per cent in 2007, down from 3.1 per cent in the Update. The moderation in growth in 2007 likely reflects revisions to private sector forecasters’ views about U.S. economic growth as well as upward revisions to their outlook for the Canada-U.S. exchange rate over the same period.

Economic Developments and Prospects

     Private sector forecasters have raised their forecasts for GDP inflation in 2006 largely because of unexpectedly strong growth in commodity prices in late 2005. Forecasters now expect GDP inflation of 2.9 per cent in 2006, up from 2.2 per cent in the November Update. Forecasters have revised their outlook for GDP inflation in 2007 to 1.8 per cent from 1.6 per cent in November.
     As a result, the outlook for nominal GDP growth in 2006 has been revised up from 5.2 per cent in the November Update to 6.0 per cent. The upward revision to GDP inflation in 2007 almost entirely offsets the downward revision to real GDP growth in the year, resulting in nominal GDP growth of 4.6 per cent, which is only marginally lower than projected at the time of the Update (4.7 per cent). The forecast level of nominal GDP in 2006 and 2007 is now over $20 billion higher than projected at the time of the Update (Chart 2.7). Compared to the 2005 budget, the nominal GDP forecast is $29 billion higher in 2006 and $25 billion higher in 2007, after adjusting for historical revisions.
Chart 2.7
Changes in Nominal GDP Forecasts

The Budget Plan 2006

     In the November Update, private sector forecasters expected a gradual pace of monetary tightening, resulting in short-term interest rates averaging 3.4 per cent in 2006 and 4.1 per cent in 2007. The current private sector outlook reflects an accelerated pace of tightening with short-term rates averaging 4.0 per cent in 2006. However, no further monetary tightening is anticipated in 2007 as short-term interest rates are expected to average 4.1 per cent in 2007, unchanged from the Update.
     The outlook for long-term interest rates has also been revised since the Update. Interest rates on 10-year government bonds are expected to average 4.4 per cent in 2006, unchanged from those expected at the time of the Update. However, for 2007, long-term rates are expected to average 4.5 per cent, approximately 60 basis points lower than levels anticipated in the Update, reflecting lower expectations of U.S. long-term rates.
     Private sector forecasters expect the labour market in Canada to remain healthy. The unemployment rate is forecast to average 6.6 per cent in 2006 and 2007, lower than the 6.8 per cent forecast over the same period in the Update. Forecasters have raised their outlook for employment growth in 2006 from 1.3 per cent in the Update to 1.5 per cent. Employment growth is expected to slow somewhat from this strong pace to 1.2 per cent in 2007, slightly lower than anticipated at the time of the Update (1.4 per cent).

Economic Developments and Prospects

Table 2.2
Evolution of the Average Private Sector Forecast for Key Indicators

	2005	2006	2007
	(per cent, unless otherwise indicated)
Real GDP growth
February 2005 budget	2.9	3.1	3.1
November 2005 Economic and Fiscal Update	2.8	2.9	3.1
May 2006 budget	2.9	3.0	2.7

GDP inflation
February 2005 budget	2.0	1.9	1.8
November 2005 Economic and Fiscal Update	2.4	2.2	1.6
May 2006 budget	3.1	2.9	1.8

Nominal GDP growth
February 2005 budget	4.9	5.0	5.0
November 2005 Economic and Fiscal Update	5.3	5.2	4.7
May 2006 budget	6.1	6.0	4.6

Nominal GDP level (billions of dollars)
February 2005 budget[1]	1,354	1,422	1,492
November 2005 Economic and Fiscal Update	1,358	1,429	1,496
May 2006 budget	1,369	1,451	1,517

3-month treasury bill rate
February 2005 budget	2.7	3.5	4.5
November 2005 Economic and Fiscal Update	2.7	3.4	4.1
May 2006 budget	2.7	4.0	4.1

10-year government bond rate
February 2005 budget	4.6	5.1	5.5
November 2005 Economic and Fiscal Update	4.0	4.4	5.1
May 2006 budget	4.1	4.4	4.5

Unemployment rate
February 2005 budget	7.2	7.0	6.9
November 2005 Economic and Fiscal Update	6.8	6.8	6.8
May 2006 budget	6.8	6.6	6.6

Employment growth
February 2005 budget	1.4	1.5	1.5
November 2005 Economic and Fiscal Update	1.3	1.3	1.4
May 2006 budget	1.4	1.5	1.2

Addendum:
U.S. real GDP growth
February 2005 budget	3.6	3.4	n/a
November 2005 Economic and Fiscal Update	3.5	3.3	3.2
May 2006 budget	3.5	3.4	3.0

[1]	Nominal GDP levels have been adjusted to reflect May 2005 revisions to Canada’s National Income and Expenditure Accounts.
Sources: December 2004, September 2005 and March 2006 Department of Finance Canada surveys of private sector forecasters. U.S. real GDP growth: January 2005, October 2005 and April 2006 Blue Chip Economic Indicators.

The Budget Plan 2006

Risks to the Economic Outlook
The risks to the Canadian outlook remain largely external. They are uncertainty about commodity prices, the risk of a sharp correction in U.S. house prices, and the risk that the Canadian dollar may appreciate further in response to adjustments to global imbalances. There is also a concern about the potential economic impacts of an influenza pandemic.
Commodity Prices
Prices for many commodities remain high and volatile. Strong demand growth, particularly in developing Asian economies, combined with tight supply conditions, has led to significantly higher prices of energy commodities and industrial metals in recent years. From late 2002 to the first quarter of 2006, crude oil prices rose almost 120 per cent. Natural gas prices are up over 80 per cent over the same period, despite a recent sharp decline. Prices for key Canadian industrial metals saw even stronger gains, with price increases for copper, nickel, zinc and aluminum averaging almost 150 per cent.
     Higher commodity prices boost incomes and ultimately lead to higher investment, employment and output in the commodity sector.
     Higher commodity prices also tend to boost the Canadian dollar, which can dampen growth in manufacturing and other export-oriented industries. Further, higher prices for oil and natural gas translate directly into reduced purchasing power of consumers both domestically and in our trading partners, reducing growth in real consumer spending and exports. Strong demand and limited capacity mean that there is a near-term risk of further oil and natural gas price increases, which would pose a downside risk to near-term real GDP growth in Canada and the United States. Oil prices also remain vulnerable to geopolitical developments.

Economic Developments and Prospects

     At the same time, energy and industrial metals prices remain well above historical trend levels, in real terms. For example, real crude oil prices are currently over 2.5 times their average level over the last six decades (Chart 2.8), while real natural gas prices are nearly four times their historical average over the same period. Similarly, real industrial metals prices are likely also above historical trend levels. While private sector forecasters expect some declines in both energy and non-energy commodity prices, there is a risk that they could decline more than expected. This would mean lower-than-expected nominal GDP over the medium term.
Chart 2.8
Price of West Texas Intermediate Crude Oil

The Budget Plan 2006

U.S. House Prices
Real U.S. house prices have increased at a rapid rate in the past few years (Chart 2.9). While recent price gains have been less pronounced than those recorded in other countries such as the United Kingdom and Australia, their duration and size have far surpassed that of previous U.S. housing booms. House prices have increased significantly in Canada as well, although the rise has been less pronounced than in the U.S. and has partly reflected a recovery from depressed levels in the mid-1990s.
     The strength in U.S. house prices has provided an important boost to economic activity in recent years. Rising house prices have stimulated housing construction and boosted employment in housing-related industries. Households’ willingness and ability to spend accumulated housing wealth—through equity withdrawals and mortgage refinancing—have been a major contributor to the growth in consumer expenditures.
Chart 2.9
Real House Prices

Economic Developments and Prospects

     U.S. housing market indicators are already showing signs of cooling, owing to rising interest rates in the U.S., as monetary policy aims to gradually slow domestic demand to avoid an overheating economy. U.S. house price growth is expected to gradually slow from its recent fast pace, contributing to the weaker 2007 growth outlook predicted by private sector forecasters. A more abrupt adjustment in house prices would imply weaker consumer spending growth than expected. A slower U.S. economy would have negative implications for the Canadian economy as well.
Resolution of Global Imbalances
Global imbalances continued to widen in 2005 (Chart 2.10). The U.S. current account deficit grew to 6.4 per cent of U.S. GDP and almost 2 per cent of world GDP, matched by growing surpluses in China, oil-exporting countries and Germany. Current account surpluses remained large in Japan and the rest of emerging Asia as well.
Chart 2.10
World Current Account Balances

The Budget Plan 2006

     The widening of global imbalances in recent years reflects changes in saving and investment in the U.S. and the rest of the world. In China and (to a lesser extent) the rest of emerging Asia, active currency management has boosted saving and has led to a massive accumulation of foreign reserves. Surging oil prices since 2002 have boosted saving in oil-exporting economies, such as those in the Organization of the Petroleum Exporting Countries (OPEC), Russia and Norway. Investment as a share of GDP in the rest of the world has fallen, reflecting economic weakness in Germany and Japan and continued low investment in emerging Asia (excluding China) since the Asian financial crisis of 1997–98. The combination of rising saving and weak investment in the rest of the world has helped push global long-term interest rates down.
     Low long-term interest rates have boosted house prices and consumption in the U.S., which has in turn pushed the personal savings rate down. At the same time, the federal budget has shifted from surpluses to large deficits. In this environment, the fall in the U.S. dollar since the beginning of 2002 has not been sufficient to reduce imbalances.
     Greater currency flexibility in emerging Asia, stronger overseas growth and a reduction in the U.S. fiscal deficit would all help to correct global imbalances. However, there is a risk that the main channel of adjustment could be a further depreciation of the U.S. dollar against floating currencies such as the Canadian dollar.
Influenza Pandemic
Since January 2004, widespread outbreaks of the H5N1 influenza virus in birds have been associated with around 200 human cases and more than 100 deaths in Asia. Most human cases have been linked to direct contact with infected poultry. There is a concern that H5N1 could mutate or mix with an existing human influenza virus to create a new strain that would be easily transmissible among humans and to which humans would have no immunity. Such a strain could cause a pandemic.
     While there is currently no indication that H5N1 is becoming transmissible, a pandemic at some future date could have economic consequences.

Economic Developments and Prospects

     A severe pandemic like that of 1918 would likely lead to a brief but noticeable reduction in GDP growth as a result of higher worker absenteeism and reduced spending in some sectors. Some expenditures would, however, be reallocated across sectors, lessening the impact on total GDP. Growth could be expected to rebound sharply immediately following the pandemic as absenteeism returns to normal levels and spending occurs that had been delayed because of the pandemic. A mild pandemic like those of 1957 and 1968 would likely have very small economic impacts.

The Budget Plan 2006

The Economic Impacts of Past Influenza Pandemics and SARS
The 1918 Pandemic
The 1918 influenza pandemic was far more severe than any other on record. About 20 per cent of Americans fell ill between September 1918 and January 1919, with about half the cases occurring in October. About 0.5 per cent of the U.S. population died, mostly from pneumonia complications. Mortality was concentrated among persons aged 20 to 40. The increase in mortality in the province of Ontario was similar to that in the United States in 1918.
Declines in U.S. industrial production in the fall of 1918 suggest that the pandemic reduced annual 1918 U.S. GDP by up to 0.5 per cent. Small impacts are apparent in passenger rail and transit use. Retail sales, external trade, financial markets and bankruptcies appear to have been unaffected. Similar data are not available for Canada for this period.
The 1957 and 1968 Pandemics
The 1957 pandemic struck North America in the fall of 1957, with about half the cases occurring in October. About 35 per cent of the population fell ill and about 0.04 per cent died, with deaths concentrated among the very young and very old. The 1968 pandemic reached North America in December. It was the mildest of the three pandemics in the 20th century, with population mortality of 0.02 per cent.
The 1957 pandemic pushed the Canadian illness absenteeism rate up by 3.1 percentage points in October 1957. Both the 1957 and 1968 pandemics had very small impacts on the Canadian economy.
SARS
Severe acute respiratory syndrome (SARS) was an atypical pneumonia that appeared in Southeast Asia in late 2002 and early 2003 and spread to a number of other countries in the spring. The World Health Organization estimates that 8,096 people were infected, of whom 774 died. Canada was the most affected non-Asian country with 251 cases and 43 deaths, most of these in Toronto.
SARS had a significant impact on air travel to affected locations. Hong Kong and Singapore were particularly vulnerable owing to the importance of tourism to their economies. Air travel reductions stemming from SARS and the start of the second Gulf War caused Hong Kong and Singapore GDP to contract in the second quarter of 2003. Goods trade and retail sales were largely unaffected. Reduced air travel also affected Canada, with negative impacts on the accommodation industry, particularly in Toronto. Travel and accommodation impacts reduced Canadian annual GDP by about 0.03 per cent in 2003.

3
Building
a Better Canada

Building a Better Canada

Introduction
Canadians have chosen change, and Budget 2006 reflects that direction. Canadians deserve a government that treats their tax dollars with respect. A government that puts people first. A government that is accountable for its actions, is fiscally responsible and keeps its word. It is time to turn a new leaf.
     Canada’s new government has a focused, responsible agenda to build a better Canada. It will clean up government, provide real support to hard-working Canadians and their families, restore fiscal balance within the Canadian federation and strengthen Canada’s role in the world.
     Budget 2006 proposes the necessary measures to implement the Government’s commitment to its five key priorities and associated platform commitments for Canadians. It contains proposals that would:
•	Fund measures set out in the Federal Accountability Action Plan to strengthen the accountability, oversight and transparency of government operations.
•	Ensure that all Canadians receive tax relief, starting with reducing the goods and services tax by 1 percentage point on July 1, 2006. It proposes further general tax relief by introducing the new Canada Employment Credit, reducing the lowest tax rate and increasing the basic personal amount.
•	Support the Child Care choices of families through the new Universal Child Care Benefit and the creation of new child care spaces.
•	Protect Canadian families by tackling crime, strengthening the justice system and increasing Canada’s capacity to defend its national security and sovereignty.
•	Work with provinces and territories to establish a Patient Wait Times Guarantee, and lay out a principled framework to restore fiscal balance in Canada.
     This chapter outlines initiatives to implement these key commitments and other related measures. By focusing on priorities, this budget will help create opportunities for all Canadians.

Accountability

The Budget Plan 2006

Highlights
A core priority of the Government is to improve the accountability and transparency of government operations to Canadians. The Federal Accountability Action Plan, released on April 11, introduced a wide-ranging set of reforms, including establishing the position of a Parliamentary Budget Officer and a commitment to provide quarterly updates of the fiscal outlook for the current fiscal year.
     Budget 2006 announces a more transparent framework for budget planning, consisting of the following elements:
✓	The Government will make decisions in the budget over a two-year planning horizon. Measures will be introduced when they are affordable and ready to be implemented.

✓	The Government will restrain the rate of spending growth. The Government will introduce a new approach to managing overall spending to ensure that government programs focus on results and value for money, and are consistent with government priorities and responsibilities. The President of the Treasury Board will identify savings of $1 billion in 2006–07 and 2007–08.

✓	The Government will plan on reducing the federal debt by $3 billion annually. The Government is advancing by one year, to 2013–14, the goal of lowering the debt-to-GDP ratio to 25 per cent.

✓	The Government will examine the possibility of allocating a portion of any surplus at year-end larger than $3 billion to the Canada Pension Plan and Quebec Pension Plan, in order to make them more equitable for young Canadians and improve economic competitiveness.

✓	Financial reporting will be improved, in keeping with recommendations from the Auditor General of Canada.

Building a Better Canada Accountability

Introduction
Accountability is the foundation of good government. A strong accountability regime assures Parliament and Canadians that the Government of Canada is using public resources efficiently and effectively. A central element of accountability is transparency. Full and clear information on programs and operations allows citizens and Parliament to hold the Government accountable for its actions and results.
     Transparency is also vital for the effective participation of citizens and organizations in developing public policy, which helps to ensure better decisions and better policies and programs for Canadians.
     Improving public accountability and transparency is the first core priority of the Government. The proposed Federal Accountability Act was the first piece of legislation brought forward to Parliament by the Government. The Federal Accountability Action Plan represents a comprehensive blueprint for a more accountable, open and ethical government.
     Building on these initiatives, Budget 2006 proposes an approach to fiscal planning and managing taxpayer dollars that will improve transparency and strengthen accountability.
Core Priority: Federal Accountability Action Plan
Through the Federal Accountability Action Plan released on April 11, 2006, the Government proposed a broad-ranging set of reforms to strengthen accountability, transparency and oversight in government operations. The proposed Action Plan would:
•	Ban institutional and large personal donations to political parties.
•	Ensure that positions of public trust cannot be used as stepping stones to private lobbying.
•	Provide real protection for whistleblowers who show courage in coming forward to do what is right.
•	Establish within the Library of Parliament the position of Parliamentary Budget Officer with a mandate to provide objective analysis on the state of the nation’s finances and trends in the national economy, to conduct economic and fiscal research, and to estimate the financial cost of budgetary proposals under consideration in either the House of Commons or the Senate.

The Budget Plan 2006

•	Require updates of the fiscal outlook for the current fiscal year on a quarterly basis.

•	Strengthen the capacity and independence of Officers of Parliament, including the Auditor General of Canada, to hold the Government to account.

•	Strengthen auditing and accountability within departments by clarifying the managerial responsibilities of deputy heads within the framework of ministerial responsibility, and by bolstering the internal audit function within departments and Crown corporations.

•	Increase the transparency of appointments, contracts and auditing within government and Crown corporations.
     These measures will cost $164 million over the next two years.
     Going forward, the Government will streamline its management policies and consult with stakeholders on reducing barriers that inhibit access to government. It will:
•	Review its procurement and financial management policies to identify where they could be streamlined.

•	Repeal policies and regulations where they inhibit the effectiveness of public service employees, while always maintaining a focus on promoting accountability and good management.
Table 3.1
Accountability

	2006–07	2007–08	Total
		(millions of dollars)
Federal Accountability Action Plan	57	60	117
Internal audit[1]	16	31	47

Total	73	91	164

[1]	Funding included in the initiatives announced before the Update and confirmed by the Government (Table 4.2). The net new cost of accountability measures is $57 million in 2006–07 and $60 million in 2007–08.

Building a Better Canada Accountability

Improving Fiscal Transparency and Financial Management
Budget 2006 proposes a more transparent budget framework, which will include:
•	A new approach to budget planning.

•	Actions to limit spending growth and better manage expenditures.

•	A commitment to reducing the federal debt.

•	A proposal for allocating unplanned surpluses.

•	Reforms to the Government’s financial reporting.
A New Approach to Budget Planning and Fiscal Forecasting
Since the federal deficit was eliminated in 1997–98, budget surpluses have frequently been higher than projected. This has eroded the credibility of the budget process and limited the scope for parliamentarians and Canadians to debate alternative uses of surplus funds. A new approach is required. The Government will plan on achieving an annual debt reduction of $3 billion. The former practice of adjusting the budget projections for economic prudence is discontinued. In order to incorporate objective assumptions, the budget projections will continue to be based on the average forecast of private sector economists.
     While in some key areas it is appropriate to signal the Government’s medium- to longer-term fiscal intentions (e.g. defence and infrastructure), in general it is important that the focus of the planning period be on the near term, where uncertainties are fewer and the Government can reasonably be held to account for its fiscal plan. For this reason, the economic and fiscal projections of the budget are presented over a two-year time horizon.
Limiting Spending Growth Through Improved Expenditure Management
Over the past five years, total program spending has grown by an average of 8.2 per cent annually. In 2004–05 growth in spending reached 14.4 per cent. This growth is neither sustainable nor desirable. The Government is committed to restraining the rate of growth of spending to a more sustainable level. This will require a focused approach to implementing the Government’s priorities.

The Budget Plan 2006

     Reflecting the Government’s focus on its priorities for this budget, it will not proceed with about $7 billion in spending proposals over five years announced in the November 2005 Economic and Fiscal Update.
     More broadly, the Government needs a new ongoing approach to managing overall spending to ensure that all government programs are effective and efficient, are focused on results, provide value taxpayers’ money and are aligned with the Goverment’s priorities and responsibilities.
     To that end, the Government is launching a review of its expenditure management system. Led by the President of the Treasury Board, this review will report on a new approach by the fall.
     The new expenditure management system will respect the following principles:
•	Government programs should focus on results and value for money.

•	Government programs must be consistent with federal responsibilities.

•	Programs that no longer serve the purpose for which they were created should be eliminated.
     By applying these principles, the Government will ensure that growth in program spending is sustainable and that the federation works better for all Canadians.
     To begin to put spending on a more sustainable track, the President of the Treasury Board will identify savings of $1 billion for 2006–07 and 2007–08 and provide a progress report by the fall.

Building a Better Canada Accountability

Chart 3.1
Federal Debt-to-GDP Projections (Accumulated Deficit)
(Public Accounts Basis)
A Commitment to Reduce Canada’s Debt Burden
The Government is committed to keep the federal debt-to-GDP ratio on a downward track.
     While Canada’s federal debt burden had been reduced significantly over the last decade, it is still too high. As a percentage of GDP, federal debt stood at 38.3 per cent in 2004–05, well above the ratio of the mid-1970s, when large deficits began to emerge. It is also about double the combined debt burden of provincial and territorial governments.
     Lowering the debt burden reduces Canada’s exposure to fluctuations in global interest rates and reduces the share of each revenue dollar that goes to service the debt. It also helps Canada prepare for the fiscal challenges of population aging. Population aging will slow government revenue growth and put pressure on government expenditure programs such as health care and pension benefits. These fiscal pressures provide a strong rationale for additional debt reduction over the next decade.
     In the 2004 budget, the previous government set the objective of reducing the debt-to-GDP ratio to 25 per cent by 2014–15. Having taken stock of the current financial situation, and in keeping with Canada’s new

The Budget Plan 2006

government’s commitment to fiscal discipline, Budget 2006 advances this commitment by one year with a new objective of reducing the debt-to-GDP ratio to 25 per cent by 2013–14.
     The Government will achieve this commitment by planning on annual debt reduction of $3 billion. Reducing the federal debt-to-GDP ratio to 25 per cent will mean that approximately 12 cents of every revenue dollar would go to servicing the debt in 2013–14, compared to more than 16 cents in 2004–05.
Allocating Unplanned Surpluses
Recognizing that surpluses in excess of $3 billion may arise, the Government is open to considering options to allocating unplanned surpluses. In particular, the Government is proposing to discuss with provinces and territories the possibility of introducing legislation authorizing the allocation of a portion of unanticipated surpluses at fiscal year-end to the Canada Pension Plan (CPP) and Quebec Pension Plan (QPP). This would allow the unplanned surpluses to be used for the future benefit of Canadians.
     Sharing unanticipated surpluses with the CPP/QPP would have three main benefits.
•	First, by contributing to a well-functioning federal-provincial program, it would help further progress already achieved in building a cooperative, effective federation. The CPP/QPP is a key pillar of Canada’s retirement income system, providing a significant part of the income of Canada’s seniors. Reforms undertaken as part of the 1997 federal-provincial agreement have put the Plan on a sustainable footing for at least the next 75 years and have contributed to making Canada one of the few industrialized nations to have an affordable and sustainable pension system.
•	Second, the proposal would improve intergenerational equity. While the 1997 reform agreement helped address some of the intergenerational unfairness that had built up in the CPP, current young workers are still paying a much higher contribution rate (9.9 per cent) than that paid by past generations for the same benefits. For example, a Canadian born in 1990 will earn a real rate of return of 2.1 percent on his or her CPP investment, compared to a real rate of return of 6.2 per cent for someone born in 1940. By committing to direct a portion of federal unplanned surpluses to the CPP/QPP, the Government could help to lower future contribution rates and thus further improve intergenerational equity in the Plan.

Building a Better Canada Accountability

•	Third, over the medium term, by lowering the contribution burden on future generations of workers, the proposal would encourage participation in the Canadian labour market and enhance the competitiveness of the Canadian economy.
Reforms to Government Financial Reporting
Informed public discussion of fiscal issues requires up-to-date knowledge of Canada’s fiscal position. In the Federal Accountability Action Plan, the Government committed to update government fiscal forecasts for the current fiscal year on a quarterly basis. This responds to parliamentarians’ desire for more frequent access to up-to-date fiscal forecasts.
     Quarterly updates of the fiscal outlook for the current fiscal year will now be provided as follows:
Table 3.2
Schedule of Updates of the Fiscal Outlook for the Current Fiscal Year

	Covering results	Months covered	Release date for
Update document	up to the end of	in quarter	update document

June Fiscal Monitor	Quarter 1	April to June	August
Fall Economic and Fiscal Update	Quarter 2	July to September	October/November
Budget	Quarter 3	October to December	February/March
March Fiscal Monitor	Quarter 4	January to March	May

     Consistent with recommendations made by the Auditor General, the Government is taking action in Budget 2006 to improve the transparency of its financial information.
     First, the revenues and expenses of a number of organizations will now be included in the Government’s financial statements. These include:
•	Canada Foundation for Innovation.

•	Canada Millennium Scholarship Foundation.

•	Sustainable Development Technology Canada.

•	Aboriginal Healing Foundation.

The Budget Plan 2006

     These foundations will continue to operate as they have since their creation. The Government will retain the use of foundations as an important policy tool on the same governance principles. The independence, financial stability and focused expertise of foundations allow them to address specific challenges in a highly effective manner. Foundations have become important vehicles for implementing policy, particularly in areas such as research and development, where expert knowledge, third-party partnerships and peer review are especially important. With this change in accounting policy, the Government’s financial statements of prior periods will be restated, resulting in an estimated cumulative $5.5-billion decrease in the size of the federal debt as at March 31, 2005.
     Second, budgeted revenues and expenses will now be presented on a gross basis. Previous budgets were presented on a net basis, whereby certain disbursements were netted against budgetary revenues and certain revenues were netted against expenses. On a gross basis, all disbursements are included in program expenses and all revenues are included as part of budgetary revenues. The move to a gross basis brings the presentation of the budget forecast in line with the presentation of annual audited results reported in the Public Accounts of Canada.
     Presenting forecast results on a gross basis increases the level of estimated spending and revenues by $13.8 billion each in 2005–06, or about 1 percentage point of GDP. Notably, the Canada Child Tax Benefit, an income-tested benefit that was previously netted against personal income tax revenues, will now be presented as an expenditure. As these changes affect both budgetary revenues and program expenses by the same amount, they have no impact on the budgetary balance.
     These changes will be reflected in the monthly Fiscal Monitor starting in 2006–07. Annex 2 contains a more detailed discussion of these changes.

Opportunity

The Budget Plan 2006

Highlights
✓	This budget proposes comprehensive tax relief for individuals, valued at almost $20 billion over the next two years—more than the last four budgets combined.
–	As a result, about 655,000 low-income Canadians will be removed from the tax rolls altogether.
✓	Overall, this budget delivers more than twice as much tax relief as new spending.

✓	The goods and services tax (GST) will be reduced by 1 percentage point as of July 1, 2006.

✓	In addition to reducing the GST, Budget 2006 proposes to reduce personal income taxes for all taxpayers through:
–	The new Canada Employment Credit—a tax credit on employment income of up to $500, effective July 1, 2006, to help working Canadians. The eligible amount will double to $1,000 as of January 1, 2007.

–	A permanent legislated reduction in the lowest tax rate to 15.5 per cent from 16 per cent as of July 1, 2006. The budget also confirms that the lowest tax rate will be 15 per cent from January 1, 2005 until June 30, 2006.

–	Increases in the basic personal amount—the amount that all Canadians can earn without paying federal income tax—above its currently legislated level for 2005, 2006 and 2007.

–	As a result of these personal income tax and GST reductions, families earning between $15,000 and $30,000 a year will be better off by almost $300 in 2007. Families earning between $45,000 and $60,000 will save almost $650.
✓	To create an environment for jobs and growth, Budget 2006 proposes to make Canada’s tax system more internationally competitive by:
–	Reducing the general corporate income tax rate to 19 per cent from 21 per cent by 2010.

–	Eliminating the corporate surtax for all corporations as of January 1, 2008.

–	Eliminating the federal capital tax as of January 1, 2006, two years ahead of schedule.

Building a Better Canada Opportunity

✓	To support the growth of small business, Budget 2006 proposes to:
–	Increase the amount of small business income eligible for the 12-per-cent tax rate to $400,000 from $300,000 as of January 1, 2007.

–	Reduce the 12-per-cent tax rate applying to qualifying small business income to 11.5 per cent in 2008 and 11 per cent in 2009.
✓	Budget 2006 takes action in support of a more skilled and educated workforce by proposing:
–	A new tax credit of up to $2,000 for employers who hire apprentices.

–	A new $1,000 grant for first- and second-year apprentices.

–	A new $500 tax deduction for tradespeople for costs in excess of $1,000 for tools they must acquire as a condition of employment. Also, the $200 limit on the cost of tools eligible for the 100-per-cent capital cost allowance will be increased to $500.

–	A new tax credit for the cost of textbooks, which will provide a tax reduction of about $80 per year for a typical full-time post-secondary student.

–	The elimination of the current $3,000 limit on the amount of scholarship, bursary and fellowship income a post-secondary student can receive without paying federal income tax.

–	Confirming up to $1 billion to provinces and territories to support urgent investments in post-secondary education infrastructure.

–	Expanded eligibility for Canada Student Loans through a reduction in the expected parental contribution, starting in August 2007.

The Budget Plan 2006

✓	Budget 2006 affirms this government’s strong commitment to agriculture by providing an additional $2 billion over two years to the farming sector.
–	$1.5 billion will be provided this year. This includes $500 million for farm support, plus a one-time investment of $1 billion to assist farmers in the transition to more effective programming for farm income stabilization and disaster relief.
✓	Budget 2006 provides $400 million over two years to combat the pine beetle infestation, strengthen the long-term competitiveness of the forestry sector and support worker adjustment.

✓	Looking forward, the Government will develop a broad-based agenda to promote a more competitive, productive Canada.

Building a Better Canada Opportunity

Introduction
Canada has long been a destination for people from all over the world in search of a better life for themselves and their families. In recent years, however, Canadians have been increasingly concerned that our children and grandchildren may not enjoy the same opportunities that we have had.
     Canada’s new government believes in creating new opportunities for Canadians wherever they live. That is why Budget 2006 takes action to help families and individuals as well as businesses by lowering taxes, rewarding effort and making Canada a better place in which to do business.
     A first priority is to return money to Canadians by reducing the GST and to propose other significant tax relief and investments that will create jobs and boost Canada’s economy by improving incentives to work, save and invest.
     This approach will increase disposable incomes and create new opportunities for all Canadians. It sets Canada on a new course toward further actions in the future.
     Details on all tax measures are set out in Annex 3.

The Budget Plan 2006

Core Priority: Tax Relief for All Canadians
This government believes that Canadians pay too much tax. It believes they should have greater opportunity to reap the rewards of joining the workforce and, once in the labour market, to keep more of their hard-earned tax dollars, so that they can invest in the things that matter most to them and their families.
     Budget 2006 proposals will leave significantly more money in the pockets of Canadians. It delivers greater benefits, especially for middle-income families, than anticipated under tax measures proposed in 2005. With these measures, the Government is not only keeping its word to Canadians on the GST, but also going much further in delivering immediate, real, and continuing results for people across the country. This budget provides almost $20 billion in tax relief for individuals over the next two years—more than the last four budgets combined. The tax measures in this budget will remove some 655,000 people from the income tax rolls.
     The Government’s tax plan includes:
•	Reducing the GST by 1 percentage point, as of July 1, 2006. This is a tax reduction for all Canadians, including those whose incomes are too low to pay any income tax. It provides immediate tax relief starting July 1, 2006. The GST will be reduced by a further percentage point in a future budget.
•	Legislating a permanent reduction in the lowest personal income tax rate from 16 per cent to 15.5 per cent effective July 1, 2006, and confirming that the rate will be 15 per cent from January 1, 2005 to June 30, 2006. This rate currently applies to taxable incomes under $36,378 and is generally used to calculate tax credits.
•	Introducing the Canada Employment Credit—a new tax credit on employment income of up to $500 effective July 1, 2006, to recognize employees’ work expenses for things such as home computers, uniforms and supplies, and doubling the amount of eligible employment income to $1,000 effective January 1, 2007, and beyond.
•	Increasing the basic personal amount—the amount that all Canadians can earn without paying federal income tax—above its currently legislated level for 2005, 2006 and 2007.
•	Introducing new and enriched support and tax relief for Canadian families working hard to raise their children, as well as pensioners, students and Canadians who regularly use public transit.

Building a Better Canada Opportunuty

• Reducing taxes for businesses to create an environment for jobs and growth and make Canada’s tax system more internationally competitive.
     In total, this budget will provide more than $26 billion in tax relief over the period 2005–06 to 2007–08. Of this, over 90 per cent will go to individuals.
Chart 3.2
Distribution of Tax Relief, 2005–06 to 2007–08
Table 3.3
Tax Relief Provided by Budget 2006

	2005–06	2006–07	2007–08	Total
		(billions of dollars)			(per cent)
GST[1]		3.5	5.2	8.7	33
Personal tax[2]	5.0	5.3	5.2	15.5	59
Business tax[3]		1.1	0.9	2.0	8

Total	5.0	9.9	11.3	26.2	100

[1]	Includes the adjustment to tobacco and alcohol excise levies.

[2]	Includes Right of Permanent Residence Fee and the repeal of the excise tax on jewellery.

[3]	Includes measures to support Canadian vintners and small brewers.

The Budget Plan 2006

Reducing the GST Rate to 6 Per Cent
Budget 2006 proposes to reduce the rate of the GST to 6 per cent from 7 per cent effective July 1, 2006. The 1-point rate reduction will also apply to the federal portion of the harmonized sales tax (HST) in New Brunswick, Nova Scotia, and Newfoundland and Labrador.
     This measure delivers on a key commitment of Canada’s new government. It will put money in the pockets of Canadians every time they buy something for themselves, their families or their home. It will especially benefit younger families who are buying and furnishing their first new home.
     This is by far the single largest initiative in this budget. For consumers, savings from the GST reduction will amount to approximately $3.5 billion in 2006–07 and about $5.2 billion in 2007–08. To provide relief to low-and modest-income Canadians, Budget 2006 proposes to maintain the GST credit at current levels even though the GST rate will be reduced. It also proposes to retain the existing GST/HST rebate rates for new housing and purchases made by public sector bodies. This will ensure that a new home or residential rental property purchase, and purchases by public sector entities, will continue to benefit from the same level of GST relief as is currently available.

Reducing the GST to 6 Per Cent—Examples of Tax Savings
•	A family purchasing a new $200,000 home will save $1,280 in GST.

•	A family buying $20,000 in new furnishings for that new home will save $200 in GST.

•	A family spending $30,000 on a new car will save $300 in GST.

Note: The GST saving of $1,280, resulting from the GST rate reduction to 6 per cent, takes into account the GST New Housing Rebate, which is equal to 36 per cent of the gross GST payable on the price of a new home valued at less than $350,000.

     The July 1, 2006, implementation date was chosen to ease the administrative transition for Canadian businesses. It will provide businesses with sufficient advance notice to modify their cash registers and other systems, and the date coincides with GST filing periods, not only for monthly filers but also smaller businesses that file quarterly.

Building a Better Canada Opportunity

More Money in Canadians’ Pockets
Budget 2006 will leave significantly more money in families’ pockets— money they can save, put towards a new home or invest in things that matter to them.
On average, families earning between $15,000 and $30,000 per year will be almost $300 better off in 2007, while families earning between $45,000 and $60,000 per year will be almost $650 better off. These families will benefit from:
•	Paying less GST.

•	Claiming the new Canada Employment Credit.

•	Earning more income before they have to start paying federal income tax.

•	Paying less tax on each dollar of income up to $36,378.
Broad-Based Tax Relief for Individuals, by Family Income Group1

Income	2006	2007
(dollars)
Less than 15,000	-51	-96
15,000 – 30,000	-199	-298
30,000 – 45,000	-367	-509
45,000 – 60,000	-459	-643
60,000 – 80,000	-562	-797
80,000 –100,000	-682	-990
100,000 – 150,000	-795	-1,228
Over 150,000	-1,151	-1,987

[1]	Tax savings beyond measures already legislated in the Income Tax Act.
Individuals may also qualify for additional relief from targeted tax relief measures proposed in this budget, such as an increased pension income tax credit, a new tools deduction for tradespeople, and a new credit for Canadians from all walks of life who are regular users of public transit.
This relief is not some distant promise. The measures will start in 2006, will reach full effect by the start of 2007, and will be ongoing.

The Budget Plan 2006

     To assist taxpayers in the transition to the new, lower GST rate, specific rules have been developed for transactions that occur close to, or straddle, the July 1, 2006, implementation date. These rules will provide clarity and certainty to consumers, businesses and administrative agencies such as the Canada Revenue Agency and the Canada Border Services Agency. The rules will cover, for example, purchases of new homes that straddle the July 1, 2006, implementation date. Further details on the application of these rules are set out in Annex 3.
     Budget 2006 proposes to adjust federal excise levies on tobacco and alcohol products to substantially maintain the overall current federal tax burden on these products. These adjustments will take effect July 1, 2006, and will apply to inventories of tobacco products held at the end of June 30, 2006.
     Going forward, the Government remains committed to reducing the GST by a further point in a future budget. In addition, the Government is committed to working with remaining provinces that want to enhance their economic competitiveness and productivity by harmonizing their retail sales taxes with the GST.

     Competitiveness and Efficiency of the Canadian Economic
     Union: Furthering Provincial Sales Tax Harmonization
Harmonized sales taxes are now in place in Newfoundland and Labrador, Nova Scotia and New Brunswick. Quebec administers a provincial value-added tax, as well as collecting the GST on behalf of the federal government. However, separate provincial retail sales taxes continue to be collected in five provinces. The existence of provincial retail sales taxes substantially increases the effective tax rate on investment by taxing business capital goods and intermediate materials, thereby impairing the competitiveness of our tax system. Having to comply with different sales tax systems also greatly increases the complexity and the cost of doing business. The Government invites all provinces that have not yet done so to engage in discussions on the harmonization of their provincial retail sales taxes with the federal GST.

Building a Better Canada Opportunity

Delivering Broad-Based Personal Income Tax Relief
Raising the Basic Personal Amount and Reducing the Bottom Personal Tax Rate
Reducing the GST will deliver tax relief to all Canadians, including those who do not earn enough to pay personal income tax. Budget 2006 proposes legislative amendments that will provide additional tax relief for individuals by:
•	Increasing the basic personal amount—the amount that an individual can earn without paying federal income tax—so that it grows each year and remains above currently legislated levels for 2005, 2006, and 2007. This includes preserving the $500 increase scheduled for 2005. The basic personal amount will continue to grow with indexation in addition to a permanent $100 increase in 2007.
•	Permanently reducing the lowest personal income tax rate from 16 per cent to 15.5 per cent effective July 1, 2006, and confirming that the rate will be 15 per cent from January 1, 2005 to June 30, 2006. This rate currently applies to taxable incomes under $36,378 and is generally used to calculate tax credits.
     Together, these measures will provide personal income tax relief of almost $2.8 billion in 2006–07 and $1.9 billion in 2007–08.
Introducing the Canada Employment Credit
Working Canadians are the foundation of Canada’s economic growth. However, choosing to work also means additional costs—costs for everything from uniforms and safety gear, to home computers and various supplies.
     For some, particularly low-income Canadians, these additional costs may impose a barrier to joining the workforce. For others, work-related employment expenses are another factor that limits the rewards of their hard work.
     In recognition of this, Budget 2006 proposes to introduce the Canada Employment Credit, a new employment expense tax credit for employee’s work expenses. A credit on employment income of up to $500 will be provided, effective July 1, 2006. The amount of employment income eligible for the credit will rise to $1,000 effective January 1, 2007.

The Budget Plan 2006

     The credit will significantly increase the amount of income that Canadians can earn without paying federal income tax—to almost $10,000 by 2007. It will make work more attractive, particularly for lower-income workers. It will also put employees on a more equal footing with the self-employed, in terms of the tax recognition they receive for the expenses they incur to earn income.
     This measure is expected to reduce the taxes paid by working Canadians by $890 million in 2006–07 and $1.8 billion in 2007–08.
Competitiveness and Efficiency of the Canadian Union: Improving Work Incentives for Low-Income Canadians
Many low-income Canadians, particularly social assistance recipients, face significant financial barriers to paid employment and, for them, taking a job can mean being financially worse off. As illustrated in the chart below, a typical single parent who takes a low-income job can lose about 80 cents of each dollar earned to taxes and reduced income support. He or she could also lose in-kind benefits such as subsidized housing and prescription drugs, and will probably incur new work-related expenses. This situation is often referred to as the “welfare wall.”
     Progress has been made in lowering the welfare wall in recent years, notably for families with children, through the federal-provincial-territorial National Child Benefit initiative. However, significant work disincentives remain. Both the Organisation for Economic Co-operation and Development (OECD) and the International Monetary Fund have identified improving work incentives for low-income individuals as a priority for Canada. The November 2005 Economic and Fiscal Update proposed to introduce an earned income tax credit called the Working Income Tax Benefit (WITB) to improve incentives to work for low-income Canadians. This government will push this idea forward to enable more low-income Canadians to become self-reliant. Reducing barriers to paid employment is essential to fostering opportunities and economic growth. In this context, the Government of Canada will identify, in consultation with provinces and territories, potential measures to improve incentives to work for low-income Canadians, including through an earned income tax credit such as a WITB.

Building a Better Canada Opportunity

Chart 3.3
Net Federal and Provincial Income Taxes Paid by Low- and Middle-Income Families (Single Parent With One Child)

Creating Jobs and Growing Canada’s Economy
Lower taxes for businesses are essential if Canada is to remain competitive. They will encourage the investment necessary to create jobs and ultimately improve the living standards of Canadians. Capital investment—for example, in new machinery and more efficient technology—makes workers more productive and, in so doing, leads to economic growth, more jobs and higher wages. In an increasingly globalized economy where investment capital is highly mobile, a competitive business tax system is crucial.

The Budget Plan 2006

     To make Canada’s tax system more competitve, Budget 2006 sets out a significant business tax relief plan that will:
•	Reduce the general corporate income tax rate from 21 per cent to 19 per cent by January 1, 2010.

•	Eliminate the corporate surtax for all corporations in 2008.[1]

•	Eliminate the federal capital tax as of January 1, 2006, two years ahead of schedule.
     These corporate tax reductions will allow Canada to regain the solid statutory tax rate advantage that it had vis-à-vis the U.S. before the 2004 U.S. tax changes. The tax reductions proposed in this budget will allow Canada to regain an advantage of 5.1 percentage points for manufacturing income in 2010, making us a more attractive destination for investment.
Chart 3.4
Corporate Statutory Tax Rates in Canada and the U.S.— Manufacturing Income1

[1]	The elimination of the corporate surtax in 2008 for small and medium-sized businesses has already been legislated.

Building a Better Canada Opportunity

     However, a statutory tax rate advantage is not enough. Other aspects of the business tax system also affect investment decisions. The overall impact of the business tax system on investment can be measured by the marginal effective tax rate (METR). Using this measure, Canada does not currently have an advantage over the U.S. By 2010, when the measures proposed in this budget are in place, Canada’s METR will be, overall, slightly lower than that of the U.S.
Chart 3.5
Overall Tax Burden on New Investment in 2010
with Proposed Corporate Income Tax Reduction (METRs)
     Provinces also have an important role to play in improving business tax competitiveness. Recognizing this, many provinces have taken steps to reduce or eliminate their capital taxes. However, some provinces continue to impose retail sales taxes on capital expenditures. Complete elimination of capital taxes and the elimination of provincial retail sales taxes on business inputs by all provinces would significantly improve Canada’s chances in the international competition for investment, resulting in more jobs and growth. The Government invites provinces to consider accelerating the elimination of these taxes, which impair productivity in Canada.

The Budget Plan 2006

Table 3.4
Provincial Capital Taxes1

Alberta	No capital tax
British Columbia	No capital tax
Newfoundland and Labrador	No capital tax
Prince Edward Island	No capital tax
Saskatchewan	Elimination in 2008
New Brunswick	Elimination in 2009
Nova Scotia	Elimination in 2009
Ontario	Elimination in 2012 [2]
Manitoba	Plans to reduce [3]
Quebec	Being reduced [4]

[1]	General capital taxes only (i.e. does not include capital taxes on financial institutions).

[2]	Ontario announced its intention to accelerate the elimination of its capital tax to 2010 should the fiscal position of the province permit.

[3]	Manitoba announced its intention to reduce its capital tax if balanced budget requirements are met.

[4]	Quebec announced the gradual reduction of its capital tax from 0.6 per cent in 2005 to 0.29 per cent in 2009.
     Even with tax reductions proposed in this budget in place, Canada will remain under pressure to improve the competitiveness of its tax system. International trends are to lower business tax rates (Chart 3.6). Many other countries—including small countries with open economies and generous social benefits systems like Finland, Sweden and the Netherlands—have more competitive corporate tax systems than Canada.

Building a Better Canada Opportunity

Chart 3.6
International Trends in Statutory Corporate Income Tax Rates, 1997-20101, 2, 3
     This trend is expected to continue, maintaining pressure on Canada to keep our tax system competitive in order to encourage investment and support a more productive economy that improves opportunity for all Canadians. Budget 2006 establishes a clear commitment to improve the international competitiveness of Canada’s corporate tax system, beginning with establishing a meaningful overall METR advantage over the United States. The measures proposed in this budget are major steps toward this goal.
Reducing Taxes for Small Businesses
Small businesses create jobs and are the backbone of our country’s economy. An important way that Canada’s federal income tax system supports the growth of small businesses is through a lower tax rate on the first $300,000 of qualifying income earned by a Canadian-controlled private corporation. This helps these small businesses to retain more of their earnings for reinvestment and expansion, thereby helping to create jobs and promote economic growth in Canada.

The Budget Plan 2006

     To further encourage small business growth in Canada, Budget 2006 proposes to:
•	Increase the amount of small business income eligible for the reduced federal tax rate to $400,000 from the current limit of $300,000, as of January 1, 2007.
•	Reduce the current 12-per-cent income tax rate applying to qualifying small business income to 11.5 per cent in 2008 and 11 per cent in 2009.
     It is estimated that these changes will reduce government revenues by $10 million in 2006–07 and $80 million in 2007–08.
Improving the Tax Treatment of Capital Gains for Fishers
When individual fishers sell or transfer their fishing assets, they are not currently eligible for the $500,000 lifetime capital gains exemption (LCGE) that is available for farm property and small business shares. Further, they cannot defer tax on transfers of fishing assets during their lifetime to their children or grandchildren.
     Budget 2006 proposes to allow individual fishers to transfer fishing property (including fishing licences or shares of a fishing corporation) to their children without triggering a tax liability at the time of transfer. This budget also proposes to extend the $500,000 LCGE to fishers.
     These measures, which will apply to dispositions occurring on or after May 2, 2006, will provide relief to fishers when they sell or transfer their property, allowing them to benefit from the same capital gains tax treatment as farmers. These measures could benefit over 40,000 Canadian fishers.
     The estimated cost of these measures is $60 million in each of 2006–07 and 2007–08.
Repealing the Excise Tax On Jewellery
Budget 2006 proposes to repeal the excise tax on jewellery effective May 2, 2006.
     Originally conceived as a tax on luxury goods, this characterization is no longer valid. Jewellery is available at all price levels and is purchased by a wide range of Canadian households. Repeal of the excise tax will recognize this and ensure that the Canadian jewellery industry is able to compete on a fair and equitable basis with other retail and manufacturing businesses in Canada. It will also serve to reduce the compliance burden on the jewellery industry, a particular benefit to small businesses.

Building a Better Canada Opportunity

     It is estimated that this measure will reduce federal revenues by $45 million in 2006–07 and $35 million in 2007–08.
Reducing Excise Duties for Canadian Vintners and Small Brewers
Budget 2006 proposes to support the Canadian wine industry by providing excise duty relief to wines made from 100-per-cent Canadian-grown product. Excise duty reductions for small brewers are also proposed. These measures will help the competitiveness of small and medium-sized vintners and brewers.
     To provide the time necessary for administrative transition, these measures will be effective July 1, 2006. Further details on the application of these provisions are set out in Annex 3.
     It is estimated that these measures will reduce federal revenues by $15 million in 2006–07 and $20 million in 2007–08.
Eliminating the Double Taxation of Large Corporation Dividends
Income earned at the corporate level is subject to both corporate income tax and, on distribution as dividends to individuals, personal income tax. The personal income tax system provides relief from this “double taxation” through the gross-up and the dividend tax credit system. This system generally works well when corporate income tax is paid at the small business rate. When income is taxed at the large business rate, the system does not provide sufficient relief for taxes paid at the corporate level, and an element of double taxation remains.
     Budget 2006 proposes to eliminate the double taxation of dividends from large corporations at the federal level. This tax reduction will encourage savings, investment and economic growth, and will make the total personal and corporate income tax on earnings distributed as dividends more comparable to the income tax paid on interest payments and income trust distributions.

The Budget Plan 2006

The Taxation of Dividend Income
The personal income tax system, through the gross-up and dividend tax credit (DTC), currently provides recognition for corporate taxes paid based on a 20-per-cent combined federal-provincial rate, which is intended to approximate the small business tax rate. The existing gross-up is 25 per cent, and the existing federal DTC is 13 1/3 per cent of the grossed-up amount. Because the federal-provincial corporate income tax rate is higher than 20 per cent for large corporations, the personal and corporate income tax on earnings they distribute as dividends can be higher than that paid on interest payments and income trust distributions.
     Generally, dividends paid after 2005 by large Canadian corporations will be eligible for an enhanced gross-up and DTC. Specifically, shareholders will include 145 per cent of the eligible dividend amount in income (that is, a 45 per-cent gross-up), and the federal DTC with respect to eligible dividends will be approximately 19 per cent of that grossed-up amount, reflecting the 19-per-cent general corporate tax rate that will apply beginning in 2010.
Table 3.5
Eliminating Double Taxation of Dividends

	Dividends paid by		Interest and
	large corporations		taxable distributions
	Previous	New	of income trusts
	(dollars)
A. Income	100	100	100
B. Corporate income tax[1]	32	32	0
C. Amount distributed to investor	68	68	100
D. Amount included in income	85	99	100
E. Personal income tax (46%[2] of D)	39	46	46
F. Dividend tax credit	(17)	(32)[3]	0
G. Net personal income tax	22	14	46
H. Total tax paid (B + G)	54	46	46

[1]	The combined average federal-provincial corporate income tax rate in 2010.

[2]	The average top federal-provincial personal income tax rate.

[3]	Assumes that the provinces and territories increase their dividend tax credits for eligible dividends to equal their general corporate income tax rates.

Building a Better Canada Opportunity

     It is estimated that this change will reduce government revenues by $375 million in 2006–07 and $310 million in 2007–08.
Extending the Mineral Exploration Tax Credit for Flow-Through Share Investors
In October 2000, a 15-per-cent tax credit was introduced to help moderate the impact of a global downturn in mineral exploration on mining communities by promoting exploration. This tax incentive, available to individuals investing in flow-through shares used to finance exploration, expired on December 31, 2005.
     Budget 2006 proposes to reintroduce the credit for the period from May 2, 2006 until March 31, 2007. The one-year “look-back” rule will allow funds raised with the benefit of the credit in 2007, for example, to be spent on eligible exploration activity up until the end of 2008. Although market conditions for exploration are now strong, reintroduction of the credit for a limited period will solidify recent exploration gains and help establish a strong base from which to move forward.
     The net fiscal cost of this extension is estimated at $65 million over the next two fiscal years.
Modifying the Minimum Tax on Financial Institutions
The federal government currently levies a capital tax on financial institutions at a rate of 1 per cent on taxable capital employed in Canada between $200 million and $300 million, and at a rate of 1.25 per cent on taxable capital employed in Canada in excess of $300 million. This tax is a minimum tax and, as such, a financial institution can reduce its federal capital tax payable by the amount of federal income tax it pays.
     In addition to accelerating the elimination of the federal capital tax, the Government is proposing to modify the minimum tax on financial institutions to reflect the growth of financial institutions since the tax was introduced. This budget proposes that, effective July 1, 2006, a single tax rate of 1.25 per cent apply on taxable capital employed in Canada over $1 billion.
     It is estimated that this change will reduce government revenues by $15 million in 2006–07 and $30 million in 2007–08.

The Budget Plan 2006

Extending the Carry-Forward Period for Non-Capital Losses and Investment Tax Credits
The income tax system allows firms to carry over losses in order to reduce the impact of fluctuations in income from year to year on tax liability. Similarly, unused investment tax credits (ITCs) can be carried over to other years so as to preserve the incentive effect of the credits for businesses that are not profitable. Currently, firms can carry their non-capital losses and ITCs backward up to three years and forward up to 10 years. However, in some cases businesses are not able to use up these losses and ITCs within the current carry-over period—this is particularly true for start-ups and research-intensive firms.
     Budget 2006 proposes to extend the carry-forward period for non-capital losses and unused ITCs to 20 years, increasing the likelihood that firms will be able to apply these losses and ITCs against future tax liabilities. The measure is proposed to apply to losses incurred and credits earned in taxation years that end after 2005.
     This measure will have no fiscal impact in 2006–07 or 2007–08.
Promoting Education, Training and Research
In today’s knowledge-based economy, a more educated and skilled labour force is key to Canada’s competitiveness in the world. Government investments in education and training are therefore critical to productivity and economic growth. Budget 2006 proposes that federal support for education and training be increased significantly.
Introducing a New Apprenticeship Job Creation Tax Credit
The difficulty Canadian employers have in finding skilled tradespeople is becoming an impediment to economic growth. Meanwhile, many young Canadians find themselves stuck in low-paying work, and are either not encouraged to consider the trades or unable to do so because of financial barriers.
     To encourage employers to hire new apprentices, Budget 2006 proposes a new Apprenticeship Job Creation Tax Credit, effective May 2, 2006. As a result, eligible employers will receive a tax credit equal to 10 per cent of the wages paid to qualifying apprentices in the first two years of their contract, to a maximum credit of $2,000 per apprentice per year.
     It is estimated that this measure will reduce federal revenues by $190 million in 2006–07 and $200 million in 2007–08.

Building a Better Canada Opportunity

Introducing a New $1,000 Apprenticeship Grant
In addition to current federal support provided to apprentices through the Employment Insurance program, a new Apprenticeship Incentive Grant program will be established effective January 1, 2007. The program will provide a cash grant of $1,000 per year to apprentices in the first two years of an apprenticeship program in one of the Red Seal trades and other economically strategic apprenticeship programs. This grant will be included in computing the income of the recipient for tax purposes.
     The Government of Canada will be consulting with provinces and territories, employers and unions to best determine which other apprenticeship programs will be included in the program. Their views will also be sought concerning how to deliver the grant. This grant for apprentices, together with the proposed tax credit for employers, will provide a strong incentive for more young Canadians to pursue apprenticeships and hence meet the future need for skilled tradespeople that is crucial to the sustained growth of the economy. The cost of this new Apprenticeship Incentive Grant program, under the auspices of the Minister of Human Resources and Social Development, is estimated to be $125 million over 2006–07 and 2007–08.
     It is estimated that about 100,000 apprentices will benefit as a result of the new grant and tax credit.
Recognizing Tradespeople’s Tool Expenses
Many employed tradespeople must provide their own tools as a condition of employment. The lack of tax recognition for the cost of these tools may contribute to the difficulties employers experience in finding skilled tradespeople.
     The new Canada Employment Credit will provide relief on the first $1,000 of employment income, in recognition of expenses incurred by employees. Budget 2006 proposes a new deduction of up to $500 to tradespeople for the cost of tools in excess of $1,000 that they must acquire as a condition of employment.

The Budget Plan 2006

Example
A tradesperson earning $60,000 with $1,500 in tools expenses in 2007 will be able to claim the new Canada Employment Credit on $1,000 and deduct $500 under the new tools deduction. The two measures will reduce federal income taxes by $265.
     The tools deduction and the Canada Employment Credit together will provide tax relief to about 700,000 employed tradespeople.
     Budget 2006 also proposes to increase to $500 from $200 the limit on the cost of tools eligible for the 100-per-cent capital cost deduction. This measure will provide tax relief and reduce red tape for self-employed tradespeople and small businesses.
     These measures will be effective for tools acquired on or after May 2, 2006. It is estimated that these measures will reduce federal revenues by $75 million in 2006–07 and $80 million in 2007–08.
Introducing a New Textbook Tax Credit
A new non-refundable tax credit will be put in place effective for 2006 and subsequent taxation years to provide better tax recognition for the cost of textbooks for students. The textbook tax credit amount will be $65 for each month of full-time post-secondary study and $20 for each month of part-time post-secondary study. A full-time student enrolled for eight months will qualify for a textbook tax credit amount of $520 for the year—representing a tax reduction of about $80. The measure will provide benefits to about 1.9 million post-secondary students. Eligibility rules will be the same as those for the education tax credit.
     It is estimated that this measure will reduce federal revenues by $135 million in 2006–07 and $125 million in 2007–08.
Exempting All Post-Secondary Education Scholarship and Bursary Income From Tax
Post-secondary students need to be supported for their hard work in pursuit of academic excellence. Currently, the first $3,000 in scholarship, fellowship and bursary income received by a post-secondary student is not

Building a Better Canada Opportunity

taxed. Budget 2006 proposes to fully exempt these sources of income from tax, effective for the 2006 and subsequent taxation years. This measure will help foster academic excellence by providing tax relief to more than 100,000 post-secondary students.
     It is estimated that this measure will reduce federal revenues by $50 million in 2006–07 and $45 million in 2007–08.

Example
Dwight is a full-time student in Ontario, completing a Ph.D. in Electrical Engineering. He received a $15,000 scholarship and also earned an additional $10,000 in 2007 by working as a teaching assistant.
As a result of the full exemption on scholarship and bursary income, and the introduction of the new textbook tax credit, he will save $675 in federal income tax.
Investing in Post-Secondary Education Infrastructure
In order to help provinces and territories provide high-quality post-secondary education, the Government is providing a one-time payment of $1 billion, to be paid into a third-party trust, contingent on sufficient funds from the 2005–06 surplus in excess of $2 billion. The Post-Secondary Education Infrastructure Trust will support critical and urgent investments to promote innovation and accessibility, particularly investments that will enhance universities’ and colleges’ infrastructure and equipment (e.g. modernizing classrooms and laboratories; updating training equipment), as well as related institutional services (e.g. enhancing library and distance-learning technologies).
     Pending confirmation in the fall of the Government of Canada’s final financial results for 2005–06, funding will be distributed on a per capita basis to provinces and territories and notionally allocated over two years. More details can be found in the section entitled “Restoring Fiscal Balance in Canada”.

The Budget Plan 2006

Improving the Canada Student Loans Program
Currently, post-secondary students from middle-income families may be eligible for full or partial Canada Student Loans, depending on their needs assessment and the number of siblings attending post-secondary education. The Government of Canada is committed to making it easier for these families to send their children to college or university. By expanding eligibility for Canada Student Loans through a reduction in the parental contribution that is expected from them, the Government will provide enhanced direct assistance where it is needed most—in the hands of students.
     It is estimated that such an improvement would enable an additional 30,000 students from families with incomes in the $65,000 to $140,000 range to gain access to student assistance. It would also enable 25,000 current student borrowers to increase the amount of the loans they receive.
     Design and implementation of the measure will be done in consultation with the provinces with a view to taking effect in the loan year beginning August 2007. To this end, Budget 2006 sets aside $15 million for 2007–08 and $20 million per year thereafter.
Investing in Research and Development
Scientific research and technological development are essential for higher productivity and a rising standard of living. The Government of Canada’s support through the Indirect Costs of Research program and the three federal granting councils, as well as investments in leading-edge equipment and facilities through the Canada Foundation for Innovation, contributes to the training of highly skilled graduates, as well as to new discoveries that strengthen health care and help companies seize new business opportunities. These investments are significant, with the Indirect Costs of Research program receiving $260 million per year, and core funding for the three granting councils totalling close to $1.6 billion per year. The Government has also provided $3.65 billion to date to the Canada Foundation for Innovation in support of research infrastructure.
     Building on these resources, Budget 2006 provides an additional $100 million per year as follows:
•	$40 million per year for the Indirect Costs of Research program.
•	$20 million per year for the Leaders Opportunity Fund of the Canada Foundation for Innovation.

Building a Better Canada Opportunity

•	$17 million per year for the Canadian Institutes of Health Research.
•	$17 million per year for the Natural Sciences and Engineering Research Council of Canada.
•	$6 million per year for the Social Sciences and Humanities Research Council of Canada.
     Over the coming year, the Minister of Industry will be developing a science and technology strategy, in collaboration with the Minister of Finance, that will encompass the broad range of government support for research, including knowledge infrastructure. The Government will also undertake a review of the accountability and value for money of the granting councils’ activities.
Support for Opportunity in Primary Economic Sectors
Improving Farm Support Programs
Our farmers feed Canadians and the world, and in doing so provide a strong economic foundation for our rural communities. Over the past years, Canadian farmers have shown their continued resilience in facing challenges such as animal disease, bad weather and difficult market conditions, which have impaired their ability to make a decent livelihood from agriculture. In support of our farmers and farming communities, one of this government’s first actions in February 2006 was to disburse, on an accelerated basis, payments under the $755-million Grains and Oilseeds Payment Program.
     This government has committed to provide an additional $500 million per year for farm support and to work with farmers and other partners towards securing a more prosperous future for this sector. This budget delivers on the commitment to new funding, but goes further and announces an additional one-time investment of $1 billion in 2006–07 to assist farmers in the transition to new programming.
     The Government has committed to replace the Canadian Agricultural Income Stabilization (CAIS) program with more effective programming for farm income stabilization and disaster relief. The Government is consulting with producers and the provinces and territories to replace CAIS with new programming cost-shared on a 60:40 basis between the federal and provincial-territorial governments. In an immediate move towards more

The Budget Plan 2006

effective programming, the Government will provide one-time funding to shift the inventory valuation method under CAIS to make the program more responsive, and put in place deeper loss coverage, cost-shared with provinces and territories. In support of improved disaster coverage, the Government will also implement a Cover Crop Protection Program to help farmers deal with the damage caused by flooding of their fields.
     In support of the future competitiveness and prosperity of the industry, the Government will invest in ongoing measures, including the enhancement of cash advance programming, new investments in biomass science and funding in support of a biofuels strategy, and new programming to support the agri-food industry in developing new market opportunities. In recognition of their unique challenge, the Government will also put in place measures to help low-income farm families.
     In total, Budget 2006 provides an incremental $1.5 billion for the farm sector in the current fiscal year.
Assisting the Forestry Industry
Along with firms in other natural resource sectors, companies across Canada in the forestry sector recognize that they must become more efficient and productive through restructuring and new capital investments to boost productivity. The forestry sector has faced a range of challenges in recent years, from the softwood lumber dispute with the United States to the ongoing mountain pine beetle infestation in British Columbia. In this budget, the Government is meeting its commitment to help combat the pine beetle infestation, strengthen the long-term competitiveness of the industry, and support worker adjustment, with an investment of $400 million over the next two years.
     The impact of the long-running softwood lumber dispute has been felt most acutely by Canada’s forestry industry, but its negative effects have begun to cast a shadow over the broader Canada–U.S. trading relationship. Ending this dispute has therefore been a key priority of Canadian industry, provinces and this federal government. Working with the United States, this government has achieved an agreement-in-principle to bring an end to this dispute, terminate the cycle of litigation, secure U.S. market access for Canadian producers, and return stability to an industry weakened by more than 20 years of trade action.

Building a Better Canada Opportunity

Facilitating Labour Market Adjustment
Canada benefits from a skilled and adaptable workforce that is able to respond to changing circumstances that are a natural result of a dynamic, growing economy. In support of this adjustment, the Government of Canada focuses its labour market policies and programs on providing workers with the skills they need to adapt to these changes. However, older workers sometimes face particular challenges in adapting to changing labour market circumstances. To that end, the Government will conduct, in partnership with provinces and territories, a feasibility study to evaluate current and potential measures to address the challenges faced by displaced older workers, including the need for improved training and enhanced income support, such as early retirement benefits.
Other Actions to Support Opportunity
Assisting Communities Affected by the Mackenzie Gas Project
The Mackenzie Gas Project—a proposed $7.5-billion natural gas field and pipeline development in the Northwest Territories—is currently engaged in public hearings; a regulatory decision is expected next year and natural gas could begin to flow as early as 2011. This unique basin-opening project is already impacting the economy of the Northwest Territories and, over the next 20 years, has the potential to transform the business and employment prospects of Northerners and Aboriginal communities.
     A project of this scale in the Northwest Territories will create social and economic pressures on Northern communities directly impacted by the construction and operation of the pipeline. In order to mitigate the negative socio-economic costs of the project, and in light of the significant federal royalty revenues to be generated by the project, the Government of Canada will establish a $500-million fund. Over the next 10 years, this fund will be used to support initiatives from local communities to mitigate any negative socio-economic effects arising from the Mackenzie Gas Project. Funding will be linked to project milestones and is conditional on the project moving forward.

The Budget Plan 2006

Completing the 2006 Review of Financial Institutions Statutes
The financial sector is a key industry of the Canadian economy. It employs 600,000 people in good, well-paying jobs, many in the Greater Toronto Area, and represents 6 per cent of Canada’s gross domestic product. The Government is committed to ensuring that the regulations governing this sector are current and effective.
     The Government will publish a white paper on the 2006 review of financial institutions statutes this spring, with legislation to be tabled in Parliament this fall. To provide Parliament with sufficient time to consider this important legislation, the Government will extend the sunset date for the financial institutions statutes by six months, from October 24, 2006 to April 24, 2007.
Fostering Competition in the Mortgage Insurance Market
The Government currently promotes mortgage financing through a program that provides a government guarantee for companies that insure mortgage loans. This program has contributed to a competitive mortgage insurance market and more affordable housing for Canadians.
     The Government is confirming arrangements that would allow new players entering the mortgage insurance market to gain access to that facility, and is also increasing the amount of business that can be covered under the Government’s authority from $100 billion to $200 billion in order to keep pace with the increase in housing prices and the growth in the mortgage market. These changes will result in greater choice and innovation in the market for mortgage insurance, benefiting consumers and promoting home ownership.
Reducing the Paperwork Burden on Small Business
Small business provides much of the dynamism and entrepreneurial drive in our economy. When small business people have time and resources to devote to their firms, more jobs are created and our economy prospers. It is the responsibility of government to ensure that regulations are designed efficiently, so that the goals of regulation are met at the least cost to our entrepreneurs. According to a recent study by the Canadian Federation of Independent Business, the annual cost for business to comply with

Building a Better Canada Opportunity

regulations is at least $33 billion. Reducing this cost is a priority. Possible options are currently being studied by the joint private sector–public sector Advisory Committee on Paperwork Burden Reduction.
     One promising project is the BizPaL (Business Permits and Licences) initiative, which brings together federal, provincial-territorial and municipal governments to streamline and harmonize permit and licence requirements. In jurisdictions where BizPaL is established—such as in Kamloops, British Columbia, where it was launched in April 2006—a business person wanting, for example, to start a restaurant will be able to get a customized list of all permits and licences required from all orders of government and the sequence in which they are required. Budget 2006 provides $6 million over two years to accelerate expansion of the BizPaL initiative.
Looking Forward: A More Competitive, Productive Canada
The global economy is in the midst of a profound restructuring. The rapid emergence of China and India as major economic powers, the development of global supply chains and the continued integration of global capital markets are collectively creating both tremendous opportunities and major challenges for Canadians and Canadian business.
     Canada starts from an enviable position. It is one of the wealthiest countries in the world—a position built on the creativity and drive of Canadians, a rich natural resource base, the vision of Canadian researchers, and the dynamism of Canadian business. Canada’s current economic prospects are strong, with unemployment at its lowest rate in over 30 years, record personal income, and business profitability at an all-time high.
     Yet as many Canadians know, these impressive figures mask deeper, difficult adjustments. For example, more than half of current Canadian jobs did not exist in 1997, demonstrating the degree of change constantly occurring in the economy. New immigrants, Aboriginal people and persons with disabilities remain under-represented in our workforce. Canada’s manufacturing sector is under pressure, losing more than 8 per cent of its jobs over the past 3 1/2 years. In fact, as markets globalize, all sectors—primary, manufacturing and services—will face increasing competitive pressures from both emerging market countries and fast-moving industrialized economies.

The Budget Plan 2006

     Another structural change that will affect Canada in coming decades is population aging. Canada has benefited over recent years from more and more of its population being in the workforce. This will not continue. From around 2010, the trend share of Canada’s population in the workforce will begin to decline as increasing numbers of baby boomers retire. And demographic change will not only affect our economic potential, but it will also exert pressures on public pension and health care expenditures.
     Part of the response to these dynamics must be to increase Canadian productivity, which lags behind that of the United States and most other major economies. Improving productivity is not an end in itself. It will help all Canadians realize their full potential, lead to more and better jobs, and provide the resources to build a better Canada. Higher productivity will raise the standard of living of Canadians and will help governments to invest in the priorities of Canadians including health care, education, security and communities.
     The Government highlighted this imperative in the Speech from the Throne:
“Over the course of its mandate... the Government will work diligently to build a record of results. It will promote a more competitive, more productive Canadian economy.”
Speech from the Throne, April 4, 2006
     This budget proposes a number of significant, initial measures to build a more competitive, productive Canada. In particular, the budget:
•	Strengthens Canada’s fiscal position by:
–	Improving accountability.

–	Restraining the growth of program spending and implementing changes necessary to ensure that programs are effective, efficient and focused on results, provide value for taxpayers’ money and are aligned with the Government’s priorities.

–	Planning for annual debt reduction of $3 billion.

Building a Better Canada Opportunity

•	Improves incentives for Canadians to enter and stay in the workforce, by proposing significant, broad-based tax reductions, including:
–	A new $1,000 Canada Employment Credit.

–	A permanent reduction in the lowest tax rate to 15.5 per cent from 16 per cent.

–	Increases in the basic personal amount.
•	Reduces taxes on small businesses by:
–	Lowering the small business income tax rate.

–	Increasing the amount of small business income eligible for the reduced federal tax rate.
•	Creates an environment for jobs and growth by increasing the statutory tax rate advantage for Canadian businesses over American businesses by:
–	Accelerating the elimination the federal capital tax.

–	Reducing the general corporate income tax rate.

–	Eliminating the corporate surtax.
•	Commits to achieving a meaningful marginal effective tax rate advantage for Canada over the U.S., so that the overall burden of business taxes on investments in Canada is lower than in the U.S.
•	Supports competitiveness in the primary sector through measures for agriculture and the forestry industry, two sectors that are experiencing extraordinary difficulties.
•	Makes major investments in infrastructure, including border infrastructure to further integrate the North American market.
•	Provides significant support for education and training by:
–	Improving tax assistance for education.

–	Investing in post-secondary infrastructure.

–	Improving the Canada Student Loans Program.

–	Proposing a new tax credit and a new grant for apprentices.

–	Investing in research and development.

The Budget Plan 2006

•	Provides increased support for immigrant settlement and foreign credential recognition.
•	Proposes concrete discussions with provinces towards a more collaborative management of the federation and the creation of a stronger economic union.
     The Government will pursue a broad approach over the coming year—building on the targeted measures proposed in this budget—to develop a strong, results-focused agenda to promote a more competitive, productive Canada for the benefit of all Canadians.

Building a Better Canada Opportunuty

Table 3.6
Opportunity—Tax Relief and Investments

	2005–06	2006–07	2007–08	Total
		(millions of dollars)
Tax Relief for all Canadians
Reducing the GST rate to 6%[1]		3,520	5,170	8,690
Reducing the bottom personal income tax rate	3,225	1,670	1,370	6,265
Increasing the basic personal amount	1,740	1,080	500	3,320
Recognizing the employment expenses of working Canadians		890	1,815	2,705

Subtotal	4,965	7,160	8,855	20,980

Creating Jobs and Growing Canada’s Economy
Accelerating the elimination of the federal capital tax		795	225	1,020
Reducing taxes for small businesses		10	80	90
Improving the tax treatment of capital gains for fishers		60	60	120
Repealing the excise tax on jewellery		45	35	80
Reducing excise duties for Canadian vintners and small brewers		15	20	35
Eliminating the double taxation of large corporation dividends		375	310	685
Extending the mineral exploration tax credit for flow-through share investors[2]		90	-25	65
Modifying the minimum tax on financial institutions		15	30	45

Subtotal		1,405	735	2,140

Promoting Education, Training and Research
Introducing a new apprenticeship job creation tax credit		190	200	390
Introducing a new $1,000 apprenticeship grant		25	100	125
Recognizing tradespeople’s tool expensses		75	80	155
Introducing a new textbook tax credit		135	125	260
Exempting all PSE scholarship and bursary income from tax		50	45	95
Improving the Canada Student Loans program			15	15
Investing in research and development		100	100	200

Subtotal		575	665	1,240

Support for Opportunity in Primary Economic Sectors
Improving farm support programs	755	1,500	500	2,755
Assisting the forestry industry		200	200	400

Subtotal	755	1,700	700	3,155

Other Actions to Support Opportunity
Assisting communities affected by the Mackenzie Gas Project[3]		60	60	120
BizPaL		3	3	6

Subtotal		63	63	126
Total	5,720	10,903	11,018	27,641

[1]	Includes adjustments to tobacco and alcohol excise levies.

[2]	Negative amounts increase government revenues.

[3]	Funding included in the initiatives announced before the Update and confirmed by the Government (Table 4.2). The net new cost of Opportunity measures is $10,843 million in 2006–07 and $10,958 million in 2007–08.

Families and
Communities

The Budget Plan 2006

Highlights
Budget 2006 provides $5.2 billion over two years in increased support for Canadians and their families.
Canada’s Universal child Care Plan
✓	$3.7 billion over two years for the Universal Child Care Benefit (UCCB), which will provide all families with $100 per month for each child under age 6. The UCCB will not affect federal income-tested benefits and will be provided as of July 1, 2006.

✓	$250 million to support the creation of new child care spaces. The goal is to create 25,000 additional spaces each year.
Other Family Measures
✓	A children’s fitness tax credit for up to $500 in eligible fees for physical fitness programs for each child under age 16.

✓	Assistance for persons with disabilities will be enhanced by:
–	Increasing the maximum annual Child Disability Benefit (CDB) to $2,300 from $2,044, effective July 2006.

–	Extending eligibility for the CDB to middle- and higher-income families caring for a child who is eligible for the disability tax credit, effective July 2006.

–	Boosting the maximum amount of the refundable medical expense supplement to $1,000 from $767, effective 2006.
✓	$52 million per year for the Canadian Strategy for Cancer Control.

✓	Increasing to $2,000 the maximum amount eligible for the pension income credit, effective 2006. This will benefit nearly 2.7 million taxpayers with pension income and will remove approximately 85,000 pensioners from the tax rolls.

Building a Better Canada Families and Communities

     Budget 2006 provides almost $3 billion over two years to help make our communities better places to live.
Immigration Measures
✓	Reducing the Right of Permanent Residence Fee from $975 to $490, effective immediately.

✓	Increasing immigration settlement funding by $307 million and taking steps towards the establishment of a Canadian agency for the assessment and recognition of foreign credentials.
Affordable Housing
✓	Confirming up to $800 million to provinces and territories to address immediate pressures in affordable housing.
Aboriginal Communities
✓	$450 million for improving water supply and housing on reserve, education outcomes, and socio-economic conditions for Aboriginal women, children and families.

✓	Confirming up to $300 million to provinces to address immediate pressures in off-reserve Aboriginal housing, and up to $300 million to territories for affordable housing in the North.
Environment
✓	A tax credit for the purchase of monthly public transit passes, effective July 1, 2006.

✓	Accelerating the capital cost allowance for forestry bioenergy.
Infrastructure
✓	$5.5 billion over four years for a new Highways and Border Infrastructure Fund, Canads’s Pacific Gateway Initiative, the Canada Strategic Infrastructure Fund, the Municipal Rural Infrastructure Fund and a Public Transit Capital Trust.

The Budget Plan 2006

Other Measures
✓	Exempting donations of publicly listed securities to public charities from capital gains tax, effective immediately.

✓	Exempting donations of ecologically sensitive land made under the Ecogift program from capital gains tax, also effective immediately.

✓	$50 million to the Canada Council for the Arts.

✓	Providing temporary solvency funding relief to help re-establish full funding of federally regulated defined benefit pension plans in an orderly fashion, with safeguards for promised pension benefits.

Building a Better Canada Families and Communities

Introduction
The Government recognizes the important contribution families and communities make to the country’s well-being, and is committed to meeting the needs and interests of families and building stronger communities.
Families
Strong families are the cornerstone of a sound and prosperous society and are key to ensuring a bright future for Canada.
     However, Canadian families are changing and face many new challenges. Work arrangements for both men and women are more complex and varied than ever before. In particular, families with young children must strike a difficult balance between work and family life. Families are also concerned about income security for their elders and having timely access to health care when they need it.
     In response, government programs and policies must evolve in order to provide more choice and flexibility to individuals and families in a way that reflects their different needs and circumstances.
Core Priority: Providing Choice in Child Care
One of the most important investments governments can make is to support families as they raise their children. That is why Budget 2006 announces the kind of investments that will make a real difference to parents, by providing more choice in child care for families with young children. As a result of these budget measures, total direct federal support to families will be approximately $11.7 billion for the 2006–07 benefit year, with the vast majority of benefits directed to low- and middle-income families.
     Budget 2006 proposes to introduce the new Universal Child Care Benefit (UCCB), to provide all families with $100 per month for each child under age 6, effective July 1, 2006. Through the proposed UCCB, parents will be able to choose the child care option that best suits their families needs—whether that means formal child care, informal care through neighbours or relatives, or a parent staying at home.

The Budget Plan 2006

     Amounts received under the UCCB will be taxable in the hands of the lower-income spouse.
     All families with a child under the age of 6 will be eligible:
•	Families who receive the Canada Child Tax Benefit (CCTB) will receive the UCCB automatically.

•	Families who do not receive the CCTB will be able to apply for the UCCB by submitting a completed CCTB application form to the Canada Revenue Agency.
     Budget 2006 proposes that amounts received under the UCCB not reduce benefits paid under the CCTB and the goods and services tax credit. The UCCB will also not be considered income for the purposes of federal income-tested programs delivered outside of the income tax system, such as the Guaranteed Income Supplement, the Canada Education Savings Grant, the Canada Learning Bond and Employment Insurance.
     In addition, the UCCB will not reduce the amount that can be claimed under the child care expense deduction, which recognizes the out-of-pocket child care costs incurred by families.
     With the creation of the UCCB, Budget 2006 proposes to phase out the existing CCTB under-7 supplement as of June 30, 2006, for children under the age of 6. The current under-7 supplement will remain in place until June 30, 2007, for children who turn 6 before that date. This two-stage phase-out will ensure that once the UCCB is in place, all families currently receiving the supplement will be at least as well off as they were under the current system, and that most families will receive significantly more benefits.
     The UCCB will substantially increase federal assistance for children by providing direct federal support to approximately 1.5 million families and over 2 million children. Direct federal benefits to families with children will be provided through the UCCB and two components of the CCTB: the base benefit, which is targeted to low- and middle-income families, and the National Child Benefit (NCB) supplement, which provides additional assistance to low-income families.

Building a Better Canada Families and Communities

Table 3.7
Direct Federal Support to Families With Children, 2006–07 Benefit Year, 1

Family	NCB	CCTB base
net Income	supplement	benefit[2]	UCCB[3]	Total
		(billions of dollars)
Below $50,000	3.6	4.0	1.2	8.8
$50,000 – $100,000	0	1.5	0.9	2.4
Over $100,000	0	0.1	0.4	0.5

Total	3.6	5.6	2.5	11.7

[1]	Benefit year from July 1, 2006 to June 30, 2007.

[2]	The amounts shown in respect of the CCTB base benefit reflect the proposed phase-out of the CCTB under-7 supplement.

[3]	Does not include savings from rolling the CCTB under-7 supplement into the UCCB.
     Chart 3.7 shows net direct federal benefits received by a typical two-earner family with two children at different income levels from the UCCB, the CCTB base benefit and the NCB supplement:
•	A family with an income of $20,000 will receive over $7,300 in net benefits.

•	A family with an income of $50,000 will receive over $2,800 in net benefits.

•	A family with an income of $100,000 will receive over $800 in net benefits.

The Budget Plan 2006

Chart 3.7
Net Direct Federal Benefits, 2006–07 Benefit Year
Typical Two-Earner Ontario Couple With Children Aged 4 and 10

     The UCCB will be universal and it will provide direct financial support to low-income families with young children without increasing the disincentives to work that arise due to the income-tested nature of some benefits.
     The introduction of the UCCB and elimination of the CCTB under-7 supplement will have a federal cost of about $1.6 billion in 2006–07 and $2.1 billion in 2007–08.

Building a Better Canada Families and Communities

Supporting the Creation of New Child Care Spaces
The availability of quality child care is a challenge for many working parents—a challenge the Government aims to address in cooperation with provinces and territories, employers and community non-profit organizations.
     To support the creation of child care spaces, this budget sets aside $250 million per year, beginning in 2007–08. The Government will consult to ensure that assistance is effective in creating additional child care spaces, responsive to the needs of parents and administered in an efficient and accountable manner. Key issues for these consultations will include:
•	Different delivery approaches that could be used to provide support, such as grants or tax credits and how to best deliver assistance to tax-exempt organizations.

•	The unique needs of small businesses and rural communities, as well as large businesses and cities.

•	The types of start-up and equipment costs associated with creating child care spaces through new facilities or the expansion of existing facilities that should be eligible for the assistance.
     Further information on the consultation process will be provided following the budget.
     Finally, consistent with the provisions of the existing Early Learning and Child Care (ELCC) agreements with provinces, which allow for their termination upon one year’s notice by either party, the Government indicated in February 2006 that it is phasing out the agreements at the end of March 2007. The Government will provide $650 million in 2006–07 to all provinces and territories, to be distributed on an equal per capita basis.

The Budget Plan 2006

Promoting Physical Fitness Among Children
Studies show that regular physical activity has many positive effects on children, including healthier growth and development and improved physical fitness. At the same time, the escalating costs of organized sports makes it difficult for many parents to afford these activities.
     To promote physical fitness among children, Budget 2006 proposes to introduce a children’s fitness tax credit, effective January 1, 2007. The credit will be provided on up to $500 of eligible fees for programs of physical activity for each child under age 16. In the coming months, the Government will establish a small group of experts in health and physical fitness to provide advice on the programs of physical activity that should be eligible for the credit.
     It is estimated that this measure will reduce federal revenues by $40 million in 2006–07 and $160 million in 2007–08.
Hosting International Sport Events
The Government is committed to developing a new policy to guide decisions on hosting international amateur sport events in Canada. Hosting international sporting events has significant social, cultural and economic benefits. A new hosting policy framework will assist governments and the sports community to plan ahead and systematically maximize these benefits.
Enhancing Assistance for Persons With Disabilities
In April 2003, the Technical Advisory Committee on Tax Measures for Persons with Disabilities was established to provide advice on how to address issues related to tax measures for persons with disabilities.
     The committee released its final report, Disability Tax Fairness, in December 2004. It made 25 policy and administrative recommendations focusing on three key areas:
•	Eligibility criteria for the disability tax credit (DTC), including extending eligibility for the credit and recommendations to improve its administration.

Building a Better Canada Families and Communities

•	Recognition of expenses incurred to pursue employment or education including the creation and expansion of a disability supports deduction and an increase in the maximum amount of the refundable medical expense supplement.

•	Measures for caregivers and children with disabilities, including an increase in the maximum Child Disability Benefit.
     This government endorses the work of this committee. Budget 2006 therefore proposes to fully implement their policy recommendations and go beyond by:
•	Increasing the maximum annual Child Disability Benefit (CDB) to $2,300 from $2,044 effective July 2006. The CDB is a supplement of the CCTB payable in respect of children in low- and modest-income families who meet the eligibility criteria for the DTC.

•	Extending eligibility for the CDB to middle- and higher-income families caring for a DTC-eligible child, including virtually all families that are currently eligible for the CCTB base benefit, effective July 2006.

•	Increasing the maximum amount of the refundable medical expense supplement (RMES) to $1,000 from $767 for the 2006 taxation year. The RMES improves work incentives for Canadians with disabilities by helping to offset the loss of coverage for medical and disability-related expenses under social assistance when recipients move into the labour force.
     Enhancements to the CDB will increase the benefits paid to all families currently receiving the CDB, and will extend eligibility for the CDB to over 95 per cent of families caring for children with severe disabilities. It is estimated that these enhancements will provide benefits of $35 million in 2006–07 and $45 million in 2007–08.
     Increasing the maximum amount of the RMES will provide benefits of $15 million in 2006–07 and $10 million in 2007–08 for Canadians with disabilities.
     An important consideration for parents and grandparents of a child with severe disabilities is how best to ensure the financial security of their child, when they are no longer able to provide support. The Minister of Finance will appoint a small group of experts to examine ways to help parents save for the long-term financial security of a child with severe disabilities, and provide their recommendations to the Minister within six months.

The Budget Plan 2006

Canadian Strategy for Cancer Control
Cancer is a major health issue for Canadians. Every year, hundreds of thousands of Canadians are diagnosed with or die of cancer. It affects not only those with cancer, but also their families, friends and colleagues. As well, this disease affects all Canadians in terms of the economy and communities, and in increased health care costs.
     This budget provides $52 million per year to the Public Health Agency of Canada and Health Canada to allow them to work with partners towards implementing the Canadian Strategy for Cancer Control. The Canadian Strategy for Cancer Control was developed by non-governmental cancer organizations in collaboration with the federal government, provinces and territories.
     This investment will help improve screening, prevention and research activities, and enhance coordination among the federal government, cancer advocacy groups, and the provinces and territories.
Pensions—Providing Greater Tax Relief to Pensioners
A deduction for the first $1,000 in eligible pension income was introduced in 1975. The deduction was converted to a non-refundable credit in the 1987 tax reform. The maximum amount of pension income that can be claimed under this measure has been left unchanged at $1,000 since its introduction.
     To provide greater tax assistance to those who have saved for their retirement, Budget 2006 proposes to increase to $2,000 the maximum amount of eligible pension income that can be claimed under the pension income credit, effective for the 2006 and subsequent taxation years. This measure will benefit nearly 2.7 million taxpayers receiving eligible pension income—providing up to $155 per pensioner—and will remove approximately 85,000 pensioners from the tax rolls.
     It is estimated that this measure will reduce federal revenues by $490 million in 2006–07 and $405 million in 2007–08.

Building a Better Canada Families and Communities

Pensions—Private Defined Benefit Plans
Canada has a diversified retirement income system based on a mix of public and private pensions. The two public pension pillars (Old Age Security/Guaranteed Income Supplement and the Canada and Quebec Pension Plans) of Canada’s three-pillar retirement income system ensure a minimum level of income in retirement for Canadian seniors. The third pillar, tax-deferred private retirement savings, includes registered retirement savings plans and registered pension plans. These plans provide Canadians with incentives to save for retirement and help bridge the gap between public pension benefits and their retirement income goals.
     Most pension plans are either defined contribution (DC) or defined benefit (DB) plans. Under DC plans, plan sponsors and, in most cases, the employees, make contributions to an account for each member. Benefits are based on the contributions plus any investment income, expenses, gains and losses. Under DB pension plans, employers and employees make contributions but the level of promised benefits is not a function of investment income. Instead, employers promise to deliver benefits based on the employee’s earnings and years of service, providing a predictable retirement income.
     While private pension plans are voluntary, they must generally be registered, either federally or provincially. One of the main purposes of regulation is to set out standards for funding and investment of pension plans to ensure that the rights and interests of pension plan members, retirees and their beneficiaries are protected. In particular, regulation is intended to ensure that pension plan assets are sufficient to meet pension plan obligations.
     In May 2005, the Department of Finance Canada released the consultation paper, Strengthening the Legislative and Regulatory Framework for Defined Benefit Pension Plans Registered Under the Pension Benefits Standards Act, 1985 to consult on means to enhance benefit security and the viability of DB pension plans. The Department received a broad range of views from stakeholders including plan sponsors, labour representatives, retirees, actuaries and individual Canadians, with many submissions suggesting that there are structural issues affecting the security and viability of DB pension plans. Other jurisdictions also share these challenges.

The Budget Plan 2006

     In the context of these consultations, stakeholders also stressed that the funding status of private DB pension plans is a key immediate issue affecting many workers, retirees and pension plan sponsors. The decline in long-term interest rates has increased pension liabilities and led to significant solvency deficits for many plans. A solvency deficit is the amount by which a pension plan’s liabilities exceed its assets, using certain actuarial calculations. Recent changes in actuarial standards have further increased the estimated pension plan liabilities and correspondingly added to pension deficits. Last year, the Office of the Superintendent of Financial Institutions (OSFI) estimated that as of June 30, 2005, 72 per cent of federally regulated DB pension plans had a solvency deficit. OSFI’s estimates revealed that federally regulated DB pension plans were 91 per cent funded, on average, as at June 30, 2005, compared to 100 per cent as at December 31, 2004.
     The Pension Benefits Standards Act, 1985 and the Pension Benefits Standards Regulations, 1985 require solvency deficits to be funded over five years. Many plan sponsors, while committed to funding their plans, have raised the concern that the recent large funding requirements are driving excessive cash flow away from expenditures that could enhance productivity and competitiveness and benefit the economy more generally. Some financially vulnerable companies say these obligations are creating significant financial stress and could affect their ongoing viability. Ultimately, such challenges may weaken pension plans and benefit security.
     The Government will propose four temporary measures to provide solvency funding relief in response to these difficult circumstances. This will help re-establish full funding of federally regulated DB pension plans in an orderly fashion while providing safeguards for promised pension benefits. The options include:
•	Consolidate solvency payment schedules: Plan sponsors will be permitted to consolidate solvency payment schedules and amortize the entire solvency deficit existing over a single, new, five-year period. This will have the effect of smoothing outstanding solvency payment obligations through five equal payments over the next five years.

•	Extend the solvency funding payment to 10 years with buy-in: Plan sponsors will be permitted to extend the period for making solvency funding payments to 10 years from 5 years, subject to a condition of buy-in by plan members and retirees. Plan sponsors will be required to demonstrate that plan members are fully informed and that no more than one-third of current plan members or retirees object to the change.

Building a Better Canada Families and Communities

•	Extend the solvency funding payment to 10 years with letters of credit: Plan sponsors will be permitted to extend the period for making solvency funding payments to 10 years when the difference between the 5-year and 10-year level of payments is secured by a letter of credit. This will reduce payments for sponsors while protecting pension benefits.

•	Extend the solvency funding payment period to 10 years for agent federal Crown corporations: Agent federal Crown corporations will be permitted to extend the period for making solvency funding payments to 10 years subject to terms and conditions that will ensure a level playing field.
     The temporary funding relief would only be available to plan sponsors whose funding payments are up-to-date and only available for the first valuation report filed with OSFI before 2008. The detailed funding relief measures and terms and conditions for their application will be set out in draft regulations that will be pre-published for comment shortly in Part I of the Canada Gazette.
     The Government will continue to monitor DB pension plans, analyze the submissions from the consultation, and consider further action as necessary.
Communities
Canada’s economic success rests on the strength of its communities. The Government of Canada is dedicated to making Canadian communities a better place to work, to learn and to grow.
     Budget 2006 will help immigrants join in the economic life of their new communities by reducing the Right of Permanent Residence Fee, providing more resources for settlement and integration, and supporting steps to ensure that skilled immigrants are able to work in their field of expertise.
     The Government is working to improve communities by promoting affordable housing and investing in housing for Aboriginal people living off reserve and in the territories, where housing pressures are particularly acute.
     The Government will consult with Aboriginal leaders and provinces and territories to develop a new approach to meet the targets agreed upon at the fall 2005 First Ministers meeting with national Aboriginal leaders.

The Budget Plan 2006

     Increased federal support for infrastructure will also contribute to the economic vitality of communities by helping to ensure that citizens have access to safe and reliable water systems, that goods can be transferred efficiently to markets, and that traffic congestion is reduced, contributing to an improved environment. Additional investments to encourage the use of public transit will further help communities improve their quality of life.
     Finally, enhanced tax assistance for charitable giving will help build a stronger sense of community across the country.
Helping Immigrants Get Started
Canada has a long tradition of welcoming immigrants. The Government recognizes the importance of ensuring that newcomers have every possible opportunity to realize their dreams for the future.
The Right of Permanent Residence Fee
This budget delivers on the Government’s Right of Permanent Residence Fee to help immigrants and their families with the costs of starting a new life in Canada. The fee will be reduced from its current level of $975 to $490 effective on May 2, 2006. In addition, the Government will provide partial refunds to those who have already paid the $975 fee but have not been granted permanent resident status or have not yet arrived in Canada. The cost of this initiative in foregone revenue is $224 million over two years.
Settlement and Integration
Newcomers to Canada often face challenges integrating into a new country, community and labour market. Settlement and integration programs that provide services such as language instruction and employment-related support help immigrants overcome the stresses of moving to a new country. In keeping with the Government’s commitment to provide additional resources for settlement and integration, this budget provides $307 million over two years, over and above investments provided in recent budgets, to enhance programs and services in all provinces and territories (except Quebec, which receives funding through a separate immigration agreement). This additional investment will allow immigrants to adapt quickly and successfully and have every opportunity to contribute to the economy and society.

Building a Better Canada Families and Communities

Foreign Credential Recognition
Many immigrants to Canada, though well-educated and highly skilled, still face barriers in obtaining recognition of their qualifications, training and experience. In this budget, the Government is moving forward on its commitment to create an agency to ensure foreign-trained immigrants meet Canadian standards, while getting those who are trained and ready to work in their fields of expertise into the workforce more quickly.
     Under the leadership of the Minister of Human Resources and Social Development, consultations with the provinces and territories and other stakeholders are underway on the mandate, structure and governance of the agency, and the Government will proceed on the basis of the advice received. To facilitate the consultation process and to take the first steps toward the establishment of a Canadian agency for assessment and recognition of credentials, this budget sets aside $18 million over two years.
Increasing the Supply of Affordable Housing
In order to help provinces and territories address short-term pressures with regard to the supply of affordable housing, the Government is providing a one-time payment of $800 million, to be paid into a third-party trust, contingent on sufficient funds from the 2005–06 surplus in excess of $2 billion. The Affordable Housing Trust will support investments to increase the supply of affordable housing, including transitional and supportive housing.
     Pending confirmation in fall 2006 of the Government of Canada’s financial results for 2005–06, funding will be distributed on an equal per capita basis among provinces and territories, and notionally allocated over three years. More details can be found in the section entitled “Restoring Fiscal Balance in Canada”.
Helping Aboriginal Communities
A New Approach
Government of Canada spending on programs directed towards Aboriginal people, including claims, has increased to $9.1 billion in 2005–06 from $7.4 billion in 2000–01, an average annual increase of 4.3 per cent. While federal programs targeted to Aboriginal Canadians have reduced disparities between Aboriginal people and other Canadians, unacceptable gaps remain.

The Budget Plan 2006

Federal Spending on Aboriginal People
The Government spends approximately $9.1 billion1 each year to fund programs directed towards Aboriginal people.
•	Indian and Northern Affairs Canada provides about $6.1 billion, of which about 80 per cent is for basic, province-type services for First Nations on reserve (e.g. education, social services, income assistance), where the Government has primary responsibility.

•	Fifteen other federal departments and agencies, the largest of which is Health Canada, also provide about $3.0 billion for a wide variety of programs for First Nations on reserve, Inuit, Métis and off-reserve Aboriginal people.

•	Over the last five years spending has grown by about 4.3 per cent or $350 million per year.

[1]	Sources: 2005–2006 Estimates: Report on Plans and Priorities; Indian and Northern Affairs Canada.
     The Government is committed to meeting the targets agreed upon at the fall 2005 First Ministers meeting with national Aboriginal leaders. The way forward will require a joint commitment by all parties to deal with the root causes and structural issues causing these socio-economic gaps.
     The Government will work with Aboriginal leaders and provinces and territories to develop a new approach with workable solutions to meet the established targets. Strong accountability and governance structures will be essential to ensure concrete improvements in outcomes and to ensure programs are effective. This budget provides $150 million in 2006–07 and $300 million in 2007–08 for the following priority areas:
     Education: Although Aboriginal students have made significant gains in educational attainment over the past two decades, the Government is committed to improving Aboriginal education outcomes as this is key to eliminating the socio-economic gap.
     Women, Children and Families: The Government recognizes the pivotal roles that Aboriginal women play within their families and their communities and in improving socio-economic outcomes.
     Water and Housing: Aboriginal Canadians living on reserve suffer from a severe housing shortage and a backlog in the renovation of current units.

Building a Better Canada Families and Communities

Many do not have access to clean and safe drinking water. To properly address these fundamental needs, it is essential to consider innovative solutions that could help address this chronic situation over the longer term.
     Details concerning initiatives will be provided by the Minister of Indian Affairs and Northern Development in the coming months.
Addressing the Legacy of Residential Schools
The Government is committed to honouring the Agreement-in-Principle reached on November 20, 2005, with the legal counsel for former Indian residential school students, the churches, the Assembly of First Nations and other Aboriginal organizations.
     In anticipation of a final agreement, $2.2 billion has been set aside for the common experience payments and for other programmatic elements such as healing and commemoration. In addition, provision has been made in anticipation of an improved Independent Assessment Process to address claims of serious abuse in the Indian residential school system, which would replace the current Dispute Resolution Framework. Compensation through the Independent Assessment Process would in all cases be paid by the Government following validation by an independent adjudicator.
     The Government believes that this financial recognition of the often negative impact of the residential school experience, buttressed by support programs and compensation for those who suffered harm, will help former students to build a better future for themselves and their families in communities across Canada. Programs and activities devoted to truth and reconciliation and commemoration of the residential school experience should lead to a broader understanding among all Canadians of the impacts of the Indian residential school system.
Off-Reserve Aboriginal Housing
In order to help provinces address short-term pressures with regard to the housing needs of Aboriginal Canadians living off reserve, the Government is providing a one-time payment of $300 million, to be paid into a third-party trust, contingent on sufficient funds from the 2005–06 surplus in excess of $2 billion. The Off-Reserve Aboriginal Housing Trust will support investments to increase the supply of rental housing and enhance home ownership opportunities for Aboriginal Canadians living off reserve.

The Budget Plan 2006

     Pending confirmation in fall 2006 of the Government of Canada’s financial results for 2005–06, funding will be distributed to provinces based on their share of the Aboriginal population living off reserve and notionally allocated over three years.
Affordable Housing in the Territories
The pressures on housing in the territories, where many Aboriginal Canadians live, are particularly acute. In order to help the territories address short-term affordable housing pressures, the Government is providing a one-time payment of $300 million, to be paid into a third-party trust, contingent on sufficient funds from the 2005–06 surplus in excess of $2 billion. The Northern Housing Trust will support investments to increase the supply of affordable housing, including rental, transitional and supportive housing in the territories.
     Pending confirmation in fall 2006 of the Government of Canada’s financial results for 2005–06, funding will be notionally allocated over three years and distributed among the three territories as follows: $50 million each for the Yukon, the Northwest Territories and Nunavut, plus an additional $150 million for urgent needs in Nunavut.
     More details on the two trusts can be found in the section entitled “Restoring Fiscal Balance in Canada.”
     In total, Budget 2006 confirms funding of over $3 billion in support of Aboriginal Canadians.

Aboriginal Communities

A new approach: priorities	$450 million

• Education
• Women, children and families
• Water and housing
Addressing the legacy of residential schools	$2,200 million
Off-reserve Aboriginal housing	$300 million
Affordable housing in the territories	$300 million

Total	$3,250 million

Building a Better Canada Families and Communities

Environment
The Government is committed to taking actions that will lead to a cleaner, healthier environment. Beginning this year, by making major investments in public transit infrastructure and by providing incentives to encourage its use, concrete actions will be taken that improve the environment and improve the lives of Canadians.
Public Transit—Support to Provinces and Territories
Public transit plays an important role in easing traffic congestion in urban areas, reducing carbon dioxide and other emissions, and making communities more livable.
     The Government will provide $1.3 billion in support of public transit capital investments.
     The Government will accelerate investments in public transit infrastructure, by making $400 million available to provinces and territories. To date, nine agreements have been finalized with provinces and territories regarding this funding, with the balance to be concluded in coming months.
     The Government will also provide a one-time payment of $900 million to provinces and territories to be paid into a third-party trust, contingent on sufficient funds being available from the 2005–06 surplus in excess of $2 billion. The Public Transit Capital Trust will support capital investments in public transit infrastructure including rapid transit, transit buses, intelligent transportation systems and other investments including high occupancy vehicle and bicycle lanes.
     Pending confirmation in fall 2006 of the Government of Canada’s financial results for 2005–06, funding will be notionally allocated over three years and distributed to provinces and territories on an equal per capita basis. More details on the trust can be found in the section entitled “Restoring Fiscal Balance in Canada”.
     The Government expects that provinces and territories will take transit ridership in the municipalities into account when the funds are disbursed.

The Budget Plan 2006

Table 3.8
Federal Funding for Public Transit

	Transit	Public Transit
	payment (Bill C-66)	Capital Trust	Total

	(millions of dollars)
Newfoundland and Labrador	6.5	14.1	20.6
Prince Edward Island	1.7	3.8	5.5
Nova Scotia	11.7	25.8	37.5
New Brunswick	9.4	20.7	30.1
Quebec	94.4	210.8	305.1
Ontario	155.2	351.5	506.8
Manitoba	14.7	32.6	47.2
Saskatchewan	12.5	27.2	39.6
Alberta	40.1	91.3	131.5
British Columbia	52.5	119.3	171.8
Yukon	0.4	0.9	1.3
Northwest Territories	0.5	1.2	1.7
Nunavut	0.4	0.8	1.2

Total	400	900	1,300

Note: Totals may not add due to rounding.
Public Transit—A Tax Credit for Individuals
This government wants to encourage individuals to use public transit. Increasing public transit use will ease traffic congestion in our urban areas and improve the environment.
     Budget 2006 proposes a tax credit on the purchase cost of monthly public transit passes, or passes of a longer duration, effective July 1, 2006. This measure will encourage public transit use by providing $150 million in 2006–07 and $220 million in 2007–08 in benefits to approximately 2 million Canadians who make a sustained commitment to use this environmentally friendly mode of transportation. An individual who purchases passes costing $80 per month throughout the year will receive up to about $150 in federal tax relief for the year. All transit users, including commuters, students and seniors, will qualify. The effectiveness of this measure will depend on transit authorities continuing to work to boost ridership through quality service and low fares.

Building a Better Canada Families and Communities

Accelerating Capital Cost Allowance for Forestry Bioenergy
The tax system currently provides accelerated capital cost allowance for investments in energy generation equipment that uses renewable energy or uses fossil fuel efficiently. The budget proposes to implement the previously announced incentive for cogeneration systems in the pulp and paper industry that produce both thermal energy and electricity using a biomass residue from the pulping process referred to as “black liquor.” This measure will encourage additional investment in technology that reduces emissions of greenhouse gases and air pollutants, while helping to improve the international competitiveness of Canadian mills.
     It is estimated that this measure will reduce federal revenues by $10 million in 2006–07 and $20 million in 2007–08.
Infrastructure
Canada needs to remain competitive and productive while sustaining the quality of life of Canadians. The Government recognizes that world-class infrastructure, such as an efficient transportation network and safe and reliable water systems, is key to meeting these objectives. As illustrated by the measures in this budget, the federal government is committed to providing stable and reliable funding to provinces, territories and municipalities to help them meet their infrastructure needs. In doing so, the Government will maximize value for taxpayers’ money by supporting infrastructure projects that adhere to best practices, by not funding cost overruns and by requiring fund recipients to be accountable to Canadian taxpayers.
New Highways and Border Infrastructure Fund and Canada’s Pacific Gateway Initiative
Canada’s core national highway system is a very important national asset. For example, in terms of value, about 63 per cent of Canada-United States trade in goods was moved by truck in 2003. Also, individual Canadians, whether they live in urban or rural areas, depend on major highways for many of their travel needs. Additional investments in highways will result in a more efficient and safer system.

The Budget Plan 2006

     The provinces and territories are responsible for the bulk of Canada’s core national highway system. To help the provinces and territories meet system needs, this budget provides a total of $2.4 billion over the next five years for a new Highways and Border Infrastructure Fund. A key objective of the new Fund will be to cost-share with provinces and territories improvements to the core national highway system, including the Trans-Canada Highway.
     Canada’s trade with the rest of the world flows through “gateways” (e.g. major land border crossings and ports) where transportation networks converge to connect centres of economic activity. To capitalize on this advantage, this budget announces the Government’s intention to invest a total of $591 million over the next eight years in Canada’s Pacific gateway. While some of the funding will also be directed towards related measures such as maintaining secure and efficient border services, most of it will go towards infrastructure improvements such as bridge and road upgrades and railway grade crossing projects.
     In recent years, the $600-million Border Infrastructure Fund has committed funding towards infrastructure improvements at Canada’s border crossings with the United States, including Windsor, Sarnia, Fort Erie and St. Stephen. The new Highways and Border Infrastructure Fund will provide funding for future federal investments in infrastructure improvements that support Canada’s major gateways, including border crossings with the United States.
Renewal of the Canada Strategic Infrastructure Fund
The Canada Strategic Infrastructure Fund has been making key strategic investments in all regions of Canada in projects such as highways, urban transit, sewage treatment and flood mitigation. These much-needed investments have been made in cooperation with the provinces and territories, municipalities and the private sector. In recognition of its importance, this budget provides an additional $2 billion for the Canada Strategic Infrastructure Fund. This will allow the Government to fund new projects.

Building a Better Canada Families and Communities

Renewal of the Municipal Rural Infrastructure Fund
Through tripartite initiatives such as the Infrastructure Canada Program and, more recently, the Municipal Rural Infrastructure Fund, the Government has helped municipalities in all parts of Canada undertake thousands of infrastructure improvement projects. Many of these projects have consisted of improvements to water and wastewater distribution and treatment infrastructure. To ensure that such assistance is maintained at current levels, this budget provides an additional $2.2 billion over five years to the Municipal Rural Infrastructure Fund. This will allow this fund to support further improvements to municipal infrastructure, such as the Evergreen Commons at the Don Valley Brick Works in Toronto.
Unprecedented Federal Support for Infrastructure
Table 3.9
Canada’s New Government Infrastructure Initiatives

	2006–07	2007–08	2008–09	2009–10	Total

	(millions of dollars)
New funding for infrastructure initiatives/agreements
Highways and Border Infrastructure Fund	245	340	480	610	1,675
Canada’s Pacific Gateway Initiative	19	72	92	56	239
Canada Strategic Infrastructure Fund	—	181	429	570	1,180
Municipal Rural Infrastructure Fund	200	332	450	550	1,532
Public Transit Capital Trust[1]	300	300	300	—	900

Existing infrastructure agreements[2]	1,467	1,197	741	470	3,875

Other funding for cities and communities
Increase to 100% of the GST/HST rebate	625	650	685	720	2,680
Gas tax revenue funding	600	800	1,000	2,000	4,400

Total contributions	3,456	3,872	4,177	4,976	16,481

[1]	The precise total amount will be determined and deposited in a third-party trust upon confirmation in the fall of the Government of Canada’s final financial outcome for 2005–06. Funding is allocated notionally over three years.

[2]	Agreements include the Canada Strategic Infrastructure Fund, the Border Infrastructure Fund, the Municipal Rural Infrastructure Fund and the Infrastructure Canada Program.

The Budget Plan 2006

     Budget 2006 confirms the Government’s commitment to maintain and significantly expand its level of infrastructure investment. These investments will see federal support for provincial, territorial and municipal infrastructure increasing to new levels, totalling $16.5 billion over the next four years. By 2009–10 the level of federal support for provincial, territorial and municipal infrastructure will reach almost $5 billion. This is nearly eight times the average annual support during the past 10 years, and more than the estimated annual revenue generated by the federal excise tax on gasoline.
     In summary, Budget 2006:
•	Provides more than $5.5 billion in new federal funding over the next four years for the Highways and Border Infrastructure Fund, Canada’s Pacific Gateway Initiative, the Canada Strategic Infrastructure Fund, the Municipal Rural Infrastructure Fund and the Public Transit Capital Trust.

•	Maintains the estimated $3.9 billion in current funding over the next four years under existing infrastructure agreements.

•	Maintains the gas tax funding commitment under the New Deal for Cities and Communities. Including the increase to 100 per cent of the rebate of the goods and services tax and the federal portion of the harmonized sales tax that municipalities pay, the federal government will deliver $7.1 billion over the next four years in support under the New Deal for Cities and Communities.
Eliminating Capital Gains Tax on Donations to Charities and Increasing Support for the Arts
Charities play an invaluable role in assisting Canadians, and in contributing to our sense of community and to important projects in the cultural, education and social sectors. To encourage charitable giving, Budget 2006 proposes to eliminate capital gains tax on certain donations to charities. It also increases support for the Canada Council for the Arts.

Building a Better Canada Families and Communities

Donations of Listed Securities to Public Charities
Donations of listed publicly traded securities to charities receive the charitable donations tax credit. In addition, since 1997, capital gains on such donations to public charities have been subject to an inclusion rate that is one-half the normal inclusion rate. The reduced rate is currently 25 per cent.
     This budget proposes to exempt donations of publicly listed securities to public charities from capital gains tax, effective immediately. These charities now have a powerful set of tools for raising the funds they need to meet the needs of Canadians. Table 3.10 shows the tax support provided for charitable donations.
Table 3.10
Tax Support for Charitable Donations

		Listed publicly traded securities
		to public charities
		Current	Proposed
		(25% inclusion	(0% inclusion
	Cash	rate on capital gains)	rate on capital gains)

Amount of donation	$100	$100	$100

Tax credit[1]
Federal	$29	$29	$29
Provincial	$17	$17	$17
Reduction in capital gains tax[2]	—	$7	$14

Total tax assistance	46%	53%	60%

Donor’s share of the cost of the donation	54%	47%	40%

[1]	Assumes that donor has made other donations totalling $200 or more in the year, so that the top tax credit rate applies.

[2]	Reduction from the standard 50% inclusion rate that would apply if the individual sold the security. Assumes that the adjusted cost base of the security is $40.

The Budget Plan 2006

Canada Provides More Tax Assistance for Charitable Donations Than the United States
With the changes proposed in Budget 2006, Canada provides more tax assistance than the United States for both cash donations and donations of listed securities to public charities. In addition, Canada’s limits on tax assistance relative to net income are higher than in the United States.
Tax assistance and net income limits for an individual donating $100 to a public charity are illustrated below:

	Canada	United States

Tax assistance (before net income limits)
Cash donations[1]	$46	$40
Donations of listed securities to public charities[2]	$60	$52

Annual net income limits[3]
Cash donations	75%	50%
Donations of listed securities to public charities	75%	30%

[1]	In Canada, assumes donor has total donations of at least $200 in the year.

[2]	Assumes that the adjusted cost base of the security is $40.

[3]	The U.S. currently also has a clawback on charitable deductions equal to 3% of income over about US$146,000, up to a limit of 80% of the value of the deduction. This clawback is scheduled to be gradually phased out starting in 2006.
     Since the capital gains inclusion rate was initially reduced in 1997, donations of listed securities grew from $69 million to about $200 million in 2004. While many factors influence the donation of listed securities, it is estimated that the elimination of the capital gains tax on these donations may support about $300 million in annual donations.
     This measure is expected to reduce revenues by $50 million in 2006–07 and 2007–08.

Building a Better Canada Families and Communities

Donations of Ecologically Sensitive Lands
Under the Ecogift program, Canadian landowners may donate ecologically sensitive land, or easements and covenants on such land, to conservation charities to ensure its preservation in perpetuity. At present, an individual making an ecogift receives both a charitable donations credit and a reduced inclusion rate on capital gains associated with the donation. To encourage more Canadians to make ecogifts, this budget proposes to exempt donations of ecologically sensitive land under the Ecogift program from capital gains tax, effective immediately.
     This measure is expected to reduce revenues by $5 million in 2006–07 and 2007–08.
Donations of Listed Securities to Private Foundations
To date, donations of listed securities to private foundations have not been eligible for the half-inclusion rate measure. The primary reason for this exclusion has been concerns regarding the adequacy of current legislative provisions to safeguard against potential conflicts of interest, which could arise when individuals with significant holdings in a corporation also have influence over the management of a foundation’s holdings of the same corporation.
     The Government will consult with private foundations and other interested parties in the coming months with a view to developing appropriate self-dealing rules. If appropriate rules can be devised, the Government would be prepared to bring them before Parliament within the next year, and extend the capital gains exemption for listed securities to donations to private foundations at the same time.
Support for the Arts
It is anticipated that the elimination of capital gains tax on donations of publicly listed securities to public charities will provide significant benefits to the arts and culture community. In addition, Budget 2006 provides $50 million over two years to enhance and expand the Canada Council for the Arts’ support of the arts in Canada. The Council has played an important role in supporting professional artists and non-profit arts organizations for almost 50 years.

The Budget Plan 2006

Table 3.11
Families and Communities

	2005–06	2006–07	2007–08	Total
		(millions of dollars)
Families
Canada’s Universal Child Care Plan
Universal Child Care Benefit		1,610	2,085	3,695
New child care spaces			250	250

Subtotal		1,610	2,335	3,945

Other family measures
Children’s physical fitness tax credit		40	160	200
Child Disability Benefit		35	45	80
Refundable medical expense supplement		15	10	25
Canadian Strategy for Cancer Control		52	52	104
Providing greater tax relief to pensioners		490	405	895

Subtotal		632	672	1,304

Subtotal—families		2,242	3,007	5,249

Communities

Immigration measures

Right of Permanent Residence Fee		134	90	224
Foreign credential recognition agency		6	12	18
Immigration settlement		111	196	307

Subtotal		251	298	549

Aboriginal communities
Aboriginal investments		150	300	450

Environment
Tax credit for the cost of public transit		150	220	370
Accelerate capital cost allowance for forestry bioenergy		10	20	30

Subtotal		160	240	400

Infrastructure
Highways and Border Infrastructure Fund		245	340	585
Canada’s Pacific Gateway Initiative		19	72	91
Canada Strategic Infrastructure Fund		—	181	181
Municipal Rural Infrastructure Fund		200	332	532

Subtotal		464	925	1,389

Charitable giving and support for the arts
Eliminating capital gains tax on donations to charities		55	55	110
Canada Council for the Arts		20	30	50

Subtotal		75	85	160

Subtotal—communities		1,100	1,848	2,948

Total—families and communities		3,342	4,855	8,197

Security

The Budget Plan 2006

Highlights
Budget 2006 provides $1.4 billion over two years to protect Canadian families and communities, to secure our borders and to increase our preparedness to address public health threats. Over the same period, this budget provides $73 million to better secure our financial system. The Government is also committed to strengthening Canada’s role in the world by investing an additional $1.1 billion over two years in Canada’s armed forces and by working to ensure the effectiveness of international assistance.
Cracking Down on Crime
✓	$161 million for 1,000 more RCMP officers and federal prosecutors to focus on such law-enforcement priorities as drugs, corruption and border security (including gun smuggling).
✓	$37 million for the RCMP to expand its National Training Academy (Depot) to accommodate these new officers and build the capacity to train more officers in the future.
✓	Set aside funds to expand Canada’s correctional facilities to house the expected increase in inmates as a result of changes in sentencing rules.
✓	$20 million for communities to prevent youth crime with a focus on guns, gangs and drugs.
✓	$26 million to give victims a more effective voice in the federal corrections and justice system, and to give victims greater access to services (such as travel to appear at parole hearings).
Securing Safe and Open Borders
✓	$101 million to begin arming border officers and eliminating “work-alone” posts.

✓	$303 million to implement a border strategy to promote the movement of low-risk trade and travellers within North America while protecting Canadians from security threats.

Building a Better Canada Security

Preparing for Emergencies
✓	$460 million ($1 billion over five years) to further improve Canada’s pandemic preparedness.

✓	$19 million per year to Public Safety and Emergency Preparedness Canada to enhance our capacity to deal with catastrophes and emergencies.
Transportation Security
✓	$133 million to support Canadian Air Transport Security Authority operations.

✓	$95 million for new measures to enhance the security of passenger rail and urban transit.
Strengthening Canada’s Role in the World
✓	$1.1 billion ($5.3 billion over five years) to strengthen the Canadian Forces’ capacity to defend our national sovereignty and security.

✓	Up to $320 million in 2005-06 to fight polio, tuberculosis, malaria and HIV/AIDS and to help low-income countries cope with natural disasters or sharp rises in commodity prices.
Enhancing Security in the Financial System
✓	$64 million to enhance Canada’s anti-money laundering and anti-terrorist financing regime.

✓	$9 million to fund integrated enforcement teams to combat currency counterfeiting.

The Budget Plan 2006

Introduction
Canadians are proud of this country’s tradition of safe and secure communities. To ensure Canada remains safe and secure, Budget 2006 provides $1.4 billion over two years to protect Canadian families and communities, to secure our borders and to increase our preparedness to address public health threats. Over the same period, this budget also provides $73 million to better secure our financial system. These measures reinforce Canada’s capacity to address the dangers posed by local and international crimes, ranging from gun crimes in our communities to financial crimes, such as those that sustain terrorism. The Government is also committed to strengthening Canada’s role in the world by investing an additional $1.1 billion over two years in Canada’s armed forces and by working to ensure the effectiveness of international assistance.
Core Priority: Protecting Canadian Families and Communities
Safe streets and safe communities are a hallmark of life in Canada and are the foundation of happy families and a strong economy. However, Canadian streets and communities are increasingly threatened by gun, gang and drug violence.
     As these threats grow, so must the capacity of Canadian law enforcement to respond and protect Canadians. Over the next two years, the Government will tackle crime by increasing the number of Royal Canadian Mounted Police (RCMP) officers. The Government will also help communities prevent criminal behaviour among youth before it takes root. The Government will also work to ensure the integrity of all components of the federal justice system, including providing victims of crime with a greater voice and greater access to victims’ services.
RCMP Federal Policing (Including the RCMP National Training Academy)
The Government has committed to enhancing front-line law enforcement capacity in Canada. The RCMP, as Canada’s national police force, maintains a strong and vital presence in all provinces and territories. RCMP officers help protect Canadian families and communities by investigating threats from organized crime, terrorism, drugs and cross-border smuggling.

Building a Better Canada Security

Budget 2006 provides $161 million over two years for the RCMP to expand the number of police officers across the country, and for the Department of Justice Canada to hire additional federal prosecutors. This funding will enable the RCMP to fill 1,000 vacancies by 2010. These new police officers and prosecutors will focus on law enforcement priorities such as drugs, corruption and border security (including gun smuggling).
     The new RCMP officers will receive world-class basic police training at the RCMP National Training Academy (Depot). Budget 2006 provides $37 million over two years for the RCMP to expand the Depot to accommodate these new officers and build the capacity to train more officers in the future. This funding will finance the construction of new buildings such as barracks, classrooms and a dining hall. This funding will also be used to strenghten the field coaching program to ensure that all Depot graduates are paired, during their first posting, with veteran officers who have completed the RCMP field coaching course.
Correctional Service Canada
In support of the Government’s efforts to address serious crime and to ensure that jail sentences match the severity of the crimes committed, Budget 2006 sets aside funding for Correctional Service Canada to expand correctional facilities to address the expected increase in the federal inmate population. A new medium security institution and additional maximum security capacity may be needed.
Youth Crime Prevention
Too many youths are becoming involved with guns, gangs, drugs and other crimes that lead to increased crime in Canadian streets and communities. While law enforcement is important, effective crime prevention is also needed for youth at risk. Budget 2006 provides $20 million over two years for communities to prevent youth crime. Additional details will be announced shortly following consultations.
National DNA Data Bank
The RCMP’s National DNA Data Bank is an important resource for Canadian law enforcement agencies, as it helps police across the country to identify the guilty and exonerate the innocent. Budget 2006 provides $15 million over two years to increase the ability of the RCMP to populate the Data Bank with DNA samples from a greater range of convicted offenders, such as sex offenders, as well as with DNA samples from a greater range of crime scenes.

The Budget Plan 2006

Victims of crime
Canadians who have become victims of crime deserve to have a strong advocate for their rights within the justice system. Budget 2006 provides $26 million over two years to give victims a more effective voice in the federal corrections and justice system, and to give victims greater access to services such as travel to appear at parole hearings. Additional details will be announced at a later date.
Emergency Response
The terrorist bombings last year in London and the hurricane landings on the U.S. Gulf Coast vividly illustrate the importance of a coordinated emergency response capacity across all levels of government and sectors of the economy. Budget 2006 provides $19 million per year to Public Safety and Emergency Preparedness Canada (PSEPC) to enhance Canada’s capacity to respond to catastrophes and emergencies of any kind. The funding will permit PSEPC to maintain round-the-clock readiness levels in its national operations centre, enhance its presence in provincial and territorial operations centres and response activities, liaise with key international partners in emergency situations and increase the coverage of its monitoring. This will improve PSEPC’s ability to coordinate and deal with emergencies that extend across provincial, territorial and international boundaries.
Transportation Security
The Government’s commitment to ensuring that Canadians can live in safe, healthy communities includes protecting those who rely on passenger rail and urban transit. Budget 2006 provides $95 million over two years to fund measures aimed at enhancing the safety and security of passenger rail and urban transit operations. In partnership with other governments, industry, law enforcement and the public, these measures will address high-priority areas, and include the funding of new security measures and emergency preparedness exercises.
     The Government remains committed to ensuring the security of air travel. Given the continued growth in the air transportation industry, the Canadian Air Transport Security Authority (CATSA) must cope with increasing passenger flows and related operating pressures. Budget 2006 provides an additional $133 million over two years to help CATSA address these pressures.

Building a Better Canada Security

Securing Canada’s Borders
Keeping Canada safe from external threats requires a dedicated workforce at the border. The border officers of the Canada Border Services Agency (CBSA) manage, control and secure Canada’s border at approximately 1,200 points across Canada and 39 locations abroad. These officers face a growing challenge in intercepting potential threats, including high-risk individuals, firearms, explosives and drugs, without delaying legitimate commerce or travel.
     The Government is committed to enhancing border security and the safety of these officers by providing them with sidearms and the training required for their use. This will be done in a staged process beginning with high-traffic ports of entry. The Government will also ensure these officers are not required to work alone.
     To address these objectives, this budget will allocate $101 million over two years.
Security and Prosperity Partnership of North America
Canada’s prosperity and security are enhanced by working cooperatively with Mexico and the United States to ensure that North America is the most economically dynamic region in the world and a secure home for our citizens. The Security and Prosperity Partnership of North America (SPP) provides a framework to advance collaboration with Canada’s neighbours in areas as diverse as security, trade facilitation, transportation, the environment and public health. This partnership has increased institutional contacts between the three governments to respond to a shared vision of a stronger, more secure and more prosperous region.
     In March this year, the Prime Minister met with the U.S. and Mexican Presidents in Cancun to celebrate the one-year anniversary of the SPP. On that occasion, the three leaders reviewed progress on implementation of the SPP and committed to advance a positive agenda for the continent focusing on five key priorities:
•	The establishment of the North American Competitiveness Council, which will ensure private industry has a say in making our markets more competitive.
•	A commitment to implementing, within two years, several measures aimed at continuing to create smarter and safer borders.

The Budget Plan 2006

•	A commitment to increasing cooperation between the three countries in response to natural or man-made disasters. In particular, the three countries endorsed guiding principles and made specific commitments toward a coordinated approach to deal with avian flu or human pandemic influenza. Budget 2006 investments in these areas are discussed in “Core Priority: Protecting Canadian Families and Communities” (above) and “Pandemic Preparedness” (below).

•	A reaffirmed commitment to putting in place a trilateral framework for regulatory cooperation.

•	An initiative to promote innovation and research and development in areas such as clean energy technologies.
     This budget contributes to the SPP work agenda by bringing forward a border strategy to build smart and secure borders that rely on technology, information sharing and biometrics. The Government of Canada is also working with the Government of the United States to assess alternative documents for cross-border travel based on common standards, as well as technology and infrastructure requirements, in order to facilitate the flow of legitimate travellers and goods. Mexico and the United States have accepted Canada’s invitation to host the next trilateral leaders meeting in 2007.
     To support the SPP agenda, this budget will invest $303 million over two years on a range of initiatives. Key among these is the border strategy aimed at efficient and secure movement of low-risk trade and travellers to and within North America, while protecting Canadians from threats, including terrorism. This strategy includes the following key activities, as well as other efforts related to emerging SPP priorities.
Enhancing Cargo Security and Expediting Processing at the Border
Building on the foundation already established in the sea cargo environment, Canada will work with the United States to harmonize security regulations for all cargo in all modes of transportation in order to facilitate trade and enhance security. In this regard, Budget 2006 provides $172 million over two years to develop and implement an electronic advance notification system to extend this system to road and rail cargo.

Building a Better Canada Security

     Opportunities also exist to reduce security risks to aviation while promoting trade, domestically and internationally. For this purpose, Budget 2006 allocates $26 million over two years for the design and pilot testing of an air cargo security initiative. This work will include the development of measures to ensure cargo security throughout the supply chain, as well as the evaluation of screening technologies.
     The CBSA’s Partners In Protection is a voluntary program that enlists private industry to enhance cargo security, combat smuggling and terrorism, and facilitate trade. The CBSA will explore greater links with the U.S. Customs-Trade Partnership Against Terrorism program to support joint efforts for a more secure supply chain and remove obstacles to cross-border trade.
     Budget 2006 provides $5 million over two years in support of this initiative.
Better Technology to Identify High-Risk Travellers and Better Procedures to Expedite Low-Risk Travellers
The Advanced Passenger Information System/Passenger Name Record was implemented in October 2002 to identify and intercept high-risk individuals travelling to North America by air. Budget 2006 provides $25 million over two years to expand this program to allow more effective information gathering from European airlines.
     The NEXUS Air pilot project to speed passage of low-risk travellers between Canada and the United States has operated at Vancouver International Airport since the end of 2004. It will be expanded to seven other major Canadian airports. Budget 2006 provides $25 million over two years in support of this initiative.
Working With Partners to Assess and Respond to Threats
Budget 2006 provides $12 million over two years to enhance the capacity to cope with high-risk situations at the border through joint planning with the United States, including incident response and training exercises.

The Budget Plan 2006

     First responders reduce the impact on affected Canadians in disasters or emergencies. They need the proper training and opportunity to practice through formal exercises. Budget 2006 provides $5 million a year to PSEPC to augment its National Training and Exercises Program to provide first responders with such an opportunity.
     Canada and the United States have agreed on a joint vulnerability assessment program to determine further actions needed to protect critical infrastructure. These assessments will focus on key economic sectors and will involve many Canadian and U.S. government departments and agencies. In Canada, PSEPC will manage the program. Budget 2006 provides $1 million a year to PSEPC as Canada’s contribution to these assessments.
Pandemic Preparedness
Recent investments in public health by all levels of government have greatly improved Canada’s overall domestic preparedness to anticipate and respond effectively to public health threats, including a possible pandemic. Over the last few years, a Canadian Pandemic Influenza Plan has been put in place and the Public Health Agency of Canada was created to respond to growing concerns about the capacity of Canada’s public health system to anticipate and respond effectively to public health threats, including a pandemic.
     This budget provides $1 billion over five years to further improve Canada’s pandemic preparedness—$600 million to be allocated to departments and agencies and $400 million to be set aside as a contingency.
     The $600 million will be used primarily by the Public Health Agency of Canada ($367 million), the Canadian Food Inspection Agency ($195 million), Health Canada ($16.5 million) and the Canadian Institutes of Health Research ($21.5 million) for a variety of pandemic preparedness activities. This includes the purchase of additional antivirals for the national stockpile, animal health guidelines and surveillance for wild birds and commercial poultry, laboratory enhancements and research, and improvements in vaccine readiness and emergency management preparedness. The Government will work in collaboration with provinces, territories and other partners as these activities are implemented.
     The $400-million contingency would only be accessed on an as-needed basis, if a pandemic were to occur or the current planning environment were to change significantly—for example, if significant human-to-human

Building a Better Canada Security

transmission were confirmed, resulting in an elevated pandemic risk or if the World Health Organization declared a higher level of pandemic risk. The contingency would be used to enhance Canada’s preparedness if an elevated pandemic risk were to occur and to address increased operational requirements during a pandemic influenza outbreak, for example to maintain emergency operations at a higher state of activity.
Defence
Canada’s military has a proud tradition of responding to crises while fulfilling the fundamental government role of ensuring our national sovereignty. The international missions now being undertaken call for a new concept, with different force structures, different equipment and different operational requirements. The new international role means Canada’s military and its defence policy need to transform and adapt to a new operational environment. At home, the Government needs a strong Canadian Forces (CF) to provide emergency response for such disasters as floods, storms, earthquakes or the threat of terrorism.
     For this reason, the Government will implement its “Canada First” defence plan to strengthen Canada’s independent capacity to defend our national sovereignty and security. Realizing this vision will require large-scale investments in every region of the country to strengthen the CF.
     Budget 2006 will increase the National Defence budget base by $5.3 billion over five years to:
•	Proceed with the transformation of military operations and defence administration.
•	Accelerate the recruitment of 13,000 additional regular forces and 10,000 additional reserve forces personnel.
•	Expand training, reduce rank structure overhead, review civilian and military headquarters functions and increase front-line personnel.
•	Increase investment in base infrastructure and housing for our forces.
•	Acquire equipment needed to support a multi-role, combat-capable maritime, land and air force.
•	Increase the CF’s capacity to protect Canada’s Arctic sovereignty and security.
•	Restore the regular army presence in British Columbia.
•	Initiate the establishment of territorial battalions.

The Budget Plan 2006

Table 3.12
Budget 2006 Defence Funding (Budgetary Basis)1

	2006–07	2007–08
	(millions of dollars)
Canada First	400	725

[1]	The cost of major capital equipment is spread over its life, so the annual budgetary amounts include only a portion of the full capital cost. As was the case with the budgetary increases provided last year, the full cost of capital acquisitions will be provided on a cash basis in the years they are acquired.
Royal Canadian Air Force Memorial Museum
Budget 2006 provides $1 million in 2006–07 to the Department of National Defence to assist in the construction of a new facility to house the Halifax Bomber at the Royal Canadian Air Force Memorial Museum in Trenton, Ontario.
Security and the Financial System
Canada needs a robust and up-to-date anti-money laundering and anti-terrorist financing regime to ensure security for Canadians and to meet its global responsibilities. Such a regime must evolve to meet enhanced global standards and risks. Departments and agencies need the necessary expertise, technology and networks to operate effectively and efficiently in this important area. In June 2005, the Department of Finance Canada released a consultation paper on the Proceeds of Crime (Money Laundering) and Terrorist Financing Act. It proposed legislative and regulatory changes to implement recent revisions to the Financial Action Task Force standards and to respond to recent evaluations of the regime.
     In order to fund anticipated initiatives and bolster existing capacities to combat money laundering and terrorist financing, the Government is announcing funding of $64 million over the next two years for the Financial Transactions and Reports Analysis Centre of Canada, the RCMP, the CBSA and the Department of Justice Canada. Legislation will be tabled at the earliest opportunity to make the necessary enhancements to the regime. For the year starting July 1, 2006, Canada will chair the Financial Action Task Force, the international standard-setting body, demonstrating leadership and helping advance the global effort against money laundering and terrorist financing.

Building a Better Canada Security

     Counterfeit currency is a serious problem in Canada, in spite of the recent introduction of new banknotes with better security features. Budget 2006 provides $9 million over two years for the RCMP to address this problem through the National Counterfeit Enforcement Strategy. With this funding, the RCMP will create Integrated Counterfeit Enforcement Teams to conduct major counterfeiting investigations in Vancouver, Toronto and Montréal.
International Assistance
Consistent with Canadians’ compassion for the less fortunate, the Government will advance Canadian values and interests on the international stage by providing much-needed assistance to the world’s poor. Budget 2006 reaffirms the Government’s commitment to double international assistance from 2001–02 levels by 2010–11. In line with this commitment, Canada’s international assistance will grow to about $3.8 billion in 2006–07 and then to approximately $4.1 billion in 2007–08.
     In addition, the Government will deliver up to $320 million in further funding for international assistance, contingent on the 2005–06 federal surplus being greater than $2 billion (see the section “Restoring Fiscal Balance in Canada” for details), as follows:
•	Up to $250 million to the Global Fund to Fight AIDS, Tuberculosis and Malaria to fund activities to prevent and treat these diseases.
•	Up to $45 million to support the Global Polio Eradication Initiative through funding to the World Health Organization and UNICEF.
•	Up to $25 million to support low-income countries facing balance of payments crises due, for example, to a natural disaster or sharp commodity price rise. Funding will be provided through the International Monetary Fund’s new Exogenous Shocks Facility.
     Canada’s support will help these organizations achieve their goals, in particular on the devastating diseases that kill over six million people each year, primarily in developing countries.

The Budget Plan 2006

     In line with the Government’s commitment to fiscal responsibility, Canada will continue to work toward further increases in international assistance as resources allow. While more resources are important to help the poorest of the world, it is equally vital that these resources are used effectively. As noted in the Speech from the Throne, the Government is committed to a more effective use of Canadian aid dollars and will work to ensure greater accountability in the distribution and results of Canada’s international assistance.
     The Government will continue to work with the international financial institutions to ensure their resources are used effectively to advance their respective mandates and that Canada’s relationship with these institutions is effective, accountable and efficient. To this end, Canada is working to advance reform of the International Monetary Fund. In addition, the Government intends to amend its European Bank for Reconstruction and Development (EBRD) Agreement Act to allow the EBRD to begin operations in Mongolia and to accommodate future changes in the Bank’s countries of operation.

Building a Better Canada Security

Table 3.13
Security

	2005–06	2006–07	2007–08	Total
		(millions of dollars)

Protecting Canadian families and communities
RCMP federal policing		37	124	161
RCMP Depot		17	20	37
Youth crime prevention		10	10	20
National DNA Data Bank		10	5	15
Victims of crime		13	13	26
Core emergency response		19	19	38
Passenger rail and urban transit security		41	53	95
Canadian Air Transport Security Authority		45	87	133

Subtotal		193	331	524

Securing our borders
Armed border presence		33	68	101
Enhancing road and rail cargo security		92	80	172
Enhancing air cargo security		13	13	26
Securing the supply chain		3	2	5
Identifying high-risk air travellers (Advanced Passenger Information System)		12	13	25
NEXUS Air		11	14	25
Business resumption planning		5	7	12
National training and exercises (national emergency response system)		5	5	10
Critical infrastructure vulnerability assessments (national emergency response system)		1	1	2
Other initiatives to secure our borders		13	13	26

Subtotal		188	216	404

Pandemic preparedness
Enhancing pandemic preparedness		100	200	300
Contingency		70	90	160

Subtotal		170	290	460

Defence
Canada First		400	725	1,125
Royal Canadian Air Force Memorial Museum		1	0	1

Subtotal		401	725	1,126

Security and the financial system
National initiative to combat money laundering		35	30	64
National Counterfeit Enforcement Strategy		5	4	9

Subtotal		40	33	73
Total		992	1,596	2,588

Restoring Fiscal Balance
In Canada

The Budget Plan 2006

Highlights
In Budget 2006, the Government is committing to take immediate action to restore fiscal balance. This government will address concerns over fiscal imbalance through:
✓	Implementation of the 10-Year Plan to Strengthen Health Care.

✓	A Patient Wait Times Guarantee for medically necessary services, developed with provincial and territorial governments.

✓	Certainty for equalization and Territorial Formula Financing payments for 2006–07 through reliance on more current economic and fiscal data, as well as one-time adjustments of $255.4 million to offset declines.

✓	Additional funding of up to $3.3 billion for provinces and territories to help address immediate pressures in post-secondary education, affordable housing (including Northern and off-reserve Aboriginal housing) and public transit, contingent on sufficient funds being available from the 2005–06 surplus.

✓	A commitment to work with provinces and territories toward a common securities regulator.
     The Government is also committing to further action over the next year, working toward more open, transparent and collaborative fiscal relations in Canada. It proposes:
✓	A principle-based framework, outlined in the companion document Restoring Fiscal Balance in Canada, which will lead to:
–	A new approach for allocating unplanned federal surpluses.

–	Renewed, transparent and principle-based Equalization and Territorial Formula Financing programs.

–	A new approach to long-term and predictable support for post-secondary education and training.

–	A new framework for long-term funding support for infrastructure programs.
     The Government is looking forward to a rich dialogue on fiscal relations, engaging Canadians, provincial and territorial governments, academics and experts, concluding with further action to improve fiscal relations in Canada.

Building a Better Canada Restoring Fiscal Balance in Canada

Introduction
The Government of Canada is committed to building a stronger, more cooperative federation in which governments work together to help Canadians realize their potential. To this end, the Government believes that a new relationship of open federalism with provinces and territories is required if Canada is to continue to grow in unity, prosperity and security. This will mean a stronger economic and social union, a more efficient federation and greater opportunity for all Canadians.
     The Government will work to unite the country by respecting provincial, territorial and cultural differences, while standing up for the broader economic and social interests of the country and all Canadians. The Government will respond to concerns about fiscal imbalance, and is committed to working with provinces and territories to ensure a return to balanced fiscal arrangements in which all governments have access to the resources they need to meet their responsibilities.
Immediate Action to Restore Fiscal Balance
Some key elements in ensuring balanced fiscal arrangements for our federation will take time to implement, as consultations with provinces and territories are required. In the short term, the Government is proposing immediate action in this budget.
Core Priority: Patient Wait Times Guarantee Funded Through the 10-Year Plan to Strengthen Health Care
The Government is committed to working with provinces and territories to develop a Patient Wait Times Guarantee to ensure that all Canadians receive necessary medical treatment within medically acceptable waiting times. Patients should be able to receive treatment in a medically acceptable maximum time for a publicly insured service. If treatment is not available in their own area, patients should be given the option of receiving treatment at another hospital or clinic, even outside of their home province.
     The Government is committed to implementing the September 2004 federal-provincial-territorial 10-Year Plan to Strengthen Health Care. In particular, it will work with provinces and territories to ensure that:
•	Evidence-based benchmarks for medically acceptable wait times, starting with cancer, heart, diagnostic imaging procedures, joint replacements and sight restoration, are established as soon as possible, as promised in the 10-Year Plan.

The Budget Plan 2006

•	Patient wait time reduction targets for priority procedures identified by provinces are established by the end of 2006.
•	Canadians get regular reports on progress towards meeting these wait time targets, as promised in the 10-Year Plan.
•	Educational programs for doctors, nurses and other health professionals are expanded and the assessment of the credentials of internationally educated health care professionals accelerated.
     Provinces and territories are taking important steps to address wait times. On December 12, 2005, provincial and territorial Health Ministers announced common benchmarks for the provision of medical treatments and screening services. Under these benchmarks, which are based on research and clinical evidence, provinces and territories will strive to provide services within certain time limits (e.g. hip and knee replacements within 26 weeks). Provinces and territories are also improving how they measure, monitor and manage wait times. Comparable indicators of access are being established to enable all governments to measure wait times in the same way. As a next step, each provincial and territorial government is continuing to pursue its own strategy to improve access and establish its own multi-year targets to achieve these benchmarks.
     The Government provides predictable support to provinces and territories through the Canada Health Transfer (CHT). Cash transfers are legislated to increase by 6 per cent annually up to 2013–14. This means an additional $1.1 billion in 2006–07 and $1.2 billion more on top of that in 2007–08 in support of provincial-territorial health systems, and growing every year thereafter. In addition to the CHT, $5.5 billion in wait times reduction funding will be provided to provinces and territories from 2004–05 to 2013–14 as part of the 10-Year Plan. This funding will allow provinces and territories to focus on clearing backlogs; training and hiring more health professionals; building capacity for regional centres of excellence; and expanding appropriate ambulatory and community care programs and/or tools to manage wait times.

Building a Better Canada Restoring Fiscal Balance in Canada

Chart 3.8
Impact of 6-Per-Cent Escalator for CHT
     Guaranteeing that Canadians have access to medically necessary treatment when they need it is a basic principle of Canada’s publicly funded health care system. In fact, the 10-Year Plan stated that ensuring “that all Canadians have access to the health care services they need, when they need them” was one of the key principles upon which the action plan was based. Recently, the Government of Quebec, while confirming its commitment to public health care and its respect for the principles of universality and equity, has proposed a health care guarantee for certain health care services. Quebec’s proposed approach is innovative and will help ensure that patients receive timely access to these vital services.
Certainty for Equalization and Territorial Formula Financing
Equalization and Territorial Formula Financing (TFF) are extremely important programs to the Canadian federation. The Government is committed to putting in place renewed, transparent, principle-based Equalization and TFF programs providing predictable ongoing support to provinces and territories as a key element in restoring fiscal balance in Canada.

The Budget Plan 2006

     The report of the Expert Panel on Equalization and Territorial Formula Financing will be made public in spring 2006. This report and other contributions to the debate, such as the report of the Council of the Federation’s Advisory Panel on Fiscal Imbalance, along with subsequent consultations with provinces and territories, will be critical elements in arriving at renewed, transparent and principle-based Equalization and TFF programs.
     Equalization and TFF allocations for 2006–07 were announced by the previous government in November 2005 but were not passed by Parliament. Since then, more recent economic and fiscal data have become available.
     Budget 2006 proposes a new approach that gives certainty to provinces and territories and ensures that they all benefit. The most current data will be used to determine the allocations for 2006–07 since it best reflects the fiscal and economic situations of provinces and territories. As a result, six Equalization-receiving provinces and one territory—Prince Edward Island, Nova Scotia, New Brunswick, Quebec, Manitoba, Saskatchewan and the Northwest Territories—will receive higher payments than they were advised they would receive in November 2005.
     For the other two provinces and two territories, Newfoundland and Labrador, British Columbia, Yukon and Nunavut, using the most recent data would result in lower payments. For those provinces and territories where there is a decline from the amount they had been advised of in November 2005, one-time adjustments to offset the decline will be provided. Budget 2006 provides an extra $255.4 million for provinces and territories for these one-time adjustments.

Building a Better Canada Restoring Fiscal Balance in Canada

Table 3.14
2006–07 Equalization and Territorial Formula Financing
Entitlements and One-Time Adjustments

			Increase over
	November 2005	Budget	November	One-time
Province/territory	announcement	2006	2005	adjustments
		(millions of dollars)
Newfoundland and Labrador	687	632	—	54.4
Prince Edward Island	280	291	11.7	—
Nova Scotia	1,379	1,386	6.2	—
New Brunswick	1,432	1,451	18.7	—
Quebec	5,354	5,539	185.1	—
Manitoba	1,690	1,709	19.2	—
Saskatchewan	0	13	12.7	—
British Columbia	459	260	—	199.2

Total Equalization	11,282	11,282	—	253.6

Yukon	506	506	—	0.3
Northwest Territories	738	739	1.9	—
Nunavut	827	825	—	1.6

Total TFF	2,070	2,070	—	1.9

Total Equalization and TFF	13,352	13,352	—	255.4

Note: Totals may not add due to rounding.
Allocating Unplanned Federal Surpluses to the Future Benefit of Canadians
In the aim of increasing budget transparency and building a more cooperative federation, the Government is proposing to discuss with provinces and territories the possibility of introducing legislation authorizing the allocation of a portion of unanticipated federal surpluses at fiscal year-end in excess of $3 billion to the Canada Pension Plan (CPP) and Quebec Pension Plan (QPP). This would allow the unplanned surpluses to be used for the future benefit of Canadians. More details can be found in the section entitled “Accountability.”
Efficient Capital Markets
To ensure rising living standards and enable Canadians to receive the quality public services they expect of their governments, the Government of Canada is committed to reducing or eliminating impediments to the competitiveness and efficiency of Canada’s economic union.

The Budget Plan 2006

An important foundation for a strong economy is a regulatory regime for the securities market that ensures market integrity and investor protection. Efficient capital markets promote domestic and foreign investment in the economy, stimulating productivity growth and jobs. All jurisdictions recognize that Canada’s securities regulatory system must be improved to respond more rapidly and effectively to regulatory and market developments at home and abroad.
     The provinces and territories have made progress in improving the current system of securities regulation in Canada by narrowing regulatory differences and streamlining the administration of securities laws. To maximize benefits for investors and issuers and strengthen the federation, intensified efforts are required. The Government believes that Canadians would best be served by a common securities regulator that administers a single code, is responsive to regional needs and has a governance structure that ensures broad provincial participation. A common regulator would foster more responsive policy making, improve market efficiency, eliminate duplication, provide common standards of investor protection, and strengthen Canada’s voice in international discussions on regulatory standards. It would also significantly enhance capacity for effective, integrated enforcement in capital markets across Canada.
     Recognizing the importance of a common securities regulator to a stronger and more effective Canadian economic union, the Minister of Finance will engage with provinces and territories on this issue on a priority basis.
Funding Support to Provinces and Territories to Address Immediate Pressures
The Government has made commitments with respect to post-secondary education, public transit and affordable housing. This budget confirms the immediate actions the Government is taking with regard to international assistance and arrangements with provinces and territories to provide one-time additional funding to address short-term pressures, using the existing authority under Bill C-48 (An Act to authorize the Minister of Finance to make certain payments).
     Contingent on the federal surplus for 2005–06 being greater than $2 billion, and after providing up to $320 million for international assistance commitments, the Government will provide provinces and territories with up to $3.3 billion for post-secondary education, public transit, affordable housing, Northern housing and off-reserve Aboriginal housing (more details can be found in the sections entitled “Opportunity” and “Families and Communities”).

Building a Better Canada Restoring Fiscal Balance in Canada

     The amounts designated to each of the supported areas will be paid into five third-party trusts for the benefit of provinces and territories once the federal books are closed, likely in September 2006. The Government will account for the amounts in 2005–06. Provinces and territories will have the flexibility to draw down funds as they require up to the end of the lifespan of each individual trust.
Table 3.15
Funding Support to Provinces and Territories to Address Immediate Pressures

	Post-
	secondary	Public			Off-reserve
Province/	education	transit	Affordable	Northern	Aboriginal
territory	infrastructure	capital	housing	housing	housing	Total
		(millions of dollars)
Newfoundland and Labrador	15.8	14.1	12.6		8.2	50.6
Prince Edward Island	4.3	3.8	3.4		0.7	12.2
Nova Scotia	28.8	25.8	23.0		7.8	85.4
New Brunswick	23.1	20.7	18.4		6.7	68.9
Quebec	234.5	210.8	187.4		38.2	670.9
Ontario	390.0	351.5	312.3		80.2	1,134.1
Manitoba	36.3	32.6	29.0		32.5	130.4
Saskatchewan	30.3	27.2	24.2		26.4	108.1
Alberta	101.3	91.3	81.1		48.4	322.2
British Columbia	132.3	119.3	106.0		50.9	408.5
Yukon	0.95	0.85	0.76	50.0		52.57
Northwest Territories	1.35	1.21	1.08	50.0		53.64
Nunavut	0.92	0.83	0.74	200.0		202.49

Total	1,000	900	800	300	300	3,300

Notes: Population based on Statistics Canada data. Population shares for Aboriginal people living off reserve based on 2001 Census. Funding is contingent on sufficient funds being available from the federal surplus in 2005–06, and after providing up to $320 million for international assistance commitments. Precise amounts designated to each supported area will be deposited in third-party trusts upon confirmation of the 2005–06 final financial outcome for the Government of Canada. Totals may not add due to rounding.

The Budget Plan 2006

Working to Strengthen the Federation
The Government has set out a principle-based framework to ensure a return to balanced fiscal arrangements. The companion document Restoring Fiscal Balance in Canada provides a more detailed discussion of the issues and trends in Canadian fiscal relations, outlines the Government’s approach to restore fiscal balance and sets out a process for moving ahead.
     The Government’s approach to federal-provincial-territorial fiscal relations is one that builds on five key principles:
•	Accountability through clarity in roles and responsibilities of orders of government, including accountability for how governments raise and spend public funds.
•	Fiscal responsibility and budget transparency by planning on annual debt reduction of $3 billion, and fiscal planning based on accurate, timely and complete information and analysis.
•	Predictable long-term fiscal arrangements that adequately support shared priorities, based on transparent principles and formulas.
•	Competitiveness and efficiency of the Canadian economic union to ensure rising living standards and enable governments to deliver the quality of services Canadians expect.
•	Effective collaborative management of the federation that results in practical intergovernmental mechanisms to facilitate provincial and territorial involvement in areas of federal jurisdiction and more efficient service delivery.
     These elements are the foundation of the Government’s approach to address concerns about fiscal imbalance and strengthen the federation. This budget proposes immediate action to restore fiscal balance and makes commitments for further action over the next year.

Building a Better Canada Restoring Fiscal Balance in Canada

Working to Strengthen the Federation—Budget 2006 Initiatives
Accountability through clarity in roles and responsibilities of orders of government
•	Ensuring value for taxpayers’ dollars through focus on federal responsibilities, spending discipline and tax reductions.
•	Investments in core federal responsibilities:
–	Border security.

–	National Defence.

–	Emergency and pandemic preparedness.

–	Aboriginal people.
•	Measures to protect Canadian families and communities, including significant investments in the RCMP.
•	First 1-point reduction in GST rate.
•	Universal Child Care Benefit.
Fiscal responsibility and transparency in budget planning
•	Federal Accountability Act, including a Parliamentary Budget Officer.
•	Two-year budget planning horizon—introducing measures when affordable.
•	Actions to limit spending growth and better manage expenditures.
•	Planned annual debt reduction of $3 billion and medium-term debt reduction target.
•	Proposal for allocating unplanned federal surpluses.
•	Reforms to the Government’s financial reporting, including quarterly updates, consolidation of foundations and improved and transparent revenue and expenditure reporting.

The Budget Plan 2006

Working to Strengthen the Federation—Budget 2006 Initiatives (cont’d)
Predictable long-term fiscal arrangements
•	Patient Wait Times Guarantee funded through the 10-Year Plan to Strengthen Health Care.
•	Certainty for 2006–07 Equalization and Territorial Formula Financing payments.
•	Funding of $3.3 billion to provinces and territories for short-term pressures in post-secondary education, affordable housing and public transit.
•	Significant investments in infrastructure.
Competitiveness and efficiency of the Canadian economic union
•	Significant tax reductions for small business and large corporations to create jobs and grow Canada’s economy.
•	Broad-based personal income tax relief.
•	Measures for education and training, including apprenticeships, and increased support for students.
•	Investments to promote research and innovation.
•	Commitment to work with provinces and territories toward a common securities regulator.
•	Additional support for immigration settlement and integration programs, plus taking first steps toward the establishment of a Canadian agency for assessment and recognition of credentials.
•	Measures to enhance financial security.
Effective collaborative management of the federation
•	Implementation of commitment for greater provincial and territorial participation at the international level (UNESCO).
•	Additional support for agriculture.
•	Proposal to work to reduce the welfare wall through development of a Working Income Tax Benefit.

4
Fiscal Outlook

The Budget Plan 2006

Highlights
✓	For 2005–06, the federal surplus is currently estimated at $8 billion, based on monthly financial information through February 2006. The final result will reflect developments in March and year-end accrual adjustments.

✓	Starting this fiscal year, the Government is planning on achieving annual debt reduction of $3 billion.

✓	The Government is directing higher than expected surpluses over the planning period to the priorities of Canadians, largely to reducing taxes. As a result, revenues as a share of gross domestic product (GDP) are projected to decline from 16.4 per cent in 2004–05 to 15.5 per cent in 2007–08.

✓	The Government is committed to reducing growth in spending to a rate that is sustainable. Program expenses as a share of GDP are projected to decline from 13.7 per cent in 2004–05 to 13.0 per cent in 2007–08.

✓	The debt-to-GDP ratio is projected to fall to 31.7 per cent by 2007–08, on track to meet the new medium-term objective of reducing the debt-to-GDP ratio to 25 per cent by 2013–14.

Building a Better Canada Restoring Fiscal Balance in Canada

Fiscal Outlook Before the Measures Proposed in the 2006 Budget
Projections in this budget are based on private sector economic forecasts as summarized in Table 4.1 (see Chapter 2 for details), and monthly financial results through February 2006. The projections are presented over two years, consistent with the Government’s approach to introducing measures when they are affordable and ready to be implemented.
     Private sector forecasters are projecting continued solid growth in real GDP over the planning period. Reflecting the ongoing strength of commodity prices, private sector forecasters expect GDP inflation to be 2.9 per cent in 2006. This is considerably higher than forecast at the time of the November 2005 Economic and Fiscal Update.
Table 4.1
Average of Private Sector Economic Forecasts:
March 2006 Survey

	2005	2006	2007
	(per cent, unless otherwise indicated)
Real GDP growth	2.9	3.0	2.7
GDP inflation	3.1	2.9	1.8
Nominal GDP growth	6.1	6.0	4.6
3-month treasury bill rate	2.7	4.0	4.1
10-year Government of Canada bond rate	4.1	4.4	4.5

Change in nominal GDP since November 2005 Update
Level (billions of dollars)	10.2	21.9	21.4
Growth	0.8	0.8	-0.1

     Nominal GDP growth is expected to average 6.0 per cent in 2006, up from growth of 5.2 per cent forecast in the November 2005 Update. In 2007, nominal GDP growth is projected to slow to 4.6 per cent, a rate similar to that forecast in the November 2005 Update. Combined with the stronger growth recorded in 2005 (6.1 per cent compared to 5.3 per cent estimated in the Update), the level of nominal GDP is projected to be about $22 billion higher in 2006 and 2007 than projected in the 2005 Update. This will result in increased revenues, as nominal GDP is the broadest measure of the tax base.

The Budget Plan 2006

     Consistent with stronger projected economic growth, short-term interest rates are expected to rise to an average of 4.0 per cent in 2006 (60 basis points higher than projected in the Update) and 4.1 per cent in 2007 (unchanged from the Update). Private sector forecasters also project a gradual rise in longer-term interest rates from 4.1 per cent in 2005 to 4.5 per cent by 2007 (compared to 5.1 per cent projected in the Update).
Table 4.2
Changes in the Status Quo Planning Surplus Since the November 2005 Economic and Fiscal Update

	Estimate	Projection
	2005–06	2006–07	2007–08
	(billions of dollars)
November 2005 Update status quo surplus (before policy actions)	13.4	15.0	16.4
Initiatives announced before the Update[1]	-1.4	-0.9	-1.1
Impact of consolidating foundations	-0.7	-0.7	-0.8

Adjusted November Update surplus	11.3	13.3	14.5

Impact of economic changes

Budgetary revenues
Personal income tax	2.6	3.1	3.3
Corporate income tax	0.8	0.6	1.0
Goods and services tax	0.4	0.7	1.0
Other revenues	0.4	0.8	0.3

Total	4.2	5.2	5.5
Program expenses	1.5	-0.3	-0.5
Public debt charges	0.3	-0.4	-0.1

Total economic changes	6.0	4.5	4.9

Revised status quo planning surplus	17.4	17.8	19.4

Notes: A positive number implies an improvement in the budgetary balance.

A negative number implies a deterioration in the budgetary balance.

Totals may not add due to rounding.

[1] Includes amounts with spending authority for 2005–06 and amounts confirmed by the Government for 2006–07 and 2007–08.
     The status quo budgetary surplus, as presented in the November 2005 Economic and Fiscal Update, was estimated at $13.4 billion for 2005–06, rising to $15.0 billion in 2006–07 and $16.4 billion in 2007–08. However, the status quo surplus as presented in the Update did not reflect the cost of

Fiscal Outlook

a number of commitments made by the previous government and which the new government has confirmed. These measures consist of the Energy Cost Benefit and funding for public transit infrastructure, the elements of the Canada-Ontario agreement that remain to be funded (see box entitled “Canada-Ontario Agreement: 2006–07 and 2007–08” later in this chapter), and other measures announced between the 2005 budget and the November Update that had spending authority or that have been confirmed by the Government. In total, these measures reduce the surplus by $1.4 billion in 2005–06, $0.9 billion in 2006–07 and $1.1 billion in 2007–08.
     The November Update status quo surplus also did not reflect the impact of consolidating a number of foundations. Including the foundations in the Government’s financial statements, consistent with the recommendations of the Auditor General of Canada, requires that the disbursements of these organizations be recognized as expenses. This is projected to reduce the surplus by $0.7 billion in 2005–06 and 2006–07, and by $0.8 billion in 2007–08. These adjustments reduce the underlying surplus to $11.3 billion in 2005–06, $13.3 billion in 2006–07 and $14.5 billion in 2007–08.
     However, the Government’s overall fiscal situation is now stronger than projected at the time of the November Update, primarily due to higher revenues, consistent with the upward revisions to private sector forecasts of nominal GDP growth in 2005 and 2006. Budgetary revenues are now projected to be higher than at the time of the November 2005 Update: $4.2 billion higher in 2005–06, $5.2 billion higher in 2006–07 and $5.5 billion higher in 2007–08.
All major federal revenue sources have contributed to these increases:

•	In the period from April 2005 to February 2006, personal income tax receipts grew more strongly than expected—nearly twice as fast as the growth of personal income, the tax base. As a result, personal income tax receipts are projected to be $2.6 billion higher in 2005–06 than forecast in the 2005 Update. This higher level of personal income tax receipts is expected to carry forward over the remaining two years of the planning period, growing to $3.3 billion in 2007–08, reflecting both a higher level of personal income and a higher tax yield.

•	Corporate income tax receipts have been stronger than expected in 2005–06, reflecting ongoing profitability in the corporate sector, particularly among energy-related industries. The higher projected level of corporate receipts is expected to carry forward into this fiscal year and 2007–08, as corporate profits are projected to remain high.

The Budget Plan 2006

•	Goods and services tax (GST) receipts in 2005–06 have also risen somewhat more rapidly than projected in the November 2005 Update. This adds $0.4 billion to the status quo fiscal balance for 2005–06 (i.e. before the GST rate cut proposed in this budget). This gain carries forward and increases over the rest of the planning period, reflecting a higher forecast for growth in consumer spending than in November.

•	Other revenues are expected to be about $0.4 billion higher in 2005–06 than projected in the November Update, mainly due to extraordinarily high dividend payments to non-residents in late 2005 and stronger net revenues at Export Development Canada.
     Program expenses in 2005–06 are $1.5 billion lower relative to the November Update, primarily because a significant portion of planned spending that would normally have taken place under appropriation bills did not proceed this year due to the dissolution of Parliament in November. Beyond 2005–06, program expenses are slightly higher, reflecting higher transfers to other levels of government due to changes in statutory tax abatements, and slightly higher direct program expenses, reflecting the impact of changes in estimates for statutory programs administered by departments.
     Public debt charges in 2005–06 are forecast to be $0.3 billion lower than projected in the 2005 Update. In 2006–07 and 2007–08, public debt charges are expected to be $0.4 billion and $0.1 billion higher, respectively, compared to the November 2005 Update due to higher projected interest rates.
     The net result of these changes is planning surpluses for Budget 2006 of $17.4 billion in 2005–06, $17.8 billion in 2006–07, and $19.4 billion in 2007–08.

Fiscal Outlook

Canada-Ontario Agreement: 2006-07 and 2007-08

	2006–07	2007–08
	(millions of dollars)
Gross cost of agreement	919	1,340

Measures to meet Ontario commitment

Immigration	115	185
Budget 2005	29	41
New funding	86	144

Labour market training	86	120
Apprenticeship measures (Budget 2006)	86	120

Post-secondary education	269	263
Post-Secondary Education Infrastructure Trust[1]	195	195
Education tax measures (Budget 2006)	74	68

Affordable Housing Trust[2]	117	117

Public Transit Capital Trust[2]	117	117

Infrastructure		100

Total funding sources	704	902

Further amounts allocated in budget	157	653

Note: Totals may not add due to rounding.

[1]	Notional allocation over two years (2006–07 to 2007–08).

[2]	Notional allocation over three years (2006–07 to 2008–09).
This budget provides full funding to meet the agreement with the Government of Ontario. Funding for 2006–07 and 2007–08 for immigration, post-secondary education, housing, cities and public transit/climate change is being provided for all provinces and territories, and will cover commitments under the Canada-Ontario agreement for that period. Funding for elements of the agreement which pertain to issues of specific concern to Ontario, such as corporate tax collection, slaughterhouse inspection and infrastructure, has also been accounted for in this budget. With respect to infrastructure, an incremental top-up of $300 million will be provided to the Canada Strategic Infrastructure Fund for projects in Ontario to restore the province’s per capita share of national funding under existing infrastructure agreements. The approach to meeting the commitment for labour market training and for later years of post-secondary education will be part of the discussion with provinces and territories to restore fiscal balance.

The Budget Plan 2006

Fiscal Outlook Including Impact of Budget
Measures on the Budgetary Balance
Table 4.3 summarizes the impact on the budgetary surplus of the measures proposed in this budget.
Table 4.3
Fiscal Outlook Including May 2006 Budget Measures

	Estimate	Projection
	2005–06	2006–07	2007–08
	(billions of dollars)
Budget 2006 status quo planning surplus	17.4	17.8	19.4
Budget measures:
Accountability and transparency		-0.1	-0.1
Opportunity	-5.7	-10.8	-11.0
Famillies and communities		-3.3	-4.9
Security		-1.0	-1.6
Equalization and Territorial Formula Financing		-0.3	0.0
Expenditure reallocation/restraint		1.2	2.4

Total budget measures	-5.7	-14.3	-15.0

C-48	-3.6

Net changes	-9.3	-14.3	-15.0

Debt reduction	8.0	3.0	3.0

Remaining surplus	0.0	0.6	1.4

Memoranda
Total tax reductions proposed in the budget	-5.0	-9.9	-11.3
Total net new spending initiatives proposed in the budget	-0.8	-4.4	-3.8

Notes: Totals may not add due to rounding.

For planning purposes, it is assumed the full amount planned under Bill C-48 will be available.
     The measures included in this budget for 2005–06 total $5.7 billion. This budget also accounts for $3.6 billion in costs related to anticipated payments made under Bill C-48 for 2005–06. The measures proposed for 2006–07 total $14.3 billion and for 2007–08 total $15.0 billion.

Fiscal Outlook

Overall, this budget provides more than twice as much tax relief as new spending. The cost of the measures are net of planned reallocations. These reallocations include $1 billion annually to be identified by the President of the Treasury Board, as described in Chapter 3. The Government will also reallocate resources from current climate change programming to cover the cost of the new tax credit for public transit passes proposed in this budget. In addition, pursuant to the agreements on Early Learning and Child Care signed by the previous government with the provincial and territorial governments, which allow for their termination upon one year’s notice from either party, the Government is phasing out the agreements by March 2007. This will be replaced with the new Universal Child Care Benefit proposed in this budget.
     After accounting for measures, debt reduction in 2005–06 is $8 billion. For 2006–07 and 2007–08 the Government is planning on achieving debt reduction of $3 billion. Reflecting the Government’s more transparent approach to fiscal reporting, this budget projects unallocated surpluses of $0.6 billion in 2006–07 and $1.4 billion in 2007–08. These will be available to address future priorities of the Government including, potentially, measures to restore the fiscal balance. The final outcome for these years will, of course, depend on many factors, primarily the rate of growth in the economy and future budgetary decisions taken by the Government. Further, the Government is proposing to discuss with the provinces the possibility of allocating a portion of unanticipated surpluses at year-end for the Canada Pension Plan and Quebec Pension Plan.

The Budget Plan 2006

Summary Statement of Transactions
Table 4.4
Summary Statement of Transactions
(Including May 2006 Budget Measures)

	Actual[1]	Estimate	Projection
	2004–05	2005–06	2006–07	2007–08
		(billions of dollars)
Budgetary revenues	211.9	220.9	227.1	235.8
Program expenses	176.3	179.2	188.8	196.5
Public debt charges	34.1	33.7	34.8	34.8

Total expenses	210.5	212.9	223.6	231.4

Planned debt reduction	1.5	8.0	3.0	3.0

Remaining surplus			0.6	1.4

Federal debt	494.4	486.4	483.4	480.4
Per cent of GDP
Budgetary revenues	16.4	16.1	15.7	15.5
Program expenses	13.7	13.1	13.0	13.0
Public debt charges	2.6	2.5	2.4	2.3
Total expenses	16.3	15.6	15.4	15.2
Debt reduction	0.1	0.6	0.2	0.2
Federal debt	38.3	35.5	33.3	31.7
Nominal GDP (billions of dollars, calendar year)	1,290	1,369	1,451	1,517

Note: Totals may not add due to rounding.

[1]	Revised to reflect the impact of consolidating foundations.
     Table 4.4 provides a summary of the Government’s financial position, reflecting the cost of all measures proposed in this budget. To provide an accurate picture of the true level of revenues and expenses, the past practice of including certain expenses as a deduction from revenues (particularly the Canada Child Tax Benefit) has been discontinued. This raises both revenues and expenses by an amount equivalent to about 1 per cent of GDP, but has no impact on the budgetary balance (see discussion in Annex 2).

Fiscal Outlook

     Budgetary revenues are estimated to increase by $9.0 billion or 4.2 per cent in 2005–06. Over the next two years, revenues are projected to increase at a rate well below that of the overall growth in the economy, reflecting the impact of tax reduction measures proposed in this budget.
     Program expenses are estimated to rise 1.6 per cent in 2005–06, or $2.8 billion. This reflects, in part, the one-time increase in transfers to other levels of government in 2004–05, which significantly increased the level of expenses in that year. Program expenses are expected to rise 5.4 per cent in 2006–07 and 4.1 per cent in 2007–08, below the rate of growth of nominal GDP.
     Public debt charges are estimated to decrease by $0.4 billion to $33.7 billion in 2005–06, largely reflecting a decline in the stock of interest-bearing debt. In 2006–07, public debt charges are forecast to increase by $1.1 billion to $34.8 billion, due to an expected increase in the average effective interest rate on government debt.
     The federal debt-to-GDP ratio (accumulated deficit) stood at 38.3 per cent in 2004–05, down significantly from its peak of 68.4 per cent in 1995–96. Taking into account the projected debt reduction, the debt ratio is expected to fall to 31.7 per cent by 2007–08, on track to meet the new medium-term objective of reducing the ratio to 25 per cent by 2013–14.

The Budget Plan 2006

Outlook for Budgetary Revenues
Table 4.5
The Revenue Outlook
(Including May 2006 Budget Measures)

	Actual	Estimate	Projection
	2004–05	2005–06	2006–07	2007–08
		(millions of dollars)
Tax revenues

Income tax
Personal income tax	98,521	103,000	109,275	115,530
Corporate income tax	29,956	34,530	35,345	36,805
Other income tax	3,560	4,645	4,370	4,240

Total income tax	132,037	142,175	148,990	156,575

Excise taxes/duties
Goods and services tax	29,758	31,940	29,845	29,760
Customs import duties	3,091	3,410	3,610	3,920
Other excise taxes/duties	10,008	9,970	9,965	10,095

Total excise taxes/duties	42,857	45,320	43,420	43,775

Total tax revenues	174,894	187,495	192,410	200,350

Employment insurance premium revenues	17,307	16,880	16,125	16,420

Other revenues	19,719	16,540	18,615	18,990

Total budgetary revenues	211,920	220,915	227,150	235,760

Per cent of GDP
Personal income tax	7.6	7.5	7.5	7.6
Corporate income tax	2.3	2.5	2.4	2.4
Goods and services tax	2.3	2.3	2.1	2.0
Other excise taxes/duties	1.0	1.0	0.9	0.9

Total tax revenues	13.6	13.7	13.3	13.2

Employment insurance premium revenues	1.3	1.2	1.1	1.1

Other revenues	1.5	1.2	1.3	1.3

Total	16.4	16.1	15.7	15.5

Note: Totals may not add due to rounding.

Fiscal Outlook

     Budgetary revenues are estimated to increase by 4.2 per cent in 2005–06 and about 3.3 per cent on average in 2006–07 and 2007–08. This includes the cost of the tax relief the Government is proposing to legislate in this budget of $5.0 billion in 2005–06, $9.9 billion in 2006–07 and $11.3 billion in 2007–08. As a share of GDP, revenues are projected to fall from 16.4 per cent in 2004–05 to 15.5 per cent in 2007–08, reflecting the tax measures announced in this budget, including the proposed 1-percentage-point cut to the GST and the proposed reduction in personal income taxes.
     Personal income tax receipts—the largest component of budgetary revenues—are estimated to decline slightly as a percentage of GDP in 2005–06, reflecting the impact of reducing the 16 per cent rate to 15 per cent in 2005 and the increase in the basic personal amount. In the following two years, personal income tax receipts remain stable as a share of GDP, reflecting the impact of tax reductions, offsetting the natural upward drift in personal income tax revenues in periods of real income gains.
     In 2005–06, corporate income tax revenues are estimated to increase 15.3 per cent, following a gain of 9.2 per cent in the previous year. The buoyant growth in projected corporate receipts reflects gains in profitability, particularly among energy-related industries. For the remaining two years of the planning period, corporate income tax revenues are projected to grow at a slower pace than corporate profits, reflecting the acceleration of the federal capital tax elimination.
     GST revenues are estimated to grow 7.3 per cent in 2005–06, slightly faster than the growth in the economy, reflecting strong growth in retail sales. In 2006–07, GST revenues are projected to decline 6.6 per cent, which is entirely due to the proposed 1-percentage-point reduction in the GST rate, effective July 1, 2006. The proposed rate cut is projected to lower GST revenues as a share of GDP from 2.3 per cent in 2005–06 to 2.0 per cent in 2007–08, the first fiscal year in which the new, lower GST rate is fully reflected.

The Budget Plan 2006

     Other income tax receipts—largely withholding taxes levied on non-residents—are estimated to increase by about 30 per cent in 2005–06 due to strong growth in extraordinary dividend payments to non-residents that were recorded over the September to December 2005 period. The monthly financial results for January and February 2006 indicate that the growth of non-resident withholding tax receipts has returned to more normal levels, broadly in line with the growth of corporate profits. The strong gain recorded in the latter part of 2005 is not expected to carry forward into the projection period.
     Consistent with the employment insurance (EI) premium rate-setting mechanism, EI premiums are assumed to match projected EI program costs. The EI revenue and expense projections also reflect the implementation of the Quebec Parental Insurance Plan in 2006 and the cost of the labour market pilot projects announced in February 2005. On balance, this results in a decline in projected EI premium revenues in 2005–06 and 2006–07.
     Other revenues include those of the consolidated Crown corporations, net gains/losses from enterprise Crown corporations, foreign exchange revenues, returns on investments and proceeds from the sales of goods and services. These revenues are volatile, owing partly to the impact of exchange rate movements on the Canadian-dollar value of foreign-denominated interest-bearing assets and to net gains/losses from enterprise Crown corporations. In 2005–06, other revenues are estimated to decrease 16.1 per cent, or $3.2 billion, which largely reflects the one-time gain ($2.6 billion) from the sale of the Government’s remaining shares of Petro-Canada in 2004–05 and the impact of the appreciation of the Canadian dollar.

Fiscal Outlook

Revenue Ratio Lowered Due to Tax Cuts
Chart 4.1
Revenue-to-GDP Ratio
•	A more revealing picture of movements in tax revenue can be obtained by examining the revenue ratio—total federal revenues in relation to total income in the economy (or GDP).

•	The revenue ratio is projected to decline, falling from 16.4 per cent in 2004–05 to 15.5 per cent by 2007–08, reflecting the impact of tax reduction measures.

The Budget Plan 2006

Outlook for Program Expenses
Table 4.6
The Program Expenses Outlook
(Including May 2006 Budget Measures)

	Actual	Estimate		Projection
	2004–05	2005–06		2006–07	2007–08
		(millions of dollars)
Major transfers to persons
Elderly benefits	27,871	29,125		30,625	32,030
Employment insurance benefits[1]	14,748	14,390		14,580	15,205
Children’s benefits[2]	8,688	9,145		11,140	11,795
Energy Cost Benefit		565

Total	51,307	53,225		56,345	59,030

Major transfers to other levels of government
Federal transfers in support of health and other programs	27,831	27,225		28,640	30,150
Fiscal arrangements[3]	16,171	12,370		13,055	13,175
Alternative Payments for Standing Programs	-2,746	-2,730		-2,870	-3,065
Early learning and child care	700			650
Canada’s cities and communities		600		600	800

Total	41,955	37,465		40,075	41,060

Direct program expenses	83,083	84,840		92,385	96,455

Bill C-48		3,620

Total program expenses	176,345	179,150		188,805	196,545

Per cent of GDP
Major transfers to persons	4.0	3.9		3.9	3.9
Major transfers to other levels of government	3.3	2.7		2.8	2.7
Direct program expenses	6.4	6.2		6.4	6.4

Total program expenses	13.7	13.1	[4]	13.0	13.0

Note: Totals may not add due to rounding.

[1]	EI benefits include regular, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent 90 per cent of total EI program expenses. The remaining EI costs (amounting to $1.3 billion in 2004–05) relate to administration costs.

[2]	Includes the Canada Child Tax Benefit and the new Universal Child Care Benefit.

[3]	Includes data revision adjustment in 2006–07.

[4]	Includes the costs of payments expected under Bill C-48.

Fiscal Outlook

     Table 4.6 provides an overview of the projections for program expenses, including the cost of measures proposed in this budget. Program expenses are divided into three major components: major transfers to persons, major transfers to other levels of government and direct program expenses—the latter includes subsidies and other transfers, and defence and all other departmental operating expenses.
     Major transfers to persons, consisting of elderly and EI benefits and children’s benefits, including the new Universal Child Care Benefit, are expected to increase by $5.8 billion over the next two years.
•	The growth in elderly benefits is due to the growth in the elderly population and changes in consumer prices, to which benefits are fully indexed.

•	EI benefits are estimated to decline in 2005–06, reflecting labour market conditions as well as the transfer to the province of Quebec of the responsibility for delivering parental benefits under the new Quebec Parental Insurance Plan (QPIP), starting January 1, 2006. The projected increase in 2006–07 reflects a slight rise in projected unemployment and the first full-year impact of the labour market pilot projects announced in February 2005, slightly offset by lower parental benefits compared to the previous year due to the QPIP. In 2007–08, higher projected EI benefits are attributable to an increase in the private sector forecast of the number of unemployed. Furthermore, starting in 2007, average EI benefits are projected to increase because of the indexation of maximum insurable earnings to the growth in the average industrial wage. In 1996, the maximum level of insurable earnings under the EI program was set at $39,000 and fixed at that level until the average industrial wage caught up to this amount. This is projected to occur in 2007.

•	Children’s benefits, including the Canada Child Tax Benefit and the proposed Universal Child Care Benefit, are expected to be $3.1 billion higher in 2007–08 than they were in 2004–05. Including the Universal Child Care Benefit, Canadian families will be receiving $11.8 billion in support by 2007–08.

The Budget Plan 2006

     Major transfers to other levels of government are estimated to decline by $4.5 billion in 2005–06, reflecting the one-time payments in 2004–05 for the Wait Times Reduction Fund ($4.3 billion) and for the Offshore Revenues Accords ($2.8 billion) to Newfoundland and Labrador and Nova Scotia. This decline will be partly offset by the expected payment to provinces and territories of $3.3 billion under Bill C-48. In the following two years, major transfers to other levels of government are expected to rise $2.6 billion and $1.0 billion respectively, reflecting the impact of the 2004 agreement on health, and legislated increases for Equalization and Territorial Formula Financing.
     Direct program expenses are estimated to increase by only $1.8 billion in 2005–06, primarily because a significant portion of planned spending did not proceed due to the dissolution of Parliament in November. This is followed by growth of $7.5 billion in 2006–07, primarily reflecting measures announced in previous budgets. New measures in the budget increase direct program expenses by $2.6 billion in 2006–07. Growth in direct program expenses is projected to slow considerably in 2007–08 to 4.4 per cent.
     Wages and benefits comprise approximately one quarter of direct program expenses. The Government of Canada is committed to maintaining pension and benefit programs that are responsive to employees’ needs and competitive with comparable employers while at the same time respecting the interests of taxpayers. In keeping with this commitment, the Government proposes to modify the benefit formulae of the public sector pension plans to better respect their original policy intent. Further, the Government proposes to clarify the tax-exempt status of the Public Sector Pension Investment Board to ensure that it is treated as such by other jurisdictions.

Fiscal Outlook

Program Expenses-to-GDP Ratio
Chart 4.2
Program Expenses-to-GDP Ratio
•	Program expenses as a share of GDP have been trending upwards over the past several years and increased sharply in 2004–05 as a result of the new spending initiatives announced in recent budgets. This trend will be reversed in 2005–06 and over the next two years as the growth of program expenses will be kept below the rate of growth of the economy.

•	As outlined in Chapter 3, in order to begin to put spending on a more sustainable track, the President of the Treasury Board will in the coming months identify savings of $1 billion for 2006–07 and 2007–08. The Government is also committed to achieving the expected savings from the 2005 Expenditure Review, which were announced by the previous government but have just begun to be implemented. It is the responsibility of all departments to ensure these savings are realized.

The Budget Plan 2006

Debt-to-GDP Ratio and Public Debt Charges
Chart 4.3
Federal Debt-to-GDP Ratio
     The federal debt-to-GDP ratio (accumulated deficit) stood at 38.3 per cent in 2004–05, down significantly from its peak of 68.4 per cent in 1995—96. Taking into account scheduled debt reduction, it would fall to 31.7 per cent by 2007–08, on track to meet the medium-term objective of reducing it to 25 per cent by 2013–14.
     As a result, the ratio of public debt charges to government revenues has declined in recent years to stand at 16.1 per cent in 2004–05. This ratio is expected to decline further to 14.8 per cent in 2007–08. This means that in that year, the Government will spend just under 15 cents of each revenue dollar on interest on the federal debt.

Fiscal Outlook

Financial Source/Requirement
Table 4.7
The Budgetary Balance, Non-Budgetary Transactions
and Financial Source/Requirement

	Actual	Estimate	Projection
	2004–05	2005–06	2006–07	2007–08
	(billions of dollars)
Budgetary balance	1.5	8.0	3.0	3.0

Non-budgetary transactions
Pensions and other accounts	-1.1	-1.1	2.2	2.3
Non-financial assets	0.0	-0.5	-0.7	-1.1
Loans, investments and advances	-4.2	-3.8	-3.2	-2.5
Other transactions	8.6	2.7	-4.3	3.0

Total	3.3	-2.7	-6.0	1.7

Financial source/requirement	4.8	5.3	-3.0	4.7

Note: Totals may not add due to rounding.
     The budgetary balance is presented on a full accrual basis of accounting, recording government liabilities and assets when they are incurred or acquired, regardless of when the cash payment or receipt occurs.
     In contrast, the financial source/requirement measures the difference between cash coming in to the Government and cash going out. This measure is affected not only by the budgetary balance but also by the Government’s non-budgetary transactions. These include federal employee pension accounts, changes in non-financial assets, investing activities through loans, investments and advances, changes in other financial assets, liabilities and foreign exchange activities. Non-budgetary transactions also reflect the conversion from full accrual to cash accounting.
     With a budgetary balance of $3.0 billion and a requirement of $6.0 billion in non-budgetary transactions, a financial requirement of $3.0 billion is estimated in 2006–07, compared to an estimated financial source of $5.3 billion in 2005–06. The estimated requirement in 2006–07 is mainly due to the timing of payments under Bill C-48 and refunds associated with personal income tax reductions effective for the 2005 tax year. This will be financed by reducing cash balances. A financial source of $4.7 billion is expected in 2007–08.

The Budget Plan 2006

•	Pensions and other accounts include the activities of the Government of Canada’s employee superannuation plans, as well as those for federally appointed judges and members of Parliament. Since April 2000, the net amount of contributions less benefit payments related to post-March 2000 service has been invested in capital markets. Contributions and payments pertaining to pre-April 2000 service are recorded in the pension accounts. The Government also sponsors a variety of benefit plans, such as health care and dental plans and disability and other benefits for war veterans and others. In addition, in 2005–06 the remaining $2.8 billion in the Canada Pension Plan operating balance was transferred to the Canada Pension Plan Investment Board.
•	Non-financial assets include the cash outlay for the acquisition of new tangible capital assets, proceeds from the sale of tangible capital assets, the amortization of existing tangible capital assets, losses on the disposal of tangible capital assets, the change in inventories, and prepaid expenses. In the calculation of the budgetary balance, only the amortization of existing tangible capital assets is included. A net cash requirement of $0.7 billion is estimated for 2006–07, reflecting a net increase in the acquisition of tangible capital assets. This component is expected to rise in 2007–08, in part due to increases in defence capital spending.
•	Loans, investments and advances include the Government’s investments in enterprise Crown corporations, such as Canada Mortgage and Housing Corporation, Canada Post Corporation, Export Development Canada and the Business Development Bank of Canada. In addition, this component includes loans, investments and advances to national and provincial governments and international organizations, and for government programs. The financial requirement projected for this component is attributable to the share of annual profits retained by enterprise Crown corporations and the Canada Student Loans Program.
•	Other transactions primarily include the conversion of other accrual adjustments included in the budgetary balance into cash, as well as foreign exchange activities. A net financial requirement of $4.3 billion is expected in 2006–07, followed by a source of $3.0 billion in 2007–08. The requirement in 2006–07 mainly reflects the expected cash payments of $3.6 billion under Bill C-48 and refunds associated with personal income tax reductions effective for the 2005 tax year.

Fiscal Outlook

Risks to the Fiscal Projection
Fiscal projections are inherently uncertain due to:
•	Uncertainty associated with the underlying economic projections.

•	Uncertainty associated with the fiscal projections themselves, including volatility in the relationship between fiscal variables and the underlying activity to which they relate.

•	The long delays before final fiscal information becomes available.
Uncertainty Arising From
the Economic Projections
Changes in economic assumptions affect the size of projected tax bases and expenditures that are sensitive to economic factors, such as EI benefits and public debt charges.
     The following tables illustrate the sensitivity of the budget balance to a number of economic shocks:
•	A one-year, 1-per-cent rise in real GDP driven equally by higher productivity and a 0.5-per-cent increase in employment.

•	An increase in nominal GDP resulting solely from a one-year, 1-per-cent increase in the rate of GDP inflation.

•	A sustained 100-basis-point increase in all interest rates.
     These sensitivities are generalized rules of thumb that assume any increase in economic activity is proportional across GDP income and expenditure components. EI premium rates are assumed to adjust such that EI revenues exactly offset program expenses, consistent with the new EI rate-setting procedure introduced in 2005. Equal and opposite impacts would result from a decline of equal magnitude in real or nominal GDP and interest rates.

The Budget Plan 2006

Table 4.8
Estimated Impact of a One-Year, 1-Per-Cent Increase in Real GDP on Federal Revenues, Expenses and Budgetary Balance

	Year 1	Year 2
	(billions of dollars)
Federal revenues
Tax revenues
Personal income tax	1.0	1.3
Corporate income tax	0.3	0.3
Goods and services tax	0.4	0.4
Other tax revenues	0.2	0.2

Total tax revenues	1.9	2.2

Employment insurance premium revenues	0.3	-0.7

Other revenues	0.0	0.0

Total budgetary revenues	2.2	1.6

Federal expenses
Major transfers to persons
Elderly benefits	0.0	0.0
Employment insurance benefits	-0.6	-0.7

Total	-0.6	-0.7

Other program expenses	0.1	0.2

Public debt charges	-0.1	-0.2

Total expenses	-0.6	-0.7

Budgetary balance	2.7	2.3

Note: Numbers may not add up due to rounding.
     A 1-per-cent increase in real GDP raises the budgetary balance by $2.7 billion in the first year and $2.3 billion in the second year.
     Tax revenues from all sources rise. Personal income tax receipts increase as employment and wages and salaries rise. Furthermore, due to the progressivity of the tax system, as individuals earn higher real incomes and move into higher tax brackets, they pay proportionally more of their income in taxes. Corporate income tax revenues rise as output and profits increase. GST revenues increase as a result of higher consumer spending associated

Fiscal Outlook

with the rise in employment and personal income. Since premium rates for a given year are set based on projections carried out in October of the previous year, EI premium revenues increase in the first year of the shock (due to higher employment) but decline thereafter, reflecting the adjustment to the break-even rate.
     Expenses decline, mainly reflecting lower spending on EI benefits (due to a decrease in the level of unemployment) and lower public debt charges (reflecting a lower stock of debt due to higher revenues being applied to debt reduction).
Table 4.9
Estimated Impact of a One-Year, 1-Per-Cent Increase in GDP Inflation on Federal Revenues, Expenses and Budgetary Balance

	Year 1	Year 2
	(billions of dollars)
Federal revenues
Tax revenues
Personal income tax	1.3	1.3
Corporate income tax	0.3	0.3
Goods and services tax	0.4	0.4
Other tax revenues	0.2	0.2

Total tax revenues	2.2	2.2

Employment insurance premium revenues	0.4	0.1

Other revenues	0.1	0.1

Total budgetary revenues	2.7	2.3

Federal expenses
Major transfers to persons
Elderly benefits	0.3	0.3
Employment insurance benefits	0.0	0.1

Total	0.3	0.4

Other program expenses	0.4	0.5

Public debt charges	0.0	-0.1

Total expenses	0.7	0.8

Budgetary balance	2.0	1.5

Note: Numbers may not add up due to rounding.

The Budget Plan 2006

     A 1-per-cent increase in nominal GDP resulting solely from a rise in prices (assuming that the Consumer Price Index moves in line with GDP inflation) raises the budgetary balance by $2.0 billion in the first year and $1.5 billion in the second year.
     Higher prices result in higher nominal income and, as a result, personal income tax, corporate income tax, and GST revenues all increase, reflecting gains in the underlying nominal tax bases. Compared to the impacts of the real GDP shock, the effects on personal tax receipts are more pronounced in the initial year due to the lag with which inflation is reflected in the tax system (tax brackets are indexed to the percentage change in the Consumer Price Index for the 12-month period ending September 30 of the previous year). Over time, the impacts on personal taxes are higher in the real GDP shock, reflecting higher real income and the progressivity of the tax system. For the other tax revenue streams, the effects are similar under either the real or nominal GDP shocks. EI premium revenues increase in response to higher earnings in the first year but dissipate thereafter as premium rates adjust to the impact of higher earnings. Unlike the real GDP shock, EI benefits do not decline since unemployment is unaffected by the rise in prices.
     Partly offsetting higher revenues are the increases in the cost of statutory programs that are indexed to inflation, such as elderly benefit payments and the Canada Child Tax Benefit, as well as federal wage and non-wage expenses, which are assumed to increase in line with prices. Public debt charges fall due to the lower stock of debt.
Table 4.10
Estimated Impact of a Sustained 100-Basis-Point
Increase in All Interest Rates on Federal Revenues,
Expenses and Budgetary Balance

	Year 1	Year 2
	(billions of dollars)
Federal revenues	0.4	0.5

Federal expenses	1.4	2.0

Budgetary balance	-1.0	-1.5

Note: Numbers may not add up due to rounding.

Fiscal Outlook

     An increase in interest rates lowers the budgetary balance by $1.0 billion in the first year and $1.5 billion in the second. The deterioration stems entirely from increased expenses associated with public debt charges. The impact on debt charges rises through time as longer-term debt matures and is refinanced at higher rates. Moderating the overall impact is a rise in revenues associated with the increase in the rate of return on the Government’s interest-bearing assets, which are recorded as part of non-tax revenues.
Uncertainty Associated With Translating Economic Projections Into Fiscal Projections
Translating the economic forecast into a fiscal projection introduces an additional level of uncertainty, as the relationship between fiscal variables and the underlying economic variables fluctuates considerably over time. By way of illustration, the following reviews uncertainties related to personal and corporate income taxes.
     For personal income taxes, there is a fairly stable relationship between personal income and personal income tax revenues over long periods of time, although in any one year this relationship may not hold. The reasons for this include:
•	Differences between taxable income and the National Accounts measure of personal income (which excludes, for example, pension income and capital gains, which are part of taxable income).

•	Discretion on the part of taxpayers to determine taxable income and tax liabilities (for example, in deciding how much to contribute to registered retirement savings plans or when to realize capital gains).

•	Changes in the distribution of income across income brackets.
     The sensitivity of personal income tax revenues to changes in their base, personal income, is summarized by a measure called the income elasticity of personal income tax revenues. This captures the change in tax revenues resulting from a 1-percentage-point change in personal income. The elasticity assumption is a key factor in the personal income tax forecast, as it serves as a benchmark for the translation of the personal income forecast into the forecast of personal income tax revenues.

The Budget Plan 2006

     An extra dollar in personal income generally translates into more than an extra dollar in personal income tax revenues. In other words, the elasticity of the personal income tax system should be greater than one, on average, due to the progressivity of the tax system—taxpayers pay progressively higher tax rates as their earned income rises. When overall income rises, some individuals move into higher income brackets and pay a proportionately greater share of their income gain in taxes. In a “normal” year, where income gains are distributed evenly across income cohorts and all sources of income increase at roughly the measured rate of personal income growth, the elasticity is about 1.2. Through the first 11 months of 2005–06, reflecting strong income gains, the elasticity has been about 1.8, while in 2001–02, following the stock market correction, the elasticity was just 0.3. Every percentage point change in the elasticity translates into an approximately $500 million change in revenues. For planning purposes, personal income tax elasticity is assumed to average 1.2 over the next two years.
     For corporate income taxes, there are three key sources of uncertainty.
•	Provisions in the Income Tax Act allow corporations to smooth income and losses from year to year, implying that corporate tax payments for a given year can differ substantially from corporate profits in that same year. Specifically, corporations may currently carry forward losses for up to 10 years (this budget proposes to increase this to 20 years) and carry back current-year losses for up to three years in order to offset taxes already paid in previous years. Use of these measures is at the discretion of the corporation, which introduces substantial uncertainty into the forecast.

•	Projected corporate income tax revenues are based on corporate profits as a share of nominal GDP remaining at historically high levels over the next two years.

•	Divergences in profitability among sectors also play a role. In the current projection, for example, while corporate profits are expected to remain at an all-time high as a share of GDP, this strength masks a divergence between soaring profits in the energy sector and falling manufacturing sector profits. As such, the outlook for corporate income taxes for 2006–07 and beyond depends heavily on assumptions about energy prices and how these will affect profitability in the various sectors of the economy. This divergence, and the potential impact on the realization and use of losses, could raise or lower the corporate income tax forecast by as much as $1 billion in 2006–07.

Fiscal Outlook

     The table below illustrates the sensitivity of total budgetary revenues to changes to three key forecast assumptions: GDP growth, the personal income tax (PIT) elasticity and the response of corporate income taxes (CIT) to corporate profits. These sensitivities represent fluctuations similar to those seen in recent years.
•	If GDP growth were higher (lower) by 0.5 percentage points in 2006–07, then the budgetary balance would be higher (lower) by $1.2 billion than the level currently forecast (consistent with the average of the sensitivity estimates for real and nominal GDP sensitivity example discussed above).

•	If PIT elasticity were 0.1 higher (lower) than assumed in 2006–07, then revenues would be up (down) $0.5 billion from the level currently forecast.

•	If loss utilizations or changes in profitability among sectors are considerably different than assumed, then CIT revenues could be $1 billion higher or lower than currently projected.
Table 4.11
Estimated Sensitivity of Budgetary Balance to Assumptions About GDP Growth, PIT Elasticity and CIT Response to Profits

Impact in
2006–07
(billions of dollars)
GDP growth +/-0.5 percentage points	+/-1.2

PIT elasticity +/-0.1	+/-0.5

CIT impact of corporate sector profitability	+/-1.0

Annex 1
Canada’s Financial Performance
in an International Context

The Budget Plan 2006

Introduction
This annex reviews Canada’s financial position on a comparable basis with those of the other Group of Seven (G7) countries (United States, United Kingdom, France, Germany, Japan and Italy). For Canada, the relevant measure is the total government financial position, which consists of the federal, provincial-territorial and local government sectors, as well as the Canada Pension Plan and the Quebec Pension Plan.
     On a total government, National Accounts basis:
•	Canada was the only G7 country to record a surplus in 2003, 2004 and 2005.

•	The Organisation for Economic Co-operation and Development (OECD) projects that Canada will be the only G7 country to record a surplus in both 2006 and 2007.

•	Canada’s total government sector net debt burden declined to an estimated 26.4 per cent of gross domestic product (GDP) in 2005, and has been the lowest in the G7 since 2004.
     Looking at the fiscal positions of the federal governments in Canada and the United States:
•	In 2004–05 the Canadian federal government posted a surplus of C$1.5 billion or 0.1 per cent of GDP, while the U.S. federal government incurred an “on-budget” deficit of US$494 billion or 4.0 per cent of GDP.
•	For 2005–06, the federal government in Canada is forecasting a surplus of C$8 billion or 0.6 per cent of GDP, while the U.S. Administration is projecting an on-budget deficit of US$602 billion or 4.6 per cent of GDP.
•	As a result of continued surpluses in Canada and the deterioration in U.S. federal finances, the federal market debt-to-GDP ratio in Canada fell below the U.S. figure in 2003–04 for the first time since 1977–78, with the gap expected to widen in 2005–06.

Annex 1

Comparing Fiscal Results Across Countries
•	Two important factors need to be taken into account in making international comparisons: differences in accounting practices among countries, and differences in financial responsibilities among levels of government within countries.
•	For these reasons, international comparisons rely on the standardized System of National Accounts estimates for the total government sector (i.e. the combined national and subnational levels). The OECD produces a complete series of estimates based on this system. Unless otherwise indicated, the data presented in this annex are based on the December 2005 OECD Economic Outlook.

Comparing Fiscal Results Between the Canadian and the U.S. Federal Governments
•	It is important to note that there are certain fundamental differences in the accounting practices and expenditure responsibilities of the Canadian and U.S. federal governments. The U.S. federal budgetary balance includes the substantial surpluses in the Social Security system, whereas surpluses in the Canada Pension Plan are not included in the Canadian federal figures. For this reason, the Canadian federal balance is more comparable with the “on-budget” balance in the U.S. (excluding Social Security), while U.S. government debt is more comparable with federal market debt in Canada.

The Budget Plan 2006

Canada is expected to be the only G7 country to record a surplus in 2006 and 2007
Chart A1.1
Total Government Financial Balances
(National Accounts Basis)

•	Canada was the only G7 country to record a surplus in 2005, according to OECD estimates of the total government sector financial position. This was the third consecutive year in which Canada was the only G7 country in surplus. Canada’s surplus for 2005 was estimated at 1.3 per cent of GDP, compared to an average deficit of 3.9 per cent in the G7 countries.
•	The OECD expects that Canada will continue to be the only G7 country to post a total government surplus again in 2006 and in 2007.

Annex 1

Canada has the lowest net debt burden in the G7
Chart A1.2
Total Government Net Financial Liabilities
(National Accounts Basis)

•	Canada currently has the lowest ratio of total government net financial liabilities[1] to GDP among G7 countries. Canada’s ratio was estimated at 26.4 per cent of GDP in 2005, a significant decline from the peak in 1995. The OECD estimates that Canada will continue to have the lowest net debt burden in both 2006 and 2007. In contrast, the debt burdens of all other G7 countries are projected to continue to increase.

[1]	The OECD uses the term “net financial liabilities” to mean “net debt” of the total government sector.

The Budget Plan 2006

The federal government in Canada has maintained a budgetary surplus since 1997–98, unlike the U.S.
Chart A1.3
Federal Budgetary Balances
(Public Accounts Basis)

•	Like the Canadian federal government, the U.S. federal government moved from large deficits to surpluses in the latter half of the 1990s. However, since 2000–01 the U.S. has returned to deficits whereas Canada has recorded successive surpluses.
•	The Canadian federal government posted a surplus of C$1.5 billion or 0.1 per cent of GDP in 2004–05, while the U.S. federal government incurred an “on-budget” deficit of US$494 billion or 4.0 per cent of GDP. Even when Social Security surpluses are included, the U.S. “unified budget” deficit was US$318 billion or 2.6 per cent of GDP in 2004–05.
•	While the Canadian federal government is expecting a surplus of C$8 billion in 2005–06, the U.S. on-budget deficit is expected to increase to US$602 billion or 4.6 per cent of GDP (with a unified budget deficit of US$423 billion). The U.S. Administration does not project a return to balanced budgets for at least the next five years.

Annex 1

The federal market debt-to-GDP ratio in Canada fell below that of the U.S. in 2003–04
Chart A1.4
Federal Market Debt
(Public Accounts Basis)

•	As a result of continued surpluses at the federal level in Canada and the deterioration in U.S. federal finances, the federal market debt-to-GDP ratio in Canada fell below the U.S. figure in 2003–04 for the first time since 1977–78.
•	The Canadian federal market debt-to-GDP ratio fell to 33.8 per cent in 2004–05 while the U.S. figure rose for the fourth consecutive year to 37.4 per cent. This gap is expected to widen in 2005–06 as the Canadian ratio is expected to fall to 31.5 per cent while the U.S. ratio is expected to rise to 38.5 per cent.

Annex 2
The Government’s Response
to the Auditor General’s
Observations on the 2004–05
Financial Statements

The Budget Plan 2006

The Auditor General of Canada expressed a “clean” opinion on the Government’s financial statements for 2004–05. This means that the financial statements present fairly, in all material respects, the financial position of the Government of Canada.
     The Auditor General raised one issue for Parliament’s attention in her “Observations” on the financial statements for 2004–05. This annex reviews this Observation and reports on the status of an issue raised by the Auditor General in previous reports.
Government Reporting Entity
The Public Sector Accounting Board of the Canadian Institute of Chartered Accountants has issued a revised accounting standard that provides guidance as to the organizations that should be included within a government’s reporting entity, for purposes of financial reporting. The revised standard comes into effect in 2005–06. The overriding criterion for inclusion is whether the government controls an entity. Control is defined as “the power to govern the financial and operating policies of another organization.” The Auditor General notes that this is a particularly challenging standard to apply because government must consider the preponderance of evidence to judge whether it controls an organization—there is no single rule or criterion to establish control.
     The Government has determined that, starting in 2005–06, a number of organizations will be consolidated within the government reporting entity, including, from a budgetary perspective, the following key entities:
•	Canada Foundation for Innovation.

•	Canada Millennium Scholarship Foundation.

•	Sustainable Development Technology Canada.

•	Aboriginal Healing Foundation.
     The financial statements of the Government of Canada will now reflect the assets, liabilities, expenses and revenues of these organizations. Transfers to these organizations will not be treated as expenses until the organizations make payments to the ultimate recipients of the funds. As this represents a change in accounting policy, the Government’s financial statements of prior periods will be restated to give retroactive effect to this change in accounting treatment, resulting in an estimated cumulative $5.5-billion decrease in the size of the federal debt as at March 31, 2005.

Annex 2

This decrease largely represents government transfers provided to these organizations that had not yet been paid out to third parties as at March 31, 2005. This change will also result in an estimated $0.7-billion decrease in the budgetary balance in 2005–06 and 2006–07 and an estimated $0.8-billion decrease in 2007–08.
     A complete description of the impact of this accounting policy change and a restatement of financial data for the period 1996–97 to 2004–05 will be presented in the 2006 Public Accounts of Canada to be tabled in Parliament in the fall.
Netting
In numerous Observations on the Public Accounts of Canada, the Auditor General expressed concerns regarding the Government’s practice of presenting financial information in the budget and the monthly Fiscal Monitor on a net basis, whereby certain disbursements are netted against budgetary revenues and certain revenues are netted against expenses. This practice has the effect of reducing both revenues and expenses by an equal amount, thereby having no impact on the budgetary balance. In contrast, the Government’s summary financial statements, as well as the financial statement discussion and analysis contained in the Public Accounts of Canada, are presented on a gross basis. The Auditor General has argued that presenting the financial statements on a gross basis more properly reflects the nature and size of the Government’s revenues and expenses.
     The Government has taken action to address this issue and improve the comparability and transparency of its financial information by presenting its Budget 2006 forecast on a gross basis. The Annual Financial Report of the Government of Canada and The Fiscal Monitor results will also be presented on a gross basis.
     As shown in Table A2.1, there are three major components that are affected by the move to the gross basis of presentation:
•	The Canada Child Tax Benefit, which was previously netted against personal income tax revenues.
•	Departmental revenues that are levied for specific services, such as the contract costs of policing services in provinces, which were netted against expenses.
•	Revenues of consolidated Crown corporations, which were netted against their total expenses.

The Budget Plan 2006

Table A2.1
Differences Between Net and Gross Reporting

	Actual
	2004–05	2005–06	2006–07	2007–08
	(billions of dollars, unless otherwise indicated)
Net revenues	198.7	207.1	213.1	221.6
Percentage of GDP (per cent)	15.4	15.1	14.7	14.6

Less: Adjustments
Canada Child Tax Benefit	8.7	9.1	9.3	9.3
Revenues netted against program expenses	3.0	3.2	3.2	3.3
Revenues of consolidated Crown corporations	1.5	1.5	1.5	1.5

Net adjustment	13.2	13.8	14.0	14.1

Gross revenues	211.9	220.9	227.1	235.8
Percentage of GDP (per cent)	16.4	16.1	15.7	15.5

Net program expenses	163.1	165.4	174.8	182.4
Percentage of GDP (per cent)	12.6	12.1	12.0	12.0

Add: Adjustments
Canada Child Tax Benefit	8.7	9.1	9.3	9.3
Revenues netted against program expenses	3.0	3.2	3.2	3.3
Revenues of consolidated Crown corporations	1.5	1.5	1.5	1.5

Net adjustment	13.2	13.8	14.0	14.1

Gross program expenses	176.3	179.2	188.8	196.5
Percentage of GDP (per cent)	13.7	13.1	13.0	13.0

     Presenting results on a gross basis pushes up revenues and program expenses in 2005–06 by an estimated $13.8 billion each. Thus, there is no impact on the budgetary balance. As a share of gross domestic product (GDP), moving to a gross basis increases revenues and program expenses by approximately 1 percentage point each.

Annex 3
Tax Measures:
Supplementary Information
And Notices Of Ways
And Means Motions

Annex 3

Table of Contents
Tax Measures: Supplementary Information

Overview	201

Sales and Excise Tax Measures	203
Reducing the GST to 6 Per Cent	203
Transitional Rules	203
Other Measures	207
Tobacco Excise Levies	212
Alcohol Excise Levies	214
Air Travellers Security Charge Rates	214
GST/HST Treatment of Debt Collection Services	215
Excise Tax on Jewellery	215
Vintners and Small Brewers	215

Personal Income Tax Measures	218
Personal Income Tax Rates	218
Basic Personal Amounts	218
Canada Employment Credit	219
Universal Child Care Benefit	219
Capital Gains of Fishers	220
Mineral Exploration Tax Credit for Flow-Through Share Investors	223
Tradespeople’s Tool Expenses	223
Textbook Tax Credit	224
Scholarship and Bursary Income	225
Children’s Fitness Tax Credit	226
Pension Income Credit	227
Child Disability Benefit	227
Refundable Medical Expense Supplement	229
Tax Credit for Public Transit Passes	229

The Budget Plan 2006

Donations of Publicly-Listed Securities to Public Charities	230
Donations of Ecologically-Sensitive Land	231
Large Corporation Dividends	231

Business Income Tax Measures	232
General Corporate Income Tax Rate	232
Corporate Surtax	233
Small Business Limit and Tax Rate	234
Non-Capital Losses and Investment Tax Credits	235
Federal Capital Tax	236
Minimum Tax on Financial Institutions	237
Apprenticeship Job Creation Tax Credit	237
Capital Cost Allowance for Tools	238
Accelerated Capital Cost Allowance for Forestry Bioenergy	239

Other Measures	239
Administrative Provisions (Standardized Accounting)	239
Measures Announced in the 2005 Budget	244
Functional Currency Tax Reporting	245
Aboriginal Tax Policy Measures	245

Notices of Ways and Means Motions
Notice of Ways and Means Motion to amend the Excise Tax Act, the Excise Act, 2001, the Excise Act and the Air Travellers Security Charge Act relating to the rate reduction for the GST and the federal component of the HST	249

Notice of Ways and Means Motion to amend the Excise Tax Act, the Excise Act, 2001, the Excise Act and the Air Travellers Security Charge Act relating to other sales tax measures	299

Notice of Ways and Means Motion to amend the Income Tax Act	301

Tax Measures:
Supplementary Information

]

Annex 3

Overview
This annex provides detailed information on each of the tax measures proposed in the budget.
     Table A3.1 lists these measures and provides estimates of their budgetary impact.
     The annex also provides Notices of Ways and Means Motions to amend the Excise Tax Act, the Excise Act, 2001, the Excise Act, the Air Travellers Security Charge Act and the Income Tax Act.

The Budget Plan 2006

Table A3.1
Cost of Proposed Measures1

	2006-2007	2007-2008
	(millions of dollars)
Sales and excise tax measures
Reducing the GST to 6%[2]	3,520	5,170
Tobacco excise levies	—	—
Alcohol excise levies	—	—
Air Travellers Security Charge rates	—	—
GST/HST treatment of debt collection services	—	—
Excise tax on jewellery	45	35
Vintners and small brewers	15	20

Personal income tax measures
Personal income tax rates	1,670	1,370
Basic personal amounts	1,080	500
Canada Employment Credit	890	1,815
Capital gains of fishers	60	60
Mineral exploration tax credit for flow-through share investors	90	-25
Tradespeople’s tool expenses	15	15
Textbook tax credit	135	125
Scholarship and bursary income	50	45
Children’s fitness tax credit	40	160
Pension income credit	490	405
Child disability benefit	35	45
Refundable medical expense supplement	15	10
Tax credit for public transit passes	150	220
Donations of publicly-listed securities to public charities	50	50
Donations of ecologically-sensitive land	5	5
Large corporation dividends	375	310

Business income tax measures
General corporate income tax rate[3]	—	—
Corporate surtax[3]	—	5
Small business limit and tax rate	10	80
Non-capital losses and investment tax credits	—	—
Federal capital tax	795	225
Minimum tax on financial institutions	15	30
Apprenticeship job creation tax credit	190	200
Capital cost allowance for tools	60	65
Accelerated capital cost allowance for forestry bioenergy	10	20

Other measures
Administrative provisions (standardized accounting)	—	—
Measures announced in the 2005 budget[3]	220	255

[1]	A“–” indicates a nil or small amount. A negative amount indicates increased tax revenues.

[2]	Costs include adjustments to excise levies on tobacco and alcohol.

[3]	These amounts have previously been fully accounted for in the fiscal framework.

Annex 3

Sales and Excise Tax Measures
Reducing the GST to 6 Per Cent
The goods and services tax/harmonized sales tax (GST/HST) is a consumption tax that applies to the majority of goods and services consumed in Canada. GST/HST is imposed under the Excise Tax Act at the rate of 7 per cent, and in the harmonized provinces (Nova Scotia, New Brunswick and Newfoundland and Labrador), as the 7 per cent federal component of the combined 15 per cent federal-provincial HST. Subsequent references to the GST should be read as also referring to the federal component of the HST.
     Budget 2006 proposes to reduce the GST rate by one percentage point, from 7 to 6 per cent, effective July 1, 2006. Budget 2006 also proposes to maintain the GST credit at current levels for low- and modest-income Canadians and to retain the existing GST rebate rates for new housing and purchases made by public service bodies.
     To facilitate the transition to the lower rate, Budget 2006 proposes transitional rules for determining the GST rate applicable to transactions that straddle the July 1, 2006 implementation date. These rules, which are outlined below, will provide certainty for suppliers and consumers and are intended to minimize the compliance and administrative costs of changing to the new 6 per cent rate. Other proposed changes associated with the rate reduction are also outlined below.
     The Minister of Finance will propose amendments to the Excise Tax Act and related regulations at the earliest opportunity in order to implement the change to a 6 per cent rate of GST.
Transitional Rules
The general transitional rule, which will be based upon the time at which the GST in respect of a transaction becomes payable, is outlined below:
•	If GST becomes payable, or is paid without having become payable, before July 1, 2006, the rate of 7 per cent will apply.

•	If GST becomes payable on or after July 1, 2006, without having been paid before that day, the rate of 6 per cent will apply.

•	If GST is paid on or after July 1, 2006, without having become payable before that day, the rate of 6 per cent will apply.

The Budget Plan 2006

     The Excise Tax Act has a number of existing provisions that will be relevant in determining when GST becomes payable.

In general, the GST on consideration for a supply is payable on the earlier of the day payment is made and the day the supplier issues an invoice. Further, if either the date of an invoice, or the payment date under a written agreement, is earlier than the day the invoice is issued, GST becomes payable on the earlier date.
Provisions of the Excise Tax Act that normally determine when GST is payable will apply to determine the appropriate rate of tax. For example, in the case of a lease, GST becomes payable on the earlier of the day the payment is made and the day it is required to be made under the lease agreement.
     In addition to the application of the general transitional rule described above, certain types of transactions will have specific transitional rules described below.
(a) Sales of Real Property
Under the proposed measures, the following specific transitional rules will apply in respect of sales of real property.
     Ownership or Possession Transferred before July 1, 2006:
The 7 per cent rate will apply to all of the consideration for a supply by way of sale of real property if ownership of the property, or possession of it under the agreement of purchase and sale, is transferred to the buyer before July 1, 2006.
     Ownership and Possession Transferred on or after July 1, 2006:
The 6 per cent rate will apply to all of the consideration for a supply by way of sale of real property if under an agreement of purchase and sale entered into after May 2, 2006, both ownership of the property, and possession of it under the agreement, are transferred to the buyer on or after July 1, 2006.

Annex 3

     Written Agreement Entered Into on or before May 2, 2006:
For sales of houses, apartment buildings and other residential complexes, made pursuant to a written agreement entered into on or before May 2, 2006, GST will apply at the rate of 7 per cent, even if ownership and possession of the real property are both transferred on or after July 1, 2006. In these circumstances, where transfer of ownership and possession both take place on or after July 1, 2006, the purchaser will be entitled to file a claim with the Canada Revenue Agency to be paid a Transitional Adjustment that reflects the GST rate reduction to 6 per cent net of any corresponding rebate adjustment.
Table A3.2
Application of Transitional Rules to New Housing

	Tax Included	Tax Remitted
	Price	(GST Less		Net GST
	($200,000	New Housing	Transitional	Paid by
Situation	house)	Rebate)	Adjustment	Buyer

Ownership or possession is transferred before July 1: GST at 7%	$208,960	$8,960 [1]	N/A	$8,960

Agreement of purchase and sale is signed after May 2, 2006, and ownership and possession are transferred on or after July 1: GST at 6% (Purchaser does not get the Transitional Adjustment)	$207,680	$7,680 [2]	N/A	$7,680

Ownership and possession are transferred on or after July 1 but the agreement of purchase and sale was signed on or before May 2, 2006: GST at 7% (Purchaser can claim a Transitional Adjustment)	$208,960	$8,960 [3]	($1,280)[4]	$7,680 [5]

[1]	$8,960 = GST at 7 per cent ($14,000) less rebate of $5,040 (36% of $14,000).

[2]	$7,680 = GST at 6 per cent ($12,000) less rebate of $4,320 (36% of $12,000).

[3]	$8,960 = GST at 7 per cent ($14,000) less rebate of $5,040 (36% of $14,000).

[4]	$1,280 = GST at 1 per cent ($2,000) less rebate of $720 (36% of $2,000).

[5]	$7,680 = GST at 7 per cent ($14,000) less rebate of $5,040 (36% of $14,000) less Transitional Adjustment of $1,280.

The Budget Plan 2006

(b)	Deemed Supplies
The Excise Tax Act provides for deemed supplies in a number of circumstances. Under the proposed rules, the rate of 6 per cent will generally be used to determine GST that is deemed under the Excise Tax Act to be paid, or collected, on or after July 1, 2006. For example, a landlord who is deemed to have paid and collected GST on or after July 1, 2006 on the fair market value of a newly constructed apartment building would calculate the GST on the fair market value at the rate of 6 per cent.
(c)	Imported Goods and Imported Taxable Services and Intangibles
Under the proposed measures, specific transitional rules will also apply in respect of imported goods and imported taxable services and intangibles.
     Imported Goods: GST at the rate of 6 per cent will apply to goods that are either imported on or after July 1, 2006, or released from Customs’ control on or after July 1, 2006.
     Imported Taxable Services and Intangibles: GST on imported taxable services and intangibles is usually payable the earlier of the day the consideration is paid and the day that consideration becomes due. The general transitional rule outlined above will determine the rate of tax to be applied in these circumstances.
     Financial Institutions: Under a proposed measure announced on November 17, 2005, financial institutions will be required to self-assess GST on certain cross-border transactions using a special set of rules. GST on these transactions will be determined on an annual basis and in general, will become payable six months after the end of the financial institution’s taxation year.
     If a financial institution’s taxation year begins before July 1, 2006, and ends on or after that day, the financial institution will be required to apportion the total amount of qualifying consideration for the taxation year on which it is required to self-assess GST under the proposed measure. The apportionment will be based upon the ratio of the number of days in the taxation year that occur before July 1, 2006, to the total days in the taxation year. GST on the amount allocated to the period before July 1, 2006, will be calculated at the rate of 7 per cent and GST on the remaining amount of qualifying consideration will apply at the rate of 6 per cent.

Annex 3

(d)	Taxable Benefits; Passenger Vehicles and Aircraft; and Employee/Partner Rebates
In certain circumstances, a tax, credit or rebate in respect of the GST is calculated based on amounts determined for income tax purposes and in reference to the calendar year or a person’s taxation year. Specifically, this is the case in the determination of the GST on certain taxable benefits for employees and shareholders, certain input tax credits in respect of passenger vehicles and aircraft not being used exclusively in commercial activities, and rebates of GST to employees or partners with respect to certain expenses.
     In these cases, the GST, the input tax credit or the GST rebate is calculated by multiplying the amount determined for income tax purposes by a factor specified in the Excise Tax Act or a rate prescribed in the related regulations. These factors and rates will be adjusted to reflect the July 1, 2006, GST rate reduction. In particular, the prescribed rate for calculating the GST on the automobile operating expense benefit, which is currently 5 per cent, will be 4.5 per cent for the 2006 taxation year and 4 per cent thereafter, and for calculating the HST, the prescribed rate, which is currently 11 per cent, will be 10.5 per cent and 10 per cent respectively.
(e)	Anti-Avoidance Provision
Budget 2006 also proposes that rules be implemented to maintain the integrity of the GST system through the transition period. These rules are intended to prevent inappropriate tax savings in cases where transactions are undertaken between non-arm’s length parties to obtain the benefit of the rate reduction, rather than primarily for commercial purposes.
Other Measures
A number of consequential amendments are proposed as a result of the GST rate reduction.
     Housing Rebates: Individuals who purchase or construct a new home, or substantially renovate an existing home, for use as their primary place of residence are generally entitled to a rebate of part of the GST that they pay in the course of the purchase, construction or substantial renovation. The maximum amount of the rebate is equal to the lesser of 36 per cent of the GST paid and $8,750. For homes that cost more than $350,000, the rebate is phased out so that no rebate is available for homes valued

The Budget Plan 2006

at more than $450,000. The rebate was introduced to reduce the GST rate on new homes to approximately 4.5 per cent, which was consistent with the effective tax rate under the predecessor of the GST, the Federal Sales Tax.
     The rebate percentage of 36 per cent, and the lower and upper phase-out thresholds of $350,000 and $450,000 respectively, will not change as a result of the rate reduction; however, the maximum dollar value of the rebate, which is currently set at $8,750, will be adjusted to $7,560 (i.e. 36 per cent of the GST paid at the 6 per cent rate on a $350,000 home). The maximum dollar amount will be also adjusted for other similarly structured housing rebate provisions in the Excise Tax Act.
     The GST-included upper and lower phase-out values of the “Rebate for Purchasers of Shares in a Cooperative Housing Corporation” and the “New Housing Rebate for Building Only” will be adjusted to reflect the lower rate of GST.
     Table A3.3 below provides examples of how new homebuyers will benefit from the GST rate reduction.
Table A3.3
Application of Transitional Rules to New Housing

House		Current	Proposed
Price		GST	GST		Effective Tax
(before		Rate	Rate	Tax	Rate After the Rate
GST)		(7%)	(6%)	Savings	Reduction

$200,000	Gross GST	$14,000	$12,000
	Rebate*	$5,040	$4,320
	Net GST	$8,960	$7,680	$1,280	3.84%

$300,000	Gross GST	$21,000	$18,000
	Rebate*	$7,560	$6,480
	Net GST	$13,440	$11,520	$1 ,920	3.84%

$400,000	Gross GST	$28,000	$24,000
	Rebate*	$4,375	$3,780
	Net GST	$23,625	$20,220	$3,405	5.06%

$500,000	Gross GST	$35,000	$30,000
	Rebate*	$0	$0
	Net GST	$35,000	$30,000	$5,000	6%

*	The rebate is 36% of the GST paid. Maximum rebate available is $8,750 under 7% GST and $7,560 under 6% GST. The rebate is phased out for homes priced between $350,000 and $450,000. No rebate available for homes priced at $450,000 and above.

Annex 3

     Public Service Bodies: The existing rebate percentages used to calculate rebates of the otherwise unrecoverable GST claimed by charities, qualifying non-profit organizations and selected public service bodies (including municipalities, universities, public colleges, schools and hospitals) will not change.
     Budget 2006 proposes changes to the rules which apply to public service bodies that revoke an election made under section 211 of the Excise Tax Act. In these circumstances, the public service body will be deemed to have paid and collected tax equal to the basic tax content of the property, rather than tax calculated on its fair market value. Basic tax content is unrecoverable GST embedded in the cost of a property. Since the basic tax content is an amount of tax that already takes into account rebates, the deemed tax collected upon revocation of the election will no longer qualify for the public service body rebate. This change is proposed to apply in respect of elections that are revoked on or after May 2, 2006.
     Streamlined Accounting Methods: Small businesses, as well as eligible public service bodies, can use a Quick or Special Quick Method of Accounting to simplify compliance. Under these methods, taxpayers multiply eligible GST/HST-included sales by a reduced percentage and remit that amount to the government in lieu of tracking and claiming input tax credits for most of the tax they pay. The percentages used are specified in the Streamlined Accounting (GST/HST) Regulations.
     As a result of the proposed rate reduction, the specified percentages will change to those shown in the tables below. The new percentages will apply to reporting periods that begin on or after July 1, 2006. For reporting periods that straddle July 1, 2006, the existing percentages will apply to consideration that becomes due, or is paid without having become being due, before July 1, 2006, and the new percentages will apply to the remaining consideration.
     The following tables illustrate the effect of the proposed measures. (“Participating provinces” means the provinces of Nova Scotia, New Brunswick, and Newfoundland and Labrador where the GST/HST will apply at a combined rate of 14 per cent.)

The Budget Plan 2006

Table A3.4
Remittance Rates for Business Registrants Using the Quick Method of Accounting That Mainly Purchase Goods for Resale

	Supplies Made in		Supplies Made in
	Participating Provinces		Non-Participating Provinces
Permanent
establishment in:	Current Rate	New Rate	Current Rate	New Rate

Non-participating province	9.3%	9.0%	2.5%	2.2%
Participating provinces	5.0%	4.7%	0.0%*	0.0%*
			(2.1%	(2.5%
			credit )*	credit )*

*	Businesses who use the 0% remittance rate for eligible sales are entitled to a credit on those sales as they generally pay HST on their inputs but collect GST on those sales.
Table A3.5
Remittance Rates for Business Registrants Using the Quick Method of Accounting that Mainly Provide Services

	Supplies Made in		Supplies Made in
	Participating Provinces		Non-Participating Provinces
Permanent
establishment in:	Current Rate	New Rate	Current Rate	New Rate

Non-participating province	11.6%	11.0%	5.0%	4.3%
Participating provinces	10.0%	9.4%	3.2%	2.6%

Table A3.6
Remittance Rates for Registrants Acting in Their Capacity as a University or Public College (if Supplies Through Vending Machines Account for at Least 25% of Total Supplies)

	Supplies Made in		Supplies Made in
	Participating Provinces		Non-Participating Provinces
Permanent
establishment in:	Current Rate	New Rate	Current Rate	New Rate

Non-participatin g provinces	12.2%	11.5%	5.6%	4.8%
Nova Scotia	11.2%	10.5%	4.5%	3.8%
Newfoundland and Labrador or New Brunswick	9.1%	8.5%	2.3%	1 .6%

Annex 3

Table A3.7
Remittance Rates for Registrants Acting in Their Capacity as a University or Public College (if Supplies Through Vending Machines Account for Less Than 25% of Total Supplies)

	Supplies Made in		Supplies Made in
	Participating Provinces		Non-Participating Provinces
Permanent
establishment in:	Current Rate	New Rate	Current Rate	New Rate

Non-participating provinces	12.5%	11.8%	6.0%	5.2%
Nova Scotia	12.0%	11.3%	5.4%	4.6%
Newfoundland and Labrador or New Brunswick	10.8%	10.1%	4.1%	3.3%

Table A3.8
Remittance Rates for Registrants Acting in Their Capacity as a Specified Facility Operator, Qualifying Non-Profit Organization or Designated Charity

	Supplies Made in		Supplies Made in
	Participating Provinces		Non-Participating Provinces
Permanent
establishment in:	Current Rate	New Rate	Current Rate	New Rate

Non-participating province	11.6%	11.0%	5.0%	4.3%
Participating provinces	10.0%	9.4%	3.2%	2.5%

Table A3.9
Remittance Rates for Registrants Acting in Their Capacity as a School Authority

	Supplies Made in		Supplies Made in
	Participating Provinces		Non-Participating Provinces
Permanent
establishment in:	Current Rate	New Rate	Current Rate	New Rate

Non-participating provinces	12.5%	11.8%	6.0%	5.2%
Nova Scotia	12.0%	11.3%	5.4%	4.6%
Newfoundland and Labrador or New Brunswick	10.7%	10.0%	4.1%	3.2%

The Budget Plan 2006

Table A3.10
Remittance Rates for Registrants Acting in Their Capacity as a Municipality

	Supplies Made in		Supplies Made in
	Participating Provinces		Non-Participating Provinces
Permanent
establishment in:	Current Rate	New Rate	Current Rate	New Rate

Non-participating provinces	13.0%	12.3%	6.5%	5.7%
Nova Scotia or New Brunswick	12.3%	11.5%	5.7%	4.8%
Newfoundland and Labrador	11.2%	10.5%	4.6%	3.7%

Table A3.11
Remittance Rates for Registrants Acting in Their Capacity as a Hospital Authority, External Supplier or Facility Operator

	Supplies Made in		Supplies Made in
	Participating Provinces		Non-Participating Provinces
Permanent
establishment in:	Current Rate	New Rate	Current Rate	New Rate

Non-participating provinces	12.7%	12.0%	6.2%	5.4%
Nova Scotia	12.4%	11.6%	5.8%	5.0%
Newfoundland and Labrador or New Brunswick	10.6%	9.8%	3.9%	3.0%

Tobacco Excise Levies
The federal government taxes tobacco products both through a targeted excise duty and the broad-based GST. The excise duty is imposed on the manufacture or importation of tobacco products. The GST is a multi-stage tax that is ultimately levied on an ad valorem basis on the final selling price. These taxes affect the price of tobacco products, and price is one of the key factors influencing tobacco consumption, affecting both the decision to smoke and the frequency of use by continuing smokers.
     In line with the Government’s promotion of health and wellness, Budget 2006 proposes to increase tobacco excise duties to offset the impact of the GST rate reduction. The following table shows the federal excise duty increases that will apply beginning July 1, 2006, concurrent with the effective date of the 1 percentage-point reduction of the GST.

Annex 3

Table A3.12
Tobacco Excise Duty Rate Structure

Proposed Duty Rates
	Proposed Increase	as of July 1 , 2006

Cigarettes	0.28 cents per cigarette	$16.41 per carton (200 cigarettes)

Tobacco sticks	0.25 cents per stick	$12.10 per carton (200 sticks)

Manufactured tobacco	0.19 cents per gram	$11.18 per 200 grams

Cigars	0.28 cents per cigar and 1% of the sale price	$0.0166 per cigar plus the greater of $0.066 per cigar and 66% of the sale price

Inventory Tax
Excise duty is imposed on tobacco products manufactured in Canada at the time manufacturers package them and on imported tobacco products at the time of importation. The new excise duty rates apply only to tobacco products that are packaged or imported on or after July 1, 2006. This means that, in the absence of a special provision, inventories held by a taxpayer on July 1, 2006 would be subject to the old lower rates of excise duty and to the new lower GST rate.
     To ensure that the increases are applied in a consistent manner to all tobacco products at different trade levels, as well as to prevent tax avoidance through inventory build-ups, the proposed excise duty increases will also be applied to inventories.
     It is proposed that inventories of cigarettes, tobacco sticks, fine-cut tobacco products and cigars held by manufacturers, importers, wholesalers and retailers at the end of June 30, 2006 be subject to per unit taxes of 0.2799 cents, 0.2517 cents, 0.1919 cents, and 0.1814 cents respectively— where a unit is a cigarette, a tobacco stick, a gram of fine cut tobacco or a cigar. Taxpayers may use any reasonable method for establishing their inventories of these products, including a physical count.
     In order to simplify compliance, this inventory tax will not apply to retailers holding 30,000 or fewer units (equivalent to 150 cartons of cigarettes) at the end of the day on June 30, 2006. A threshold at this level largely ensures that the tax on inventories will only apply to manufacturers, importers, wholesalers, and relatively large retailers. In addition, the tax will

The Budget Plan 2006

not apply to tobacco products held in vending machines. An extended period will be provided for remittance of the tax, allowing taxpayers until August 31, 2006 to file returns and pay the tax. Interest will apply after that date on late or deficient payments.
Alcohol Excise Levies
As with tobacco products, the federal government taxes alcohol products both through a targeted excise duty and the broad-based GST.
     Budget 2006 proposes to increase alcohol excise duties to offset the impact of the GST rate reduction. The following federal excise duty increases are to be effective July 1, 2006, concurrent with the effective date of the 1 percentage-point reduction in the GST:
Table A3.13
Alcohol Excise Duty Rate Structure

Proposed Duty Rates
	Proposed Increase	as of July 1 , 2006

Spirits with greater than 7% alcohol by volume	0.63 cents per litre of absolute ethyl alcohol	l $11.696 per litre of absolute ethyl alcohol

Wine with greater than 7% alcohol by volume	0.1078 cents per litre	$0.62 per litre

Spirits with 0.5% to 7% alcohol by volume; and wine with 1.2% to 7% alcohol by volume	0.0491 cents per litre	$0.295 per litre

Beer with greater than 2.5% alcohol by volume	0.03235 cents per litre	$0.3122 per litre

Beer with 1.2% to 2.5% alcohol by volume	0.0162 cents per litre	$0.1561 per litre

Air Travellers Security Charge (ATSC) Rates
ATSC rates are structured to include, where applicable, the goods and services tax or the federal portion of the harmonized sales tax (GST/HST). As a result of the GST/HST rate reduction, certain technical adjustments to ATSC rates are required in order to ensure that consumers receive the full benefit of the rate reduction. The proposed rates are shown in Table A3.14, below. The ATSC rate for other international air travel is not subject to the GST/HST and will remain unchanged.

Annex 3

     The new rates will apply to tickets purchased on or after July 1, 2006.
Table A3.14
ATSC Rate Structure*

	Current rates	Proposed new rates

Domestic (one-way)	$5.00	$4.95
Domestic (round-trip)	$10.00	$9.90
Transborder	$8.50	$8.42
Other international	$17.00	$17.00

*	The above amounts include the GST or the federal portion of the HST where applicable.
GST/HST Treatment of Debt Collection Services
Budget 2006 confirms that debt collection services that are generally provided by collection agents to financial institutions are not financial services for GST/HST purposes and are therefore taxable.
Excise Tax on Jewellery
An excise tax is imposed under the Excise Tax Act on jewellery manufactured and sold in, or imported into, Canada. The tax is payable by manufacturers on the sale price of domestically produced jewellery at the time of delivery to the purchaser, and by importers on the duty-paid value of imported jewellery in accordance with the provisions of the Customs Act. Jewellery exported from Canada is exempt from the tax. In addition to jewellery, whether real or imitation, the tax also applies to clocks (with a value greater than $50) and articles made of semi-precious stones.
     The proposed repeal of the excise tax applies to deliveries or importation of jewellery, clocks and articles made of semi-precious stones, on or after May 2, 2006, in accordance with the provisions of the Excise Tax Act that govern by whom and when the tax is payable.
Vintners and Small Brewers
Budget 2006 proposes to support vintners and small- and medium-sized brewers by reducing the excise duties on certain wines and beer.

The Budget Plan 2006

Excise Duty on Wine
Excise duty is imposed under the Excise Act, 2001 on wine produced in Canada. The duty is imposed on the product at the time of packaging. Exports are exempt. In the case of imported wine, the duty is levied under the Customs Tariff at the time of importation. All producers and importers are required to hold a licence under the Act. Payment of the duty is deferred if the wine is placed in the producer’s excise warehouse or delivered to the excise warehouse of a provincial liquor board.
     Budget 2006 proposes to exempt from duty the first 500,000 litres of wine produced and packaged by a wine licensee per year made from 100 per cent Canadian-grown agricultural products.
     The proposed relief will apply to all goods falling within the definition of wine in the Act (including ciders, wine coolers, fruit wines and sake) made from 100 per cent Canadian-grown agricultural products. The relief will be available to wine licensees operating in Canada.
     The 500,000-litre threshold will be based on the quantity a licensee produces and packages during their particular fiscal year, for fiscal years that begin on or after July 1, 2006. If a licensee’s current fiscal year commenced before July 1, 2006, the licensee will be eligible for relief in their current fiscal year in respect of their first 500,000 litres times the number of whole months remaining in the fiscal year divided by 12. For example, a vintner with a fiscal year beginning April 1, 2006 would be eligible for relief on the first 375,000 litres (500,000 litres times 9 divided by 12) in that fiscal year.
     The 500,000-litre threshold calculation will include all eligible wine produced and packaged in Canada in a fiscal year, including wine that has been exempted or relieved from duty under the Act (e.g. for export, sale to duty free shops, or delivery for use as ships’ stores). The threshold includes all wine produced by a wine licensee and packaged on behalf of the licensee.
     To maintain the integrity of the excise duty system, associated company and related person rules similar to those in the Income Tax Act will be applicable. Wine licensees will also be responsible for maintaining adequate books and records to substantiate any relief claimed.
     This measure will apply to wine packaged on or after July 1, 2006.

Annex 3

Excise Duty on Beer
Excise duty is imposed under the Excise Act on beer produced in Canada. The duty is payable at the time of packaging. Exports are exempt. In the case of imported beer, the duty is levied under the Customs Tariff on the beer at the time of importation.
     Budget 2006 proposes excise duty relief for beer produced by small and mid-sized brewers as set out in the following table:
Table A3.15
Excise Duty Relief for Beer Produced by Small and Mid-Sized Brewers

Annual Production	Excise Duty	Proposed Rates as of
Volume (hectolitres)	Reduction	July 1 , 2006 for Regular Beer[1]

First 2,000	-90%	$3.122/hl
Next 3,000 (2,001 - 5,000)	-80%	$6.244/hl
Next 10,000 (5,001 - 15,000)	-60%	$12.488/hl
Next 35,000 (15,001 - 50,000)	-30%	$21.854/hl
Next 25,000 (50,001 - 75,000)	-15%	$26.537/hl
Over 75,000	Regular rate	$31.220/hl

[1]	Greater than 2.5% alcohol by volume.
     Reduced rates of excise duty will apply to licensed Canadian brewers who have produced and packaged no more than 300,000 hectolitres (hl) of beer in the previous calendar year and do not exceed that limit in the current calendar year. Any brewer that exceeds the threshold or otherwise does not qualify for the duty relief in any calendar year will be required to pay the full rate of excise duty on all beer produced and packaged in that calendar year. Any excise duty relief already claimed during that calendar year will be required to be repaid with interest, starting from the first day that the amount should have been paid.

The Budget Plan 2006

     The 300,000 hl threshold calculation includes all beer produced and packaged by a licensed Canadian brewer in a calendar year, including exported beer. If a beer licensee packages beer produced by a different brewer, that quantity of beer is applied against the threshold of the licensee who is ultimately responsible for paying the duty.
     For 2006, licensed Canadian brewers will be eligible for relief only in respect of beer they package on or after July 1, 2006. To qualify for the reduced rates in 2006, these producers must have produced and packaged no more than 300,000 hl in 2005 and not exceed that level in all of 2006.
     To maintain the integrity of the excise duty system, associated company and related person rules similar to those in the Income Tax Act will be applicable. Licensed Canadian brewers will be responsible for maintaining adequate books and records to substantiate any relief claimed. Additional compliance and administrative mechanisms will also be introduced.
     The proposed excise duty relief will apply to qualifying beer packaged on or after July 1, 2006.
Personal Income Tax Measures
Personal Income Tax Rates
The lowest personal income tax rate will be reduced to 15 per cent from 16 per cent effective January 1, 2005. The rate will be 15.5 per cent effective July 1, 2006. Accordingly, the full-year rate for 2005 will be 15 per cent, for 2006, 15.25 per cent and, for the 2007 and subsequent taxation years, 15.5 per cent. For the 2005 taxation year the 15-per-cent rate applies to taxable incomes of up to $35,595. For the 2006 taxation year the 15.25-per-cent rate will apply to taxable incomes of up to $36,378. The upper limit for the application of the 15.5-per-cent rate will be indexed for taxation years after 2006. These rates will also be generally used to calculate non-refundable tax credits and the alternative minimum tax for the 2005 and subsequent taxation years.
Basic Personal Amounts
The basic personal amount—the amount that an individual can earn without paying federal personal income tax—will be increased by $500 to $8,648 for the 2005 taxation year. For the first half of 2006 it will then be increased by indexation plus a further $200, for a total of $9,039. The basic personal amount will be reduced by $400 to $8,639 on July 1, 2006 at the

Annex 3

same time as the GST rate is reduced. For the purpose of calculating personal income taxes for the 2006 taxation year, these two half-year amounts will be applied as an annual average of $8,839. For 2007, the $8,639 amount will be increased by indexation plus an additional $100. For 2008, it will be increased by indexation plus an additional $200. For 2009, it will be increased by indexation plus the greater of $600 and the amount required to raise the basic personal amount to $10,000.
     Personal amounts in respect of a spouse or common-law partner or wholly dependant relative will also be adjusted. Specifically, for the 2005 taxation year these amounts will be increased by $425 to $7,344. For the first half of 2006 they will then be increased by indexation plus a further $170, for a total of $7,675. The amount will be reduced by $340 to $7,335 on July 1, 2006 at the same time as the GST rate is reduced. For the purpose of calculating personal income taxes for the 2006 taxation year, these two half-year amounts will be applied as an annual average of $7,505. For 2007, the $7,335 amount will be increased by indexation plus an additional $85. For 2008, it will be increased by indexation plus an additional $170. For 2009, it will be increased by indexation plus the greater of $510 and the amount required to raise these amounts to $8,500.
Canada Employment Credit
Budget 2006 proposes to introduce a new Canada Employment Credit in recognition of work-related expenses incurred by employees.
     The new credit will take effect July 1, 2006, and will provide tax relief on the lesser of $500 and the individual’s employment income for the year. Because this measure will take effect mid-year, the maximum amount on which the credit is calculated will be $250 for the 2006 taxation year. For the 2007 and subsequent taxation years, the maximum amount on which the credit is calculated will be increased to $1,000. The tax credit for a taxation year will be calculated by reference to the lowest personal income tax rate for the taxation year (i.e. 15.25 per cent for 2006 and 15.5 per cent for the 2007 and subsequent taxation years). The amount on which the credit is based will be indexed after 2007.
Universal Child Care Benefit
Budget 2006 proposes to introduce, effective July 2006, the Universal Child Care Benefit (UCCB), to provide all families with $100 per month ($1,200 per year) for each child under the age of 6 years. There will be a number of changes to the Income Tax Act consequential to the introduction of the UCCB.

The Budget Plan 2006

     Amendments to the Income Tax Act will be made to provide that amounts received under the UCCB will be taxable in the hands of the lower-income spouse or common-law partner. However, amounts received under the UCCB will not be taken into account for the purposes of calculating income-tested benefits delivered through the income tax system. In addition, the UCCB will not reduce Old Age Security or Employment Insurance benefits, and will not reduce the amount of expenses claimable under the child care expense deduction.
     Amendments will, however, be made to the structure of the CCTB to reflect the introduction of the UCCB. Currently, the CCTB has three components: the CCTB base benefit, the National Child Benefit supplement, and the Child Disability Benefit. The CCTB base benefit is enhanced for children under the age of 7 years. With the introduction of the UCCB, the CCTB enhancement to the base benefit will be eliminated, generally as of July 1, 2006. However, in respect of children who attain the age of 6 years on or before June 30, 2007, the enhancement will remain in place for those months before July 2007 for which no UCCB is receivable.
     The Income Tax Act will be amended to permit information sharing by the Canada Revenue Agency for the purpose of the administration of the UCCB.
Capital Gains of Fishers
When individuals sell or transfer property used in a fishing business, the property is not currently eligible for the $500,000 lifetime capital gains exemption that is available for farm property and small business shares, nor generally for the intergenerational rollovers applicable to farming property.
     Budget 2006 proposes a number of income tax measures concerning dispositions by an individual of property used in a family fishing business. The measures, which are described in more detail below, will apply to dispositions of fishing property and qualified fishing property that take place on or after May 2, 2006.

Annex 3

Intergenerational Rollover: Transfers of Fishing Property to a Child
As a general rule, if property of an individual is transferred (either by way of an inter vivos transfer, or as a consequence of the individual’s death) to the individual’s child or grandchild, the transfer is treated as having taken place at fair market value. Any resulting gain or loss is included in computing the individual’s income.
     Budget 2006 proposes to allow a tax deferral in certain circumstances where an individual’s fishing property is transferred to the individual’s child or grandchild.
     For the purpose of the new measures, fishing property will be land, depreciable property and eligible capital property that is used principally in a fishing business carried on in Canada in which the individual, or the individual’s spouse or common-law partner, parent, child or grandchild, was actively engaged on a regular and continuous basis. It will also include shares of the capital stock of family fishing corporations and interests in family fishing partnerships. Definitions of these terms and related terms will parallel the existing definitions in the Income Tax Act in respect of the tax deferral (rollover) for intergenerational transfers of shares of a family farm corporation, or of an interest in a family farm partnership.
     Under the intergenerational rollover, the individual’s proceeds of disposition and the child’s (or grandchild’s) cost of the property would generally be set at the individual’s cost amount of the property. In the case of eligible capital property, the individual’s proceeds and the child’s (or grandchild’s) cost of the property are determined in a manner that would result in no income, gain or loss to the individual and permit the child (or grandchild) to assume the individual’s tax position in respect of that property. In the case of depreciable property, any deferred recapture will be taken into account in computing any potential recapture on a subsequent disposition of the property by the child (or grandchild). Similar rules will apply in respect of eligible capital property.
     Special rules, similar to the existing provisions applicable to the intergenerational rollovers for farm property, will apply where the individual actually receives proceeds of disposition.

The Budget Plan 2006

Lifetime Capital Gains Exemption— Qualified Fishing Property
This budget measure proposes that an individual be allowed access to the $500,000 lifetime capital gains exemption (LCGE) in respect of capital gains arising on a disposition of qualified fishing property.
     Qualified fishing property will include real property, fishing vessels and eligible capital property used principally in a fishing business carried on in Canada in which the individual, or the individual’s spouse or common-law partner, parent, child or grandchild, was actively engaged on a regular and continuous basis. It will also include shares of the capital stock of family fishing corporations and interests in family fishing partnerships, of the individual. The definitions of the terms “qualified fishing property”, “share of the capital stock of a family fishing corporation” and “interest in a family fishing partnership” and related terms will generally be similar to existing definitions provided for the terms “qualified farm property”, “share of the capital stock of family farm corporation” and “interest in a family farm partnership” and related terms for the purposes of the LCGE.
     As a general rule, one half of gains from the disposition of eligible capital property are included in computing an individual’s business income. However, existing provisions in the Income Tax Act allow individuals to report a gain from the disposition of an eligible capital property that is a qualified farm property as a capital gain for the purposes of the determining the individual’s eligibility for the LCGE. In order to provide comparable treatment, Budget 2006 proposes measures that will extend the scope of these provisions to include eligible capital property, such as an interest in a fishing licence, that is qualified fishing property.
Reserve Allowed on Certain Dispositions of Fishing Assets
In computing a taxpayer’s capital gain for a taxation year from the disposition of a capital property, a taxpayer is permitted to claim a reasonable reserve in respect of amounts of proceeds that have not been received by the taxpayer. The maximum reserve period is generally limited to five years. However, special rules apply in respect of transfers by an individual of farm property to an individual’s child or grandchild to increase the maximum reserve period to 10 years. Budget 2006 proposes measures that will extend the scope of this measure to include fishing property as defined for the purposes of the intergenerational rollover.

Annex 3

Mineral Exploration Tax Credit for Flow-Through Share Investors
In the late 1990s, the mining industry experienced a period of low mineral prices and a consequential downturn in exploration activity. To promote exploration and help moderate the impact of the downturn on mining communities, a temporary mineral exploration tax credit for investors in flow-through shares was introduced effective October 2000.
     Flow-through shares allow companies to renounce or ‘flow through’ tax expenses associated with their Canadian exploration activities to investors, who can deduct the expenses in calculating their own taxable income. This facilitates the raising of equity to fund exploration by enabling companies to sell their shares at a premium. The temporary credit was an additional benefit, available to individuals investing in flow-through shares, equal to 15 per cent of specified mineral exploration expenses incurred in Canada and renounced to flow-through share investors. Under the existing rules, the credit expired for flow-through share agreements entered into after December 31, 2005. Under a special “look-back” rule, expenses in respect of flow-through share agreements entered into in 2005 can be incurred up to the end of 2006 and still be eligible for the credit for 2005.
     Driven by considerably improved market conditions and assisted by the credit, mineral exploration in Canada has strongly increased in recent years. To solidify recent exploration gains and establish a strong base from which to move forward, Budget 2006 proposes to reintroduce the mineral exploration tax credit, effective for flow-through share agreements entered into on or after May 2, 2006 and on or before March 31, 2007. Under the “look-back” rule, funds raised with the benefit of the credit in 2007, for example, can be spent on eligible exploration up to the end of 2008.
     It is recognized that mineral exploration, as well as new mining and related processing activity that could follow from successful exploration efforts, can be associated with a variety of environmental impacts to soil, water and air. All such activity, however, is subject to applicable federal and provincial environmental regulations, including project-specific environmental assessments where required.
Tradespeople’s Tool Expenses
Many employed tradespeople must provide their own tools as a condition of employment.

The Budget Plan 2006

     To provide tax recognition for these costs, Budget 2006 proposes that the total cost of eligible new tools acquired by an employed tradesperson in a taxation year, in excess of $1,000 (indexed after 2007), be deductible up to a maximum of $500 for that year. For the cost of tools to qualify for the deduction, the employer will have to certify that the employee is required to acquire those tools as a condition of, and for use in, the employment. This deduction will be in addition to the proposed new Canada Employment Credit described above.
     This measure will apply to new tools acquired on or after May 2, 2006.
     Apprentice vehicle mechanics will be eligible to claim the new $500 tools tax deduction in addition to the existing apprentice vehicle mechanics’ tools deduction. However, the parameters of the existing deduction will be modified to reflect the introduction of the new tools tax deduction. Currently, apprentice vehicle mechanics can deduct the total cost of new tools acquired in a taxation year that is in excess of the greater of $1,000 and 5 per cent of the individual’s apprenticeship income for the year. For the 2007 and subsequent taxation years, the $1,000 threshold will be set at the amount on which the Canada Employment Credit for the year is calculated plus $500. The 5 per cent income threshold will continue to apply on total new tools costs incurred by the apprentice.
     The cost of an employee’s tools for other income tax purposes will be the acquisition cost less the deductible portion of that cost. For example, if an employee (or a non-arm’s-length person) disposes of the tools for proceeds in excess of this reduced cost, the excess amount will be included in income in the year of disposition. However, tools will be eligible for the existing rollovers that apply to transfers of property to a corporation or a partnership.
     The employee will also be eligible for a rebate of the goods and services tax/harmonized sales tax paid on the portion of the purchase price of the new tools that is deducted in computing employment income.
     Electronic communication devices and electronic data processing equipment will not qualify as eligible tools.
Textbook Tax Credit
To provide better tax recognition to post-secondary students for the cost of textbooks, Budget 2006 proposes to introduce a non-refundable textbook tax credit. The tax credit for a taxation year will be calculated by reference to the lowest personal income tax rate for the taxation year

Annex 3

(i.e. 15.25 per cent for 2006 and 15.5 per cent for the 2007 and subsequent taxation years). The textbook tax credit will be in addition to the education tax credit. The amount on which the textbook tax credit is calculated will be:
•	$65 for each month for which the student qualifies for the full-time education tax credit amount; and

•	$20 for each month the student qualifies for the part-time education tax credit amount.
     Unused textbook tax credit amounts will be added to unused tuition and education tax credit amounts for the purposes of the carry forward to a future year as well as the transfer of unused amounts to a spouse or common-law partner, parent, or grandparent.
Example
Jennifer, a student attending a full-time program at a Canadian university, is entitled to the education and tuition tax credits in 2007. For 8 months of full-time study, she would claim $3,200 in education amounts ($400 per month x 8 months), in addition to the $4,000 she claims in tuition amounts for that year. She would receive a 15.5% tax credit on these amounts ($7,200), for a tax saving of $1,116. As a result of Budget 2006, she will also qualify for the textbook tax credit of $80.60, calculated as $65 per month x 8 months x 15.5%.
     This measure will apply to the 2006 and subsequent taxation years.
Scholarship and Bursary Income
Currently, the first $3,000 of scholarship, fellowship or bursary income received by a taxpayer in a taxation year with respect to post-secondary education or occupational training is not included in income.
     In order to provide additional tax relief to students, Budget 2006 proposes to fully exempt such scholarship, fellowship or bursary income from tax. The full exemption will apply only to amounts received by a student in connection with the student’s enrolment in a program which entitles the student to claim the education tax credit. Generally, this includes programs at the post-secondary level and programs at educational institutions that are certified by the Minister of Human Resources and Social Development as providing skills in an occupation.

The Budget Plan 2006

     This measure will apply to the 2006 and subsequent taxation years.
Children’s Fitness Tax Credit
Budget 2006 proposes to allow parents to claim a non-refundable tax credit in respect of up to $500 in eligible fees for the enrolment of a child under the age of sixteen years in an eligible program of physical activity. The measure will apply to the 2007 and subsequent taxation years. The credit will be calculated by reference to the lowest personal income tax rate for the taxation year and can be claimed by either parent for eligible fees incurred during the calendar year.
     To be eligible for the credit, fees must be paid in respect of eligible expenses in an eligible program of physical activity. Eligible expenses will include those for the operation and administration of the program, instruction, renting facilities, equipment used in common (e.g. team jerseys provided for the season), referees and judges, and incidental supplies (e.g., trophies). Expenses that will not be eligible include the purchase or rental of equipment for exclusive personal use, travel, meals and accommodation.
     The government will establish a small group of experts in health and physical fitness to advise it on the definition of an “eligible program of physical activity” for the purposes of the credit. These consultations will consider among other things whether the activity should include an element of instruction or supervision, and the adaptation of the definition of an eligible program for children with disabilities.
     For the purposes of the consultation, a working definition of an eligible program of physical activity is as follows: an ongoing program suitable for children in which substantially all of the activities undertaken include a significant amount of physical activity that contributes to one or more of cardio-respiratory endurance, muscular strength, muscular endurance, flexibility and balance.
     Claims for the children’s fitness tax credit will need to be supported by a tax receipt that contains information sufficient for the Canada Revenue Agency to monitor compliance. Similarly, organizations will be required to keep relevant books and records.

Annex 3

     To ensure that the same expenses are not claimed under both the children’s fitness tax credit and the child care expense deduction, an individual will not be allowed to make a claim for a children’s fitness tax credit in respect of amounts for which any person has made a claim under the child care expense deduction.
Pension Income Credit
The pension income credit provides a non-refundable credit in respect of the first $1,000 of eligible pension income. For individuals aged 65 and over, eligible pension income includes lifetime annuity payments under a registered pension plan, a registered retirement savings plan or a deferred profit sharing plan and payments out of or under a registered retirement income fund. For individuals under 65 years of age, eligible pension income includes lifetime annuity payments under a registered pension plan and certain other payments received as a result of the death of the individual’s spouse or common-law partner.
     Budget 2006 proposes to provide greater tax relief to pensioners by increasing to $2,000 from $1,000, the maximum amount of eligible pension income that can be used in calculating the pension income credit.
     This measure will apply to the 2006 and subsequent taxation years.
Child Disability Benefit
The Canada Child Tax Benefit (CCTB) is the main federal instrument for the provision of financial assistance to families with children. The CCTB has three components: the CCTB base benefit, the National Child Benefit (NCB) supplement, and the Child Disability Benefit (CDB). The CDB is payable in respect of children, in low- and modest-income families, who meet the eligibility criteria for the disability tax credit (DTC).
     Under the current rules, eligible families would receive for the 2006-07 benefit year an annual CDB entitlement of up to $2,044 per qualified child as part of their monthly CCTB issuance. The CDB begins to be phased out when family net income reaches the amount at which the NCB supplement is fully phased out ($36,378 in July 2006 for families with three or fewer children). Beyond that income level, the CDB is currently being reduced at the same rates as those applying to the NCB supplement (that is, between 12.2 per cent and 33.3 per cent of family income in excess of the point at which the NCB supplement is fully phased out, depending on the number of DTC-eligible children in the family—see table below).

The Budget Plan 2006

     Budget 2006 proposes two changes to the CDB to enhance assistance to families with children eligible for the DTC.
     First, the Budget proposes to increase the maximum annual CDB to $2,300 from $2,044, starting in July 2006. The benefit will continue to be indexed for inflation thereafter.
     Second, the Budget proposes to extend the CDB to more families caring for a child eligible for the DTC by reducing the rates at which the CDB is reduced as family income rises.
     Effective July 2006, the CDB will be reduced at the same rates as the CCTB base benefit, that is 2 per cent of family income in excess of the amount at which the NCB supplement is fully phased out for families caring for one child eligible for the DTC, and 4 per cent of that excess for those caring for more than one child eligible for the DTC (see table below). Accordingly the CDB will be reduced to zero as net family income reaches $151,378 for a family caring for one or two children eligible for the DTC, and $208,878 for a family caring for three children eligible for the DTC. This change will significantly reduce effective marginal tax rates faced by families with incomes in the current CDB phase-out range and will extend eligibility for the CDB to nearly all families caring for children eligible for the DTC.
Table A3.16
Current and Proposed Income Thresholds of the Child Disability
Benefit–July 2006

Number of	Net Family	Phase-Out		Net Family Income at
DTC-Eligible	Income Start of	Rate (%)		Which Phase-Out Ends ($)
Children	Phase-Out ($)	Current	Proposed	Current	Proposed

1	36,378	12.2	2	55,230	151,378
2	36,378	23.0	4	56,378	151,378
3	36,378	33.3	4	57,099	208,878

Annex 3

Examples
Bernard and Simone, with a net family income of $50,000, have two children who are eligible for the DTC. Under the existing CDB, the family would receive $955 dollars in CDB payments for the 2006–07 benefit year. After the proposed changes, the family will receive $4,055.
Sandra, a single mother with a net family income of $100,000 has one child eligible for the DTC. Under the existing CDB, she would not qualify for the CDB. With the proposed changes, she will receive $1,028 in CDB benefits for the 2006-07 benefit year.
Refundable Medical Expense Supplement
The refundable medical expense supplement (RMES) improves work incentives for Canadians with disabilities by helping to offset the loss of coverage for medical and disability-related expenses when individuals move from social assistance to the paid labour force.
     The RMES is equal to 25 per cent of the total of the allowable portion of expenses that can be claimed under the medical expense tax credit and the expenses claimed under the disability supports deduction, up to a maximum credit of $767 for 2006. To target assistance to those with low-and modest-incomes, the supplement is reduced by 5 per cent of net family income above an income threshold ($21,663 for 2005).
     Budget 2006 proposes to increase the maximum amount of the RMES to $1,000 from $767 for the 2006 taxation year. The maximum amount will continue to be indexed for inflation thereafter.
     The Budget also proposes to set the income threshold at which the RMES starts to be reduced at its level for 2005—$21,663—to ensure that the supplement continues to be targeted to low- and modest-income Canadians. The threshold will be indexed for inflation thereafter. For 2006, it will be $22,140.
Tax Credit for Public Transit Passes
Budget 2006 proposes to allow individuals to claim a non-refundable tax credit for the cost of monthly public transit passes or those passes of a longer duration (e.g., annual passes). Public transit will include transit by local bus, streetcar, subway, commuter train, commuter bus and local ferry.

The Budget Plan 2006

The credit for a taxation year will be calculated by reference to the lowest personal income tax rate for the taxation year (i.e. 15.25 per cent for 2006 and 15.5 per cent for the 2007 and subsequent taxation years). It will be claimable by the individual or the individual’s spouse or common-law partner in respect of eligible transit costs of the individual, the individual’s spouse or common-law partner, and the individual’s dependent children that are under 19 years of age.
     Individuals making claims will be required to retain their receipts or passes for verification purposes. Consultations will take place with transit authorities to develop appropriate receipting practices.
     This measure will apply in respect of that portion of the cost of public transit passes that is in respect of transit on or after July 1, 2006.
Donations of Publicly-Listed Securities to Public Charities
Donations to registered Canadian charities are eligible for a charitable donations credit (if the donor is an individual) or a deduction (if the donor is a corporation). For individuals, the credit for the first $200 in total annual donations in a taxation year is calculated by reference to the lowest personal income tax rate for the taxation year (i.e. 15.25 per cent for 2006 and 15.5 per cent for the 2007 and subsequent taxation years), and the credit for donations above that $200 threshold is calculated by reference to the highest personal income tax rate for the taxation year. Provincial governments also provide tax assistance for charitable donations.
     Since 1997, donations of publicly-listed securities to charitable organizations and public foundations have been eligible for additional tax assistance. When a taxpayer donates to an eligible charity securities listed on a prescribed stock exchange (or certain other securities such as units in mutual funds), the capital gain that has accrued on the securities is included in income at only one-half the standard capital gains inclusion rate. Currently, the standard capital gains inclusion rate is 50 per cent, and therefore the inclusion rate for charitable donations of listed publicly-traded securities to eligible charities is 25 per cent.
     To encourage additional donations of listed publicly-traded securities to charitable organizations and public foundations, Budget 2006 proposes to reduce the capital gains inclusion rate for such donations to zero.

Annex 3

     Since 2000, an individual who makes a qualifying charitable donation of listed publicly-traded securities that were acquired with employee stock options has also been eligible for a special deduction that has the effect of taxing the associated employment benefit at the reduced capital gains inclusion rate. Budget 2006 also proposes to reduce the effective inclusion rate for such donations to zero per cent.
     These measures will apply to donations of eligible securities made on or after May 2, 2006.
Donations of Ecologically-Sensitive Land
The Ecological Gifts Program provides a way for Canadians with ecologically-sensitive land to protect natural areas and leave a legacy for future generations. Since 2000, donations to approved conservation charities of ecologically-sensitive land, or easements, covenants and servitudes on such land, have been eligible for special tax assistance. Under the Ecological Gifts Program, Environment Canada certifies that the land in question is ecologically sensitive, and an expert panel certifies the value of the donation. Under the Ecological Gifts Program, in addition to the charitable donations tax credit (for individuals) and the charitable donations deduction (for corporations) available to a donor in respect of a donation of ecologically-sensitive land to a conservation charity, the capital gain that has accrued on the land is included in calculating the donor’s income at only one-half the standard capital gains inclusion rate. Currently, the standard capital gains inclusion rate is 50 per cent, and therefore the capital gains inclusion rate for donations of ecologically-sensitive land to a conservation charity is 25 per cent.
     In order to help Canada’s landowners and conservation groups in their efforts to preserve Canada’s natural heritage, Budget 2006 proposes to reduce the capital gains inclusion rate for such donations to zero.
     This measure will apply to donations of ecologically-sensitive land made on or after May 2, 2006.
Large Corporation Dividends
Income earned by corporations is subject to corporate income tax and, on distribution as dividends to individuals, personal income tax. The personal income tax system, through the “gross-up” and dividend tax credit (DTC), currently provides recognition for corporate income taxes based on a 20 per cent combined federal-provincial rate, which is intended to

The Budget Plan 2006

approximate the small business corporate income tax rate. The existing gross-up is 25 per cent and the existing federal DTC is 13 1/3 per cent of the grossed-up amount. Because the federal-provincial general corporate income tax rate is higher than 20 per cent, the total personal and corporate income tax on earnings distributed as dividends can be higher than that paid on interest payments and income trust distributions.
     Budget 2006 confirms the government’s intention to proceed with measures consistent with those announced in a Notice of Ways and Means Motion tabled on November 23, 2005, which would enhance the gross-up and DTC for eligible dividends. Eligible dividends will generally include dividends paid after 2005 by public corporations (and other corporations that are not Canadian-controlled private corporations (CCPCs)) that are resident in Canada and subject to the general corporate income tax rate. In addition, CCPCs will be able to pay eligible dividends to the extent that their income (other than investment income) is subject to tax at the general corporate income tax rate.
     Specifically, in respect of eligible dividends, shareholders will include 145 per cent of the eligible dividend amount in income (that is, a 45 per cent gross-up), and the federal DTC with respect to eligible dividends will be approximately 19 per cent of the grossed-up amount (reflecting the general corporate income tax rate that will apply beginning in 2010).
     This measure will apply to eligible dividends paid after 2005.
Business Income Tax Measures
To foster investment and growth, and to create jobs, Budget 2006 proposes to eliminate the corporate surtax for all corporations in 2008 and reduce the general corporate income tax rate by 2 percentage points by 2010.
General Corporate Income Tax Rate
Budget 2006 proposes to reduce the general corporate income tax rate (after the 10-per-cent abatement for income earned in a province) to 19 per cent from 21 per cent by 2010. The general corporate income tax rate will be reduced to 20.5 per cent effective January 1, 2008, to 20 per cent effective January 1, 2009, and to 19 per cent effective January 1, 2010. The rate will be prorated for taxation years that include any of those dates.

Annex 3

     The rate reductions will apply to income that is taxed at the general corporate income tax rate. This income does not include small business income that is already eligible for the small business deduction; investment income of Canadian-controlled private corporations (CCPCs), which income is eligible for a special refundable tax; the income of credit unions eligible for the corporate tax rate reduction under section 137 of the Income Tax Act; and the income of mutual fund corporations, mortgage investment corporations, most deposit insurance corporations and investment corporations (as defined in the Income Tax Act), which income already qualifies for special tax treatment. Consistent with these proposals, measures will be introduced for taxation years that begin on or after May 2, 2006 to clarify that full-rate taxable income does not include any taxable income of a corporation that is not subject to tax at the general corporate income tax rate applicable under section 123 of the Income Tax Act.
Corporate Surtax
The corporate surtax applies to all corporations and is calculated at a rate of 4 per cent of federal corporate income tax payable after the 10-per-cent abatement for income earned in a province, but before credits such as the small business deduction and credits for foreign taxes paid.
     The elimination of the surtax for small- and medium-sized corporations in 2008 has already been legislated. Budget 2006 proposes to eliminate the corporate surtax for all remaining corporations effective January 1, 2008, prorated for taxation years that include that date. Its elimination is equivalent to a 1.12 percentage point reduction in corporate income tax rates and will simplify the tax system.
     The following table presents the federal corporate income tax rates reflecting the proposed rate reductions.
Table A3.17
Federal Corporate Income Tax Rates, 2006–2010

			Proposed Rates
	2006	2007	2008	2009	2010
			(per cent)
General corporate income tax rate	21.0	21.0	20.5	20.0	19.0
Corporate surtax	1.12	1.12	0.0	0.0	0.0

The Budget Plan 2006

Small Business Limit and Tax Rate
The small business deduction currently reduces the federal corporate income tax rate applied to the first $300,000 of qualifying active business income of a Canadian-controlled private corporation (CCPC) to 12 per cent.
     In order to provide additional tax relief to small businesses, Budget 2006 proposes that the annual amount of active business income eligible for the reduced tax rate—generally referred to as the “small business limit"—be increased as of January 1, 2007 to $400,000.
     Budget 2006 also proposes a 1-percentage point reduction in the 12 per cent tax rate. The reduction will be achieved as follows:
•	for 2008, the rate will be reduced to 11.5 per cent; and

•	as of January 1, 2009, the rate will be reduced to 11 per cent.
     The increase to the small business limit, and the rate reductions, will be pro-rated for corporations with taxation years that do not coincide with the calendar year. In addition, there will continue to be a requirement to allocate the small-business limit among associated corporations, and access to the small business deduction will continue to be phased out on a straight-line basis for CCPCs having between $10 million and $15 million of taxable capital employed in Canada.
     CCPCs are also eligible to earn investment tax credits at an enhanced rate of 35 per cent on up to $2 million of scientific research and experimental development (SR&ED) expenditures annually. This $2 million expenditure limit is reduced as a CCPC’s taxable income for the previous taxation year increases from $300,000 to $500,000 and taxable capital of the previous year increases from $10 million to $15 million. For these smaller CCPCs all tax credits earned at the higher 35-per-cent rate on current expenditures are fully refundable, and 40 per cent of tax credits earned at the higher 35-per-cent rate on capital expenditures is refundable.
     As a consequence of the proposal to increase the small business limit, the $2 million expenditure limit will be reduced where taxable income for the previous taxation year is between $400,000 and $600,000. This change will apply to taxation years that end after 2006. The phase-out based upon taxable capital will not be changed.
     CCPCs that claim the small business deduction are permitted to pay any balance of corporate income tax owing at the end of the third month after the end of their taxation year—one month later than other corporations—

Annex 3

provided their taxable income in the previous year is less than the small business limit for that year. As a consequence of increasing the small business limit, some CCPCs with taxable income above $300,000 but below the proposed new limit, will now have an additional month in which to pay any balance of tax owing.
     The following table presents the small business limit and tax rate reflecting the proposed changes.
Table A3.18
Small Business Limit and Tax Rates, 2006–2010

	Proposed Limit and Rates
	2006	2007	2008	2009	2010

Small business limit	300,000	400,000	400,000	400,000	400,000
Small business tax rate[1]	12	12	11.5	11	11

[1]	Small businesses also pay the corporate surtax, which currently is equivalent to a tax rate of 1.12%.
It will be eliminated in 2008.
Non-Capital Losses and Investment Tax Credits
Non-capital losses can currently be carried back up to 3 years and can also be carried forward 10 years. However, many businesses are unable to fully utilize their losses before they expire. To improve fairness and smooth out the impact of business cycles, Budget 2006 proposes to extend the non-capital loss carry-forward period of all taxpayers to 20 years.
     Investment tax credits (ITCs) provide considerable support for important economic activity such as scientific research and experimental development (SR&ED). Currently, ITCs can be carried back up to 3 years and forward up to 10 years. However, some businesses, such as research-intensive companies, can realize little profit for extended periods, which means that they may be unable to fully benefit from an ITC. To increase the ability of these companies to use ITCs, Budget 2006 also proposes to extend the ITC carry-forward period to 20 years.
     This measure will apply to non-capital losses, farm losses, restricted farm losses, losses applied under Part IV of the Income Tax Act, and Canadian life investment losses under Part XII.3 of the Act. It will also apply to ITCs earned for SR&ED, Atlantic investment, and mineral exploration. The measure is proposed to apply to losses incurred and credits earned in taxation years that end after 2005.

The Budget Plan 2006

Federal Capital Tax
The federal capital tax was introduced in 1989 as Part I.3 of the Income Tax Act. The tax is currently levied at a rate of 0.125 per cent on taxable capital in excess of $50 million. A corporation’s taxable capital is generally described as the total of its shareholder’s equity, surpluses and reserves, as well as loans and advances to the corporation, less certain types of investments in other corporations. A corporation’s federal income surtax (1.12 per cent of taxable income) is deductible against the corporation’s federal capital tax liability.
     Legislation has already been enacted to eliminate the federal capital tax in 2008. Budget 2006 proposes to eliminate the federal capital tax as of January 1, 2006—two years earlier than was originally scheduled. The federal capital tax rate will be pro-rated for taxation years that do not coincide with the calendar year.
     The following table summarizes the phase-out of the federal capital tax under existing law and the acceleration of the elimination proposed in this budget:
Table A3.19
Proposed Acceleration of Federal Capital Tax Elimination

	Capital Tax Rates
	2005	2006	2007	2008
	(per cent)

Current phase-out	0.175	0.125	0.0625	0.00
Proposed phase-out	0.175	0.00	0.00	0.00

     The corporate surtax in excess of a corporation’s federal capital tax liability for a taxation year can generally be applied against the corporation’s capital tax liability for its three previous and its seven subsequent taxation years. Corporations will continue to be able to apply the corporate surtax against the federal capital tax liability, if any, for the three previous tax years. For these purposes, the excess credits will continue to be computed by reference to a notional Part I.3 tax liability, based on the 0.225 per-cent federal capital tax rate and the $10 million capital deduction applicable immediately prior to the phasing out of the tax that began in 2004. Consequential amendments to subsection 225.1(8) and section 235 of the Act will also be made to ensure that certain rules applicable to large corporations continue to have effect after the elimination of the federal capital tax.

Annex 3

Minimum Tax on Financial Institutions
The federal capital tax on financial institutions, which was introduced in 1986 as Part VI of the Income Tax Act, is a minimum tax for banks, trust companies and mortgage loan companies. It was extended to life insurance companies in 1990. The tax is currently levied at a rate of 1.0 per cent on taxable capital employed in Canada between $200 million and $300 million, and at a rate of 1.25 per cent on taxable capital employed in Canada in excess of $300 million. This tax is in addition to the federal capital tax applicable to large corporations under Part I.3 of the Income Tax Act, as discussed above.
     Given the growth in the financial sector since the tax was first introduced, Budget 2006 proposes to increase the threshold above which the tax begins to apply to $1 billion and to adopt a single tax rate of 1.25 per cent on taxable capital employed in Canada over that threshold.
     A financial institution can reduce its capital tax payable by the amount of income tax it pays. Where income tax exceeds its capital tax payable for a taxation year, a financial institution can carry the excess income tax credits forward seven years and back three years. For the purposes of calculating amounts that can be carried back from taxation years that end on or after July 1, 2006 to taxation years that end before that date, such excess income tax credits will continue to be calculated as if the structure of the capital tax on financial institutions had not been changed. This will limit the ability of financial institutions to carry back to those years unused income tax credits that arise solely because of the reduction of the federal capital tax on financial institutions.
     These changes will apply starting July 1, 2006, prorated for financial institutions with taxation years that include that date.
Apprenticeship Job Creation Tax Credit
Budget 2006 proposes to introduce an Apprenticeship Job Creation Tax Credit in order to encourage employers to hire new apprentices in eligible trades. This measure will provide eligible employers with a non-refundable tax credit equal to 10 per cent of the salaries and wages paid to qualifying apprentices to a maximum credit of $2,000 per year per apprentice (i.e., the credit would be available on up to $20,000 of an apprentice’s salaries and wages). Eligible employers will be businesses that incur salaries and wages in respect of qualifying apprentices. Special rules will apply where an apprentice works for two or more related employers in a year so that the maximum tax credit in the year in respect of that apprentice that those employers can claim does not exceed $2,000.

The Budget Plan 2006

     A qualifying apprentice will be an apprentice who is working in a qualifying trade in the first two years of his or her provincially registered apprenticeship contract with an eligible employer. The qualifying trades will be prescribed and will include the 45 trades currently included in the Red Seal trades. The Red Seal allows a journeyperson to engage in their trade—without having to write further examinations—in any province or territory in Canada where the trade is recognized.
     In addition, the Minister of Finance may, in consultation with the Minister of Human Resources and Social Development, put forth regulations to prescribe other trades, which are economically strategic, to be an eligible trade. The Minister of Human Resources and Social Development will consult with the provinces and territories with a view to determining those trades that should be recommended to the Minister of Finance for prescription.
     As proposed above, unused credits may be carried back 3 years and forward 20 years by the employer to reduce federal income taxes otherwise payable in those years.
     The Apprenticeship Job Creation Tax Credit will be available to eligible employers in respect of salaries and wages that are paid to qualifying apprentices on or after May 2, 2006.
Capital Cost Allowance for Tools
A portion of the capital cost of depreciable property is deductible as capital cost allowance (CCA) each year, with the maximum CCA rate for each type of property set out in the Income Tax Regulations.
     Currently, tools that cost less than $200 are eligible for a 100-per-cent CCA rate under paragraph (h) of Class 12 of Schedule II to the Income Tax Regulations. Tools that cost $200 or more are generally eligible for a 20-per-cent CCA rate under Class 8 of Schedule II to the Income Tax Regulations.
     Budget 2006 proposes that the cost limit for access to the 100-per-cent Class 12 treatment be increased to $500 from $200 for such tools acquired on or after May 2, 2006.
     The budget also proposes to clarify the description of tools eligible under paragraph (h) of that class by specifically excluding electronic communication devices and electronic data processing equipment.

Annex 3

     Consequential to the increase in the cost limit for tools, Budget 2006 also proposes that the cost limit for kitchen utensils under paragraph (c) of Class 12 and medical or dental instruments under paragraph (e) of Class 12 be increased to $500 from $200 for such utensils and instruments acquired on or after May 2, 2006.
Accelerated Capital Cost Allowance for Forestry Bioenergy
Budget 2006 confirms the Government’s intention to proceed with proposed measures to extend eligibility for accelerated capital cost allowance under Class 43.1 (30 per cent rate) and Class 43.2 (50 per cent rate) of Schedule II to the Income Tax Regulations to cogeneration systems that use a type of biomass, commonly referred to as “black liquor” (or “spent pulping liquor”) used in the pulp and paper industry. This change will apply to eligible assets acquired on or after November 14, 2005, that have not been used or acquired for use before that date.
Other Measures
Administrative Provisions (Standardized Accounting)
The Government has, for a number of years, been working on an initiative referred to as “Standardized Accounting”, which aims to simplify tax compliance, primarily for business persons, by harmonizing various administrative, interest and penalty provisions across federal tax statutes. The goal of this initiative is an integrated set of rules for the payment of tax, calculation of interest, and penalties that simplifies the tax system for both tax filers and government administration and ultimately leads to increased efficiency and cost savings.
     The first series of Standardized Accounting measures, which harmonized a number of administrative and enforcement provisions under the Excise Tax Act (non-GST), the Excise Act, 2001, and the Income Tax Act, were announced in Budget 2003.
     Budget 2006 proposes measures that harmonize a number of other administrative, interest and penalty provisions, primarily as they relate to the Excise Tax Act (GST), but also affecting the Excise Tax Act (non-GST), Excise Act, 2001, Income Tax Act, and the Air Travellers Security Charge Act. These measures will apply based on an implementation date that is the later of April 1, 2007 and the date that legislation to give effect to the standardized accounting proposals receives Royal Assent. Specific coming-into-force provisions for the measures are described below.

The Budget Plan 2006

(a)	Changes to the Excise Tax Act (GST and non-GST), the Income Tax Act, the Excise Act, 2001 and the Air Travellers Security Charge Act
Withholding of Refunds/Rebates: Currently, the Excise Tax Act (GST), the Excise Act, 2001, and the Air Travellers Security Charge Act each restrict the payment of refunds until all returns required to be filed under each Act, and in some cases, under the other statutes as well, have been filed. The Excise Tax Act (non-GST) and the Income Tax Act are silent on this requirement. Budget 2006 proposes to restrict the payment or offset of a credit, other than the Child Tax Benefit, to a person until all returns, of which the Minister of National Revenue has knowledge, that the person is required to file under all the Acts have been filed. This measure will apply to amounts that are payable by the Minister on or after the implementation date.
     De Minimis Amounts: Currently, the threshold below which amounts are neither payable by a person or the Crown varies across the statutes. Furthermore, rather than deeming these amounts to be nil, in some statutes the Minister of National Revenue is required to write off the amounts. Budget 2006 proposes that where the total of all amounts payable by a person is $2 or less, the amount be deemed to be nil. In addition, if the total of all amounts owing by the Crown to a person is $2 or less, the amount may be offset against another liability of the person or, where no other liability exists, the amount will be deemed to be nil. This measure will apply to amounts owing on or after the implementation date.
     Interest on Fees for Dishonoured Instruments: Currently, if a fee is imposed on a person in respect of a dishonoured financial instrument used by the person to pay an amount under one of the Acts, the Crown is required to calculate interest on the charge pursuant to the Financial Administration Act. Budget 2006 proposes that the fee structure under the Financial Administration Act be incorporated into each of the relevant tax statutes, in order to have the interest rates under these statutes (and the date at which that interest begins to accrue) apply to the fee. This measure will come into force in respect of instruments dishonoured on or after the implementation date.

Annex 3

(b)	Changes to the Excise Tax Act (GST), the Income Tax Act, the Excise Act, 2001 and the Air Travellers Security Charge Act
Effect on Penalties and Interest When Due Dates are Extended: While currently each of these statutes allows the Minister of National Revenue to extend the deadline for filing a return, and most statutes permit extensions for remitting amounts, the treatment of penalties and interest when an extension is given varies across the Acts. Budget 2006 proposes that when the Minister extends, under any of the Acts, the deadline to file a return or remit an amount, late-filing penalties and interest will not apply in respect of the return or amount until after the extension expires. In addition, late-filing penalties and interest will apply only in respect of the period after the extension. This measure will apply to returns that are required to be filed on or after the implementation date.
(c)	Changes to the Excise Tax Act (GST and non-GST), the Excise Act, 2001 and the Air Travellers Security Charge Act
Ten-Year Limitation Period for Exercises of Ministerial Discretion: Currently, the Minister of National Revenue is authorized to waive or cancel any interest, and in some cases late-remittance penalties, that were imposed on a person. Budget 2006 proposes that the Minister may waive or cancel any interest and late-filing penalties that became payable in any of the ten preceding calendar years. This measure will apply in respect of requests made to the Minister on or after the implementation date.
     Late-Filing Penalties: Currently, these statutes do not contain a penalty for returns that are filed late by a person. Budget 2006 proposes that a late-filing penalty, modelled after a similar penalty under the Income Tax Act, be introduced with a rate of 1.0 per cent of the outstanding balance on the return plus an additional 0.25 per cent for each complete month the return remains outstanding, to a maximum of 12 months. This measure will apply to returns that are required to be filed on or after the implementation date. The measure will also apply to returns outstanding as of that date, but the 0.25-per-cent per month portion of the penalty will apply only in respect of the period after the implementation date. Currently, the penalties for failure to file when required under a demand vary among the statutes. Budget 2006 will set the penalty at $250 in respect of demands served on or after implementation date.

The Budget Plan 2006

(d)	Changes to the Excise Tax Act (GST), the Excise Act, 2001 and the Air Travellers Security Charge Act
Period of Interest Accrual on Cancelled Penalties and Interest: Currently, where the Minister of National Revenue receives a request for relief from a person and cancels penalties or interest previously paid by the person, interest in respect of the cancelled amount will be payable to the person. However, the date upon which interest begins to accrue on amounts to be repaid to a person varies across each statute. Budget 2006 proposes that interest payable to a person in respect of cancelled penalties and interest will begin to accrue 30 days after the day the Minister receives a request from a person, and will end on the day the amount is refunded or offset against another liability. This measure will come into force on the implementation date.
(e)	Changes to the Excise Tax Act (non-GST), the Income Tax Act and the Excise Act, 2001
Collection Restrictions: Currently, the Minister of National Revenue is required to wait at least 90 days from the date of a notice of assessment before the Minister may commence collection by way of deduction or set-off against amounts owing to the person. Budget 2006 proposes to remove this 90-day collection restriction. This measure will apply in respect of amounts payable by the Minister on or after the implementation date.
(f)	Changes to the Excise Tax Act (GST) and the Air Travellers Security Charge Act
Interest Calculation: Currently, interest on amounts owed by persons is based on the Government of Canada Treasury Bill rate plus an additional 6-per-cent penalty, while interest on amounts owed to persons is based on the Treasury Bill rate. Budget 2006 proposes that the rate of interest on amounts owed by persons be based on the Treasury Bill rate, rounded up to the nearest percentage point, plus 4 per cent, and that the 6-per-cent penalty be removed. Interest on amounts owed to persons will be based on the Treasury Bill rate, rounded up, plus 2 per cent. This measure will apply to all amounts payable on or after the implementation date.
(g)	Changes to the Excise Tax Act (GST)
Day Credit Interest Begins to Accrue: Currently, interest on amounts owing to a person begins to accrue the later of 21 days after the date a credit return is filed or a claim is made in respect of particular rebates, while interest on amounts owing to a person for other rebates begins 60 days

Annex 3

from the date of filing a claim. Budget 2006 proposes that the Excise Tax Act be amended to provide that interest on all amounts owing to a person begins to accrue 30 days after the person files a credit return or rebate claim. This measure will apply to reporting periods, and to claim periods in respect of specified rebates, that end, as well as to claims for other rebates that are filed, on or after the implementation date.
(h)	Changes to the Income Tax Act and the Income Tax Regulations
Reallocation of Payments: The Income Tax Act currently allows the Minister of National Revenue to reallocate amounts paid by a person to the Minister, but only between specified accounts within that Act. Budget 2006 proposes that the Minister be authorized to reallocate, upon a person’s request, amounts paid by the person under the Income Tax Act to amounts payable by that person under the Excise Tax Act (GST and non-GST), the Excise Act, 2001 or the Air Travellers Security Charge Act, with the reallocation taking effect from the date the amount was paid under the first Act. The result of this amendment will be that amounts paid under any of those Acts can be applied against amounts payable under any other of those Acts. This measure will come into force in respect of reallocation requests made on or after the implementation date.
     Non-Deductibility of Interest and Penalties: The Income Tax Act was amended in 2004 to provide that fines and penalties are not generally deductible. However, pending the outcome of ongoing work relating to the harmonization of administrative rules—including penalties and interest—under various tax statutes, it was proposed at that time that this prohibition on the deductibility of penalties not apply to prescribed penalty interest imposed under the Excise Act, the Air Travellers Security Charge Act and the GST/HST portions of the Excise Tax Act. As this harmonization exercise is now complete with the introduction of the proposals outlined above, Budget 2006 proposes that this prescription be removed in so far as it relates to the Air Travellers Security Charge Act and the GST/HST portions of the Excise Tax Act. In addition, interest payable under the Air Travellers Security Charge Act and the GST/HST portions of the Excise Tax Act will no longer be deductible for income tax purposes.
     These measures will apply to taxation years that begin on or after the implementation date.

The Budget Plan 2006

(i)	Changes to the Excise Tax Act (non-GST)
Repeal of Instalment Periods for Excise Taxes: Currently, most taxpayers are required to pay instalments in respect of a fiscal month within 21 days after the end of the month. Large taxpayers must pay a first instalment in respect of a fiscal month by the end of the month and a second instalment within 15 days after the end of the month. For both types of taxpayers, the outstanding balance in respect of a fiscal month must be paid by the end of the following fiscal month. Budget 2006 proposes the repeal of the provisions requiring instalment payments, so that excise taxpayers would be required to pay tax in respect of a fiscal month by the end of the following month. This measure will come into force for fiscal months that begin on or after the implementation date.
Measures Announced in the 2005 Budget
A limited number of tax measures that were originally proposed in the 2005 budget and the Notice of Ways and Means Motion tabled on November 17, 2005 were not legislated before Parliament prorogued as a result of the election call. Budget 2006 confirms the Government’s intention to proceed with measures which would introduce a tax deferral in respect of certain dividends paid after 2005 by agricultural cooperatives, and would for the 2005 and subsequent taxation years,
•	introduce a new tax credit for adoption expenses,

•	respond to recommendations of the Technical Advisory Committee on Tax Measures for Persons with Disabilities concerning the eligibility criteria for the disability tax credit and the expenses eligible for the disability supports deduction,

•	expand the list of expenses eligible for the medical expenses tax credit, and clarify the eligibility of home renovation and construction expenses, and

•	double the amount of disability-related and medical expenses that can be claimed by a caregiver.
     Budget 2006 also confirms the Government’s intention to enact regulations to implement the changes to the capital cost allowance (CCA) provisions proposed in the 2005 budget. These changes, which will be effective as of February 23, 2005, set new rates for certain electricity assets, transmission pipelines, and telecommunications cables. They also enhance and extend the accelerated CCA provisions for efficient and renewable energy generation equipment.

Annex 3

Functional Currency Tax Reporting
Currently, all taxpayers are required to report and determine their income for Canadian tax purposes in Canadian dollars. There are, however, certain corporations resident in Canada that are required by Canadian and international accounting rules to determine their income for financial reporting purposes in a currency (the “functional currency”) other than the Canadian dollar if their business activities are conducted primarily in that currency. These corporations are concerned that the requirement to report their income for tax purpose in Canadian currency can distort their financial results and impair their international competitiveness.
     Budget 2006 proposes to explore allowing corporations, required for financial reporting purposes to report in a functional currency other than the Canadian dollar, to determine their income for Canadian tax purposes in that functional currency. To this end, the Department of Finance intends to release a discussion draft of legislative proposals for comment.
Aboriginal Tax Policy Measures
Taxation is an integral part of good governance as it promotes greater accountability and self-sufficiency. Therefore, the federal government supports initiatives encouraging the exercise of taxation powers by Aboriginal governments.
     To date, the federal government has entered into 20 sales tax arrangements whereby Indian Act bands and Aboriginal self- governments levy a sales tax within their reserves or their settlement lands. In addition, 11 arrangements respecting personal income taxes are in effect with Aboriginal self-governments under which they impose a personal income tax on all residents within their settlement lands. The federal government confirms its willingness to discuss and put into effect direct taxation arrangements with interested Aboriginal governments.
     The federal government is also prepared to facilitate taxation arrangements between provinces, territories and interested Aboriginal governments. In 2004, the federal government introduced legislation to provide authority to interested Indian Act bands situated in Quebec to levy direct sales taxes harmonized with any of the sales taxes levied by the Government of Quebec. The Governments of Manitoba and of

The Budget Plan 2006

Saskatchewan have recently requested that the federal government facilitate provincial tax arrangements with Aboriginal governments in their province. The federal government will, therefore, introduce similar legislation to facilitate tax administration agreements in these two provinces. The federal government remains willing to work with any provincial or territorial government that shares an interest in concluding similar taxation arrangements with Aboriginal governments.
     A technical amendment is proposed to the Yukon First Nations Self-Government Act in order to ease the transition to self-taxation.

Notices of Ways
and Means Motions

Annex 3

Notice of Ways and Means Motion to amend the Excise Tax Act, the Excise Act, 2001, the Excise Act and the Air Travellers Security Charge Act relating to the rate reduction for the GST and the federal component of the HST
That it is expedient to amend the Excise Tax Act, the Excise Act, 2001, the Excise Act and the Air Travellers Security Charge Act as follows:
Part 1—Excise Tax Act
     1. (1) The description of G in paragraph (a) of the definition “basic tax content” in subsection 123(1) of the Excise Tax Act is replaced by the following:
     G is
(A) 7%, if the amount determined for D is included, or would be included if the tax became payable, in the description of A in subsection 225.2(2) for a reporting period of the selected listed financial institution that ends before July 1, 2006, and
(B) 6%, in any other case,
     (2) The description of P in paragraph (b) of the definition “basic tax content” in subsection 123(1) of the Act is replaced by the following:
     P is
(A) 7%, if the amount determined for M is included, or would be included if the tax became payable, in the description of A in subsection 225.2(2) for a reporting period of the selected listed financial institution that ends before July 1, 2006, and
(B) 6%, in any other case,
     (3) Subsections (1) and (2) come into force, or are deemed to have come into force, on July 1, 2006.
     2. (1) Subsection 165(1) of the Act is replaced by the following:
Imposition of goods and services tax
     165. (1) Subject to this Part, every recipient of a taxable supply made in Canada shall pay to Her Majesty in right of Canada tax in respect of the supply calculated at the rate of 6% on the value of the consideration for the supply.

The Budget Plan 2006

(2) Subsection (1) applies
(a) to any supply (other than a supply deemed under section 191 of the Act to have been made) made on or after July 1, 2006;
(b) for the purposes of calculating tax in respect of any supply (other than a supply by way of sale of real property) made before July 1, 2006, but only in respect of the portion of the tax that
(i) becomes payable on or after July 1, 2006, without having been paid before that day, or
(ii) is paid on or after July 1, 2006 without having become payable;
(c) for the purposes of calculating tax in respect of any supply (other than a supply deemed under Part IX of the Act to have been made) by way of sale of real property made before July 1, 2006, if ownership and possession of the property are transferred on or after July 1, 2006 to the recipient under the agreement for the supply unless the supply is a supply of a residential complex pursuant to an agreement of purchase and sale, evidenced in writing, entered into on or before May 2, 2006;
(d) to any supply by way of sale of a residential complex, which is a single unit residential complex (as defined in subsection 123(1) of the Act) or a residential condominium unit, deemed under subsection 191(1) of the Act to have been made on or after July 1, 2006, unless the supply is deemed to have been made as a consequence of the builder giving possession of the complex to a person under an agreement, entered into on or before May 2, 2006, for the supply by way of sale of the building or part of it in which the residential unit forming part of the complex is situated;
(e) to any supply by way of sale of a residential condominium unit deemed under subsection 191(2) of the Act to have been made on or after July 1, 2006, unless possession of the unit was given to the particular person referred to in that subsection before July 1, 2006;
(f) to any supply by way of sale of a residential complex deemed under subsection 191(3) of the Act to have been made on or after July 1, 2006, unless the supply is deemed to have been made as a consequence of the builder giving possession of a residential unit in the complex to a person under an agreement for the supply by way of sale of the building or part of it forming part of the complex and

Annex 3

(i) the agreement was entered into on or before May 2, 2006, or
(ii) another agreement was entered into on or before May 2, 2006 by the builder and another person and that other agreement was not terminated before July 1, 2006, and was for the supply by way of sale of the building or part of it forming part of the complex;
(g) to any supply by way of sale of an addition to a residential complex deemed under subsection 191(4) of the Act to have been made on or after July 1, 2006, unless the supply is deemed to have been made as a consequence of the builder giving possession of a residential unit in the addition to a person under an agreement for the supply by way of sale of the building or part of it forming part of the complex and
(i) the agreement was entered into on or before May 2, 2006, or
(ii) another agreement was entered into on or before May 2, 2006 by the builder and another person and that other agreement was not terminated before July 1, 2006, and was for the supply by way of sale of the building or part of it forming part of the addition;
(h) for the purposes of calculating tax on the cost to another person of supplying property or a service to a financial institution under paragraph (c) of the description of A in subsection 225.2(2) of the Act if the reporting period of the financial institution ends on or after July 1, 2006; and
(i) for the purposes of determining or calculating any of the following amounts if none of paragraphs (a) to (h) applies:
(i) tax on or after July 1, 2006,
(ii) tax that is not payable but would have been payable on or after July 1, 2006, in the absence of certain circumstances described in the Act, and
(iii) an amount or a number, at any time on or after July 1, 2006, by or in accordance with an algebraic formula that makes reference to the rate set out in subsection 165(1) of the Act.

The Budget Plan 2006

     3. (1) The description of A in clause 173(1)(d)(vi)(B) of the Act is replaced by the following:
A is
(I) where
1. the benefit amount is required to be included under paragraph 6(1)(a) or (e) of the Income Tax Act in computing the individual’s income from an office or employment and the last establishment of the employer at which the individual ordinarily worked or to which the individual ordinarily reported in the year in relation to that office or employment is located in a participating province, or
2. the benefit amount is required under subsection 15(1) of that Act to be included in computing the individual’s income and the individual is resident in a participating province at the end of the year, the total of 5% and the tax rate for the participating province, and
(II) in any other case, 5%,
     (2) Subsection (1) applies to the 2006 and subsequent taxation years of an individual, except that for the 2006 taxation year, the reference to “5%” in the description of A in clause 173(1)(d)(vi)(B) of the Act shall be read as “5.5%”.
     4. (1) Paragraph 174(e) of the French version of the Act is replaced by the following:
e) la personne est réputée avoir payé, au moment du versement de l’indemnité et relativement à la fourniture, une taxe égale au résultat du calcul suivant :
A x (B/C)
où :
A représente le montant de l’indemnité,
B :
(i) la somme du taux fixé au paragraphe 165(1) et du taux de taxe applicable à une province participante si, selon le cas :
(A) la totalité ou la presque totalité des fournitures relativement auxquelles l’indemnité est versée ont été effectuées dans des provinces participantes,

Annex 3

(B) l’indemnité est versée en vue de l’utilisation du véhicule à moteur dans des provinces participantes,
(ii) dans les autres cas, le taux fixé au paragraphe 165(1), C la somme de 100 % et du pourcentage déterminé selon l’élément B.
     (2) Paragraph 174(f) of the English version of the Act is replaced by the following:
(f) the person is deemed to have paid, at the time the allowance is paid, tax in respect of the supply equal to the amount determined by the formula
A x (B/C)
     where
     A is the amount of the allowance, and
     B is
(i) the total of the rate set out in subsection 165(1) and the tax rate for a participating province if
(A) all or substantially all of the supplies for which the allowance is paid were made in participating provinces, or
(B) the allowance is paid for the use of the motor vehicle in participating provinces, and
(ii) in any other case, the rate set out in subsection 165(1), and C is the total of 100% and the percentage determined for B.
     (3) Subsections (1) and (2) apply to any allowance paid by a person on or after July 1, 2006.
     5. (1) The description of A in subsection 176(1) of the Act is replaced by the following:
A is
(a) if the supply is made in a participating province, the total of the rate set out in subsection 165(1) and the tax rate for that province, and
(b) in any other case, the rate set out in subsection 165(1),
     (2) Subsection (1) applies to any supply made on or after July 1, 2006.

The Budget Plan 2006

     6. (1) The definition “tax fraction” in subsection 181(1) of the Act is replaced by the following:
“tax fraction”
“tax fraction” of a coupon value or of the discount or exchange value of a coupon means
(a) where the coupon is accepted in full or partial consideration for a supply made in a participating province, the fraction
A/B
     where
     A is the total of the rate set out in subsection 165(1) and the tax rate for that participating province, and
     B is the total of 100% and the percentage determined for A; and
     (b) in any other case, the fraction
C/D
     where
     C is the rate set out in subsection 165(1), and
     D is the total of 100% and the percentage determined for C.
     (2) Subsection (1) applies to any coupon that is accepted on or after July 1, 2006 in full or partial consideration for a supply.
     7. (1) The description of A in paragraph 181.1(a) of the French version of the Act is replaced by the following:
     A représente :
(i) si la taxe prévue au paragraphe 165(2) était payable relativement à la fourniture du bien ou du service au profit de la personne, la somme du taux fixé au paragraphe 165(1) et du taux de taxe applicable à la province participante dans laquelle cette fourniture a été effectuée,
(ii) dans les autres cas, le taux fixé au paragraphe 165(1),

Annex 3

     (2) The description of A in paragraph 181.1(e) in the English version of the Act is replaced by the following:
     A is
(i) if tax under subsection 165(2) was payable in respect of the supply of the property or service to the particular person, the total of the rate set out in subsection 165(1) and the tax rate of the participating province in which that supply was made, and
(ii) in any other case, the rate set out in subsection 165(1), and
     (3) Subsections (1) and (2) apply to any supply of property or a service in respect of which tax became payable on or after July 1, 2006 if the supply is made to a person to whom a registrant pays a rebate in respect of the property or service.
     8. (1) The description of B in paragraph 182(1)(a) of the Act is replaced by the following:
     B is
(i) if tax under subsection 165(2) was payable in respect of the supply, the total of 100%, the rate set out in subsection 165(1) and the tax rate for the participating province in which the supply was made, and
(ii) in any other case, the total of 100% and the rate set out in subsection 165(1), and
     (2) Subsection (1) applies to an amount that is paid or forfeited on or after July 1, 2006 and to a debt or other obligation that is reduced or extinguished on or after that day without payment on account of the debt or obligation.
     9. (1) The description of A in paragraph 183(4)(a) of the Act is replaced by the following:
     A is
(i) if the supply is made in a participating province, the total of the rate set out in subsection 165(1) and the tax rate for that province, and
(ii) in any other case, the rate set out in subsection 165(1),

The Budget Plan 2006

     (2) The description of A in subparagraph 183(5)(b)(i) of the Act is replaced by the following:
A is
(A) if the property is situated in a participating province at the particular time, the total of the rate set out in subsection 165(1) and the tax rate for that province, and
(B) in any other case, the rate set out in subsection 165(1),
     (3) The description of A in subparagraph 183(6)(a)(ii) of the Act is replaced by the following:
A is
(I) the rate set out in subsection 165(1) if
1. the property is situated in a participating province at the particular time, it was seized or repossessed before the day that is three years after the implementation date for that province (as defined in section 348) and tax would not have been payable had the property been purchased in Canada from the person at the time it was seized or repossessed, or
2. the property is situated in a non-participating province at the particular time, and
(II) in any other case, the total of the rate set out in subsection 165(1) and the tax rate for the participating province in which the property is situated at the particular time,
     (4) The description of A in paragraph 183(6)(b) of the Act is replaced by the following:
     A is
(i) if the property is situated in a participating province at the particular time, the total of the rate set out in subsection 165(1) and the tax rate for that province, and
(ii) in any other case, the rate set out in subsection 165(1),
     (5) Subsections (1) to (4) apply to property that is seized or repossessed by a creditor if the creditor begins, on or after July 1, 2006, to use the property otherwise than in the making of a supply of the property.

Annex 3

     10. (1) The description of A in paragraph 184(3)(a) of the Act is replaced by the following:
     A is
(i) if the supply is made in a participating province, the total of the rate set out in subsection 165(1) and the tax rate for that province, and
(ii) in any other case, the rate set out in subsection 165(1),
     (2) The description of A in subparagraph 184(4)(b)(i) of the Act is replaced by the following:
A is
(A) if the property is situated in a participating province at the particular time, the total of the rate set out in subsection 165(1) and the tax rate for that province, and
(B) in any other case, the rate set out in subsection 165(1),
     (3) The description of A in subparagraph 184(5)(a)(ii) of the Act is replaced by the following:
A is
(A) the rate set out in subsection 165(1) if
(I) the property is situated in a participating province at the particular time, it was transferred before the day that is three years after the implementation date for that province (as defined in section 348) and tax would not have been payable had the property been purchased in Canada from the person at the time it was transferred, or
(II) the property is situated in a non-participating province at the particular time, and
(B) in any other case, the total of the rate set out in subsection 165(1) and the tax rate for the participating province in which the property is situated at the particular time,
     (4) The description of A in paragraph 184(5)(b) of the Act is replaced by the following:
     A is
(i) if the property is situated in a participating province at the particular time, the total of the rate set out in subsection 165(1) and the tax rate for that province, and

The Budget Plan 2006

(ii) in any other case, the rate set out in subsection 165(1),
     (5) Subsections (1) to (4) apply to property that is transferred to an insurer if the insurer begins on or after July 1, 2006 to use the property otherwise than in the making of a supply of the property.
     11. (1) The description of A in clause 184.1(2)(d)(i)(A) of the Act is replaced by the following:
A is
(I) if the supply deemed under subparagraph (a)(i) to be made by the surety is made in a participating province, the total of the rate set out in subsection 165(1) and the tax rate for the participating province, and
(II) in any other case, the rate set out in subsection 165(1), and
     (2) Subsection (1) applies to a person acting as a surety under a performance bond in respect of a contract for a particular taxable supply of construction services if a contract payment (within the meaning of subsection 184.1(2) of the Act) becomes due or is paid without having become due to the person on or after July 1, 2006 by reason of the person carrying on the particular construction.
     (3) Despite subsection (2) and for the purpose of determining the total amount of all input tax credits in respect of direct inputs (within the meaning of paragraph 184.1(2)(c) of the Act), where a surety is carrying on construction of real property situated in Canada as full or partial satisfaction of the surety’s obligation under a bond, a contract payment (within the meaning of paragraph 184.1(2)(a) of the Act), other than a contract payment that is not in respect of the particular construction, becomes due or is paid without having become due before July 1, 2006 and another contract payment (within the meaning of paragraph 184.1(2)(a) of the Act), other than a contract payment that is not in respect of the particular construction, becomes due without having been paid before that day or is paid without having become due on or after that day, clause 184.1(2)(d)(i)(A) of the Act shall be read as follows:
(A) the amount determined by the formula
(A x B) + (C x D)

Annex 3

where
A is
(I) if the supply deemed under subparagraph (a)(i) to be made by the surety is made in a participating province, the total of 7% and the rate of tax for that participating province, and
(II) in any other case 7%,
B is the total of all contract payments (other than contract payments that are not in respect of the particular construction) that become due before July 1, 2006 or are paid, without having become due, to the surety before that day,
C is
(I) if the supply deemed under subparagraph (a)(i) to be made by the surety is made in a participating province, the total of 6% and the rate of tax for the participating province, and
(II) in any other case, 6%, and
D is the total of all contract payments (other than contract payments that are not in respect of the particular construction) that becomes due on or after July 1, 2006 without having been paid before that day or are paid, without having become due, to the surety on or after July 1, 2006
     12. (1) The description of B in paragraph 187(c) of the Act is replaced by the following:
     B is
(i) if that supply is made in a participating province, the total of 100%, the rate set out in subsection 165(1) and the tax rate for that province, and
(ii) in any other case, the total of 100% and the rate set out in subsection 165(1),
     (2) Subsection (1) comes into force, or is deemed to have come into force, on July 1, 2006.
     13. (1) Subsection 188(1) of the Act is replaced by the following:
Prizes
     188. (1) If a commercial activity of a registrant (other than a registrant to whom subsection (5) applies) consists of taking bets or conducting games of chance and, in the course of that activity, the registrant pays an amount

The Budget Plan 2006

of money at any time in a reporting period as a prize or winnings to a bettor or a person playing or participating in the games, for the purpose of determining an input tax credit of the registrant, the registrant shall be deemed to have received at that time a taxable supply of a service for use exclusively in the activity and to have paid, at that time, tax in respect of the supply equal to the amount determined by the formula
(A/B) x C
where
A is
(a) if the supply is made in a participating province, the total of the rate set out in subsection 165(1) and the tax rate for that province, and
(b) in any other case, the rate set out in subsection 165(1),
B is the total of 100% and the percentage determined for A, and
C is the amount of money paid as the prize or winnings.
     (2) Subsection (1) is deemed to have come into force on April 1, 1997.
     14. (1) The portion of subsection 193(1) of the Act before paragraph (a) is replaced by the following:
Sale of real property
     193. (1) Subject to subsection (2.1), if at a particular time a registrant makes a particular taxable supply of real property by way of sale, other than
     (2) The portion of subsection 193(2) of the Act before paragraph (a) is replaced by the following:
Sale by public sector bodies
     (2) Subject to subsection (2.1), if at a particular time a registrant that is a public sector body (other than a financial institution) makes a particular taxable supply of real property by way of sale (other than a supply that is deemed under subsection 200(2) or 206(5) to have been made) and, immediately before the time tax becomes payable in respect of the particular taxable supply, the property was not used by the registrant primarily in commercial activities of the registrant, except where subsection (1) applies, the registrant may, despite section 170 and Subdivision d, claim an input tax credit for the reporting period in which tax in respect of the particular taxable supply became payable or is deemed to have been collected, as the case may be, equal to the lesser of

Annex 3

     (3) Section 193 of the Act is amended by adding the following after subsection (2):
Limitation
     (2.1) If the particular taxable supply of property referred to in subsection (1) or (2) is made at a particular time by a public sector body to another person with whom the public sector body is not dealing at arm’s length, the value of A in subsection (1) and the input tax credit under subsection (2) shall not exceed the lesser of
     (a) the basic tax content of the property at the particular time; and
     (b) the amount determined by the formula
(A/B) x C
where
A is the basic tax content of the property at the particular time,
B is the amount that would be the basic tax content of the property at that time if that amount were determined without reference to the description of B in paragraph (a) and the description of K in paragraph (b) of the definition of “basic tax content” in subsection 123(1), and
C is the tax that is or would, in the absence of section 167, be payable in respect of the particular taxable supply.
     (4) Subsections (1) to (3) apply to any supply in respect of which tax becomes payable or would have become payable, in the absence of section 167 of the Act, on or after July 1, 2006.
     15. (1) The description of A in paragraph 194(a) of the Act is replaced by the following:
     A is
(i) if tax under subsection 165(2) was payable in respect of the supply, the total of the rate set out in subsection 165(1) and the tax rate for the participating province in which the supply was made, and
(ii) in any other case, the rate set out in subsection 165(1),
     (2) Subsection (1) applies to any supply of real property in respect of which ownership and possession under the agreement for the supply are transferred on or after July 1, 2006.

The Budget Plan 2006

     16. (1) The description of A in paragraph 202(4)(b) of the Act is replaced by the following:
     A is
(i) in the case of an acquisition or importation in respect of which tax is payable only under subsection 165(1) or section 212 or 218, as the case may require, and in the case of an acquisition deemed to have been made under subsection (5) of a vehicle or aircraft in respect of which no tax under subsection 165(2) was payable by the registrant, the amount determined by the formula
C/D
where
C is the rate set out in subsection 165(1), and
D is the total of 100% and the percentage determined for C,
(ii) in the case of the bringing into a participating province of the vehicle or aircraft from a non-participating province and in the case of an acquisition in respect of which tax under section 220.06 is payable, the amount determined by the formula
E/F
where
E is the tax rate for the participating province, and
F is the total of 100% and the percentage determined for E, and
(iii) in any other case, the amount determined by the formula
G/H
where
G is the total of the rate set out in subsection 165(1) and the tax rate for a participating province, and
H is the total of 100% and the percentage determined for G, and

Annex 3

     (2) Subsection (1) applies to any taxation year of a registrant that ends on or after July 1, 2006, except that for the taxation year of the registrant that includes that day the description of A in paragraph 202(4)(b) of the Act, as amended by subsection (1), shall be read as follows:
     A is
(i) in the case of an acquisition or importation in respect of which tax is payable only under subsection 165(1) or section 212 or 218 of the Act, as the case may require, and in the case of an acquisition deemed to have been made under subsection (5) of a vehicle or aircraft in respect of which no tax under subsection 165(2) of the Act was payable by the registrant, 6.5/106.5,
(ii) in the case of the bringing into a participating province of the vehicle or aircraft from a non-participating province and in the case of an acquisition in respect of which tax under section 220.06 of the Act is payable, 8/108, and
(iii) in any other case, 14.5/114.5, and
     17. (1) Paragraphs 211(4)(a) and (b) of the Act are replaced by the following:
(a) to have made, immediately before that day, a taxable supply of the property by way of sale and to have collected, on that day, tax in respect of the supply equal to the basic tax content of the property on that day; and
(b) to have received, on that day, a taxable supply of the property by way of sale and to have paid, on that day, tax in respect of the supply equal to the basic tax content of the property on that day.
     (2) Subsection (1) applies in respect of an election that is revoked and ceases to have effect on or after May 2, 2006.
     18. (1) Section 212 of the Act is replaced by the following:
Imposition of goods and services tax
     212. Subject to this Part, every person who is liable under the Customs Act to pay duty on imported goods, or who would be so liable if the goods were subject to duty, shall pay to Her Majesty in right of Canada tax on the goods calculated at the rate of 6% on the value of the goods.
     (2) Subsection (1) applies to goods imported into Canada, or released (as defined in the Customs Act), on or after July 1, 2006.

The Budget Plan 2006

     19. (1) Section 218 of the Act is replaced by the following:
Imposition of goods and services tax
     218. Subject to this Part, every recipient of an imported taxable supply shall pay to Her Majesty in right of Canada tax calculated at the rate of 6% on the value of the consideration for the imported taxable supply.
     (2) Subsection (1) applies
(a) to any imported taxable supply made on or after July 1, 2006;
(b) for the purposes of calculating tax in respect of any imported taxable supply made before July 1, 2006, but only in respect of consideration that becomes due on or after that day without having been paid before that day or that is paid, without having become due, on or after July 1, 2006; and
(c) if neither paragraph (a) nor (b) applies, for the purposes of determining or calculating tax that is not payable but would have been payable on or after July 1, 2006, in the absence of certain circumstances described in the Act.
     20. (1) The description of E in subsection 225.2(2) of the Act is replaced by the following:
     E is the rate set out in subsection 165(1);
     (2) Subsection (1) applies for the purposes of determining the net tax of a selected listed financial institution for a reporting period of the selected listed financial institution that ends on or after July 1, 2006.
     21. (1) The description of A in subparagraph 233(2)(a)(i) of the Act is replaced by the following:
     A is the total of 100%, the rate set out in subsection 165(1) and the tax rate for that province, and
     (2) Subparagraph 233(2)(a)(ii) of the Act is replaced by the following:
(ii) the total consideration for all supplies (in this subparagraph referred to as the “non-participating provinces’ supplies”) that are specified supplies to which subsection 165(2) did not apply by the amount determined by the formula
(100%/A) x B

Annex 3

where
A is the total of 100% and the rate set out in subsection 165(1),
B is
(A) if the particular person has made an election under this subsection that is in effect for that fiscal year, the part of the dividend that is in respect of the non-participating province’s supplies, and
(B) in any other case, the amount determined by the formula
(C/D) x E
where
C is the portion of the total of the values determined, in computing the specified amount in respect of the dividend, for B and D in subsection (1) that is attributable to supplies made in non-participating provinces,
D is the total referred to in the description of C, and
E is the specified amount in respect of the dividend; and
     (3) Subsections (1) and (2) apply in respect of a patronage dividend paid on or after July 1, 2006.
     22. (1) The description of A in subsection 253(1) of the Act is replaced by the following:
A is
(a) where the tax paid by the individual includes only tax imposed under subsection 165(1) or section 212 or 218, the amount determined by the formula
D/E
where
D is the rate set out in subsection 165(1), and
E is the total of 100% and the percentage determined for D,

The Budget Plan 2006

(b) where the tax paid by the individual does not include any tax imposed under any of those provisions, the amount determined by the formula
F/G
where
F is the tax rate for a participating province, and
G is the total of 100% and the percentage determined for F, and
(c) in any other case, the amount determined by the formula
H/I
where
H is the total of the rate set out in subsection 165(1) and the tax rate for a participating province, and
I is the total of 100% and the percentage determined for H,
     (2) Subparagraph 253(2)(a)(ii) of the Act is replaced by the following:
(ii) paid tax in respect of the instrument equal to the amount determined by the formula
A x B
where
A is
(A) where the tax paid by the individual includes only tax imposed under subsection 165(1) or section 212 or 218, the amount determined by the formula
C/D
where
C is the rate set out in subsection 165(1), and
D is the total of 100% and the percentage determined for C,
(B) where the tax paid by the individual does not include any tax imposed under any of those provisions, the amount determined by the formula
E/F

Annex 3

where
E is the tax rate for a participating province, and
F is the total of 100% and the percentage determined for E, and (C) in any other case, the amount determined by the formula
G/H
where
G is the total of the rate set out in subsection 165(1) and the tax rate for a participating province, and
H is the total of 100% and the percentage determined for G, and
B is the capital cost allowance in respect of that instrument that was deductible under the Income Tax Act in computing the individual’s income from the partnership for that calendar year;
     (3) Subparagraph 253(2)(c)(ii) of the Act is replaced by the following:
(ii) paid, in that reporting period, tax in respect of that acquisition equal to the amount determined by the formula
A x B
where
A is
(A)where the tax paid by the individual includes only tax imposed under subsection 165(1) or section 212 or 218, the amount determined by the formula
C/D
where
C is the rate set out in subsection 165(1), and
D is the total of 100% and the percentage determined for C, and
(B) where the tax paid by the individual does not include any tax imposed under any of those provisions, the amount determined by the formula
E/F

The Budget Plan 2006

where
E is the tax rate for a participating province, and
F is the total of 100% and the percentage determined for E, and
(C) in any other case, the amount determined by the formula
G/H
where
G is the total of the rate set out in subsection 165(1) and the tax rate for a participating province, and
H is the total of 100% and the percentage determined for G, and
B is
(A) in the case of property imported by the individual, the amount (not exceeding the total of the value of the property determined under section 215 and the tax calculated on it) in respect of the acquisition and importation of the property by the individual that was deductible under the Income Tax Act in computing the individual’s income from the partnership for that calendar year, and
(B) in any other case, the amount in respect of the acquisition of the property or service by the individual that was so deductible in computing that income.
     (4) Subsection (1) applies to any rebate for a calendar year after 2005, except that for the 2006 calendar year the description of A in subsection 253(1) of the Act, as amended by subsection (1), shall be read as follows:
A is
(a) where the tax paid by the individual includes only tax imposed under subsection 165(1) or section 212 or 218, 6.5/106.5,
(b) where the tax paid by the individual does not include any tax imposed under any of those provisions, 8/108, and
(c) in any other case, 14.5/114.5,

Annex 3

     (5) Subsections (2) and (3) are deemed to have come into force on April 1, 1997, except that for the purpose of determining a rebate under subsection 253(2) of the Act, as amended by subsections (2) and (3), for the 2006 calendar year, the expression “the rate set out in subsection 165(1)” shall be read as “6.5%”.
     23. (1) Paragraph 254(2)(h) of the Act is replaced by the following:
(h) where the total consideration is not more than $350,000, an amount equal to the lesser of $7,560 and 36% of the total tax paid by the particular individual, and
     (2) The description of A in paragraph 254(2)(i) of the Act is replaced by the following:
A is the lesser of $7,560 and 36% of the total tax paid by the particular individual, and
     (3) Subsections (1) and (2) apply to any rebate in respect of a supply by way of sale of a residential complex in respect of which ownership is transferred on or after July 1, 2006, to the particular individual referred to in section 254 of the Act, unless the tax payable under subsection 165(1) of the Act in respect of the supply of the complex applied at the rate of 7%.
     24. (1) Paragraph 254.1(2)(c) of the Act is replaced by the following:
(c) the fair market value of the complex, at the time possession of the complex is given to the particular individual under the agreement, is less than $477,000,
(2) Paragraph 254.1(2)(h) of the Act is replaced by the following:
(h) if the fair market value referred to in paragraph (c) is not more than $371,000, an amount equal to the lesser of $7,560 and 2.04% of the total (in this subsection referred to as the “total consideration”) of all amounts, each of which is the consideration payable by the particular individual to the builder for the supply by way of sale to the particular individual of the building or part of a building referred to in paragraph (a) or of any other structure that forms part of the complex, other than consideration that can reasonably be regarded as rent for the supplies of the land attributable to the complex or as consideration for the supply of an option to purchase that land, and

The Budget Plan 2006

     (3) Paragraph 254.1(2)(i) of the Act is replaced by the following:
(i) if the fair market value referred to in paragraph (c) is more than $371,000 but less than $477,000, the amount determined by the formula
A x [($477,000 - B)/$106,000]
where
A is the lesser of $7,560 and 2.04% of the total consideration, and
B is the fair market value referred to in paragraph (c).
     (4) Paragraph 254.1(2.1)(a) of the Act is replaced by the following:
(a) an individual is entitled to a rebate under subsection (2), or to be paid or credited the amount of such a rebate under subsection (4), in respect of a residential complex situated in Nova Scotia or would be so entitled if the fair market value of the complex, at the time possession of the complex is given to the individual under the agreement for the supply of the complex to the individual, were less than $477,000, and
     (5) Subsections (1) to (4) apply in respect of a supply, to a particular individual referred to in section 254.1 of the Act, of a building or part of it in which a residential unit forming part of a residential complex is situated if possession of the unit is given to the particular individual on or after July 1, 2006, unless the builder is deemed under section 191 of the Act to have paid tax under subsection 165(1) of the Act calculated at the rate of 7% in respect of the supply referred to in paragraph 254.1(2)(d) of the Act.
     25. (1) Paragraph 255(2)(d) of the Act is replaced by the following:
(d) the total (in this subsection referred to as the “total consideration”) of all amounts, each of which is the consideration payable for the supply to the particular individual of the share or an interest in the corporation, complex or unit, is less than $477,000,
     (2) Paragraphs 255(2)(g) and (h) of the Act are replaced by the following:
(g) if the total consideration is not more than $371,000, an amount equal to the lesser of $7,560 and 2.04% of the total consideration, and

Annex 3

(h) if the total consideration is more than $371,000 but less than $477,000, the amount determined by the formula
A x [($477,000 – B)/$106,000]
     where
     A is the lesser of $7,560 and 2.04% of the total consideration, and
     B is the total consideration.
     (3) Paragraph 255(2.1)(c) of the Act is replaced by the following:
(c) the individual is entitled to a rebate under subsection (2) in respect of the share or would be so entitled if the total (in this subsection referred to as the “total consideration”) of all amounts, each of which is the consideration payable for the supply to the individual of the share or an interest in the corporation, complex or unit, were less than $477,000,
     (4) Subsections (1) to (3) apply for the purpose of determining a rebate in respect of a supply, by a cooperative housing corporation to an individual, of a share of the capital stock of the corporation if the individual is acquiring the share for the purposes of using a residential unit in a residential complex as the primary place of residence of the individual, or a relation (as defined in subsection 255(1) of the Act) of the individual, and the rebate application is filed on or after July 1, 2006, unless the corporation paid tax under subsection 165(1) of the Act in respect of the supply of the complex to the corporation calculated at the rate of 7%.
     26. (1) The portion of subsection 256(2) of the Act after subparagraph (d)(ii) is replaced by the following:
the Minister shall, subject to subsection (3), pay a rebate to the particular individual equal to the amount determined by the formula
A x ($450,000 – B)/$100,000
where
A is the lesser of 36% of the total tax paid by the particular individual before an application for the rebate is filed with the Minister in accordance with subsection (3) and
(i) if all or substantially all of that tax was paid at the rate of 6%, $7,560, and
(ii) in any other case, the lesser of $8,750 and the amount determined by the formula
(C x $1,260) + $7,560

The Budget Plan 2006

where
C is the extent (expressed as a percentage) to which that tax was paid at the rate of 7%, and
B is the greater of $350,000 and the fair market value of the complex referred to in paragraph (b).
     (2) Subsection (1) applies to any rebate in respect of a residential complex for which an application is filed with the Minister of National Revenue on or after July 1, 2006.
     27. (1) The portion of the description of A in subsection 256.2(3) of the Act before the formula is replaced by the following:
A is the lesser of $7,560 and the amount determined by the formula
     (2) The portion of the description of A in subsection 256.2(4) of the Act before the formula is replaced by the following:
A is the lesser of $7,560 and the amount determined by the formula
     (3) The portion of the description of A in subsection 256.2(5) of the Act before the formula is replaced by the following:
A is the lesser of $7,560 and the amount determined by the formula
(4) Subsection (1) applies to
(a) a taxable supply to a recipient from another person of a residential complex or an interest in a residential complex, in respect of which ownership and possession under the agreement for the supply are transferred on or after July 1, 2006, unless the agreement for the supply is evidenced in writing and was entered into on or before May 2, 2006; and
(b) a deemed purchase (within the meaning of subparagraph 256.2(3)(a)(ii) of the Act) by a builder if the tax in respect of the deemed purchase of a complex or an addition to a complex is deemed to have been paid on or after July 1, 2006.
     (5) Subsection (2) applies to a supply of a building or part of it forming part of a residential complex and a supply of land, described in subparagraphs 256.2(4)(a)(i) and (ii) of the Act, that result in a person being deemed under section 191 of the Act to have made and received a taxable supply by way of sale of the complex or of an addition to it on or after July 1, 2006, unless the supply is deemed

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to have been made as a consequence of the builder giving possession of a residential unit in the complex or addition to a person under an agreement for the supply by way of sale of the building or part of it forming part of the complex or addition and
(a) the agreement was entered into on or before May 2, 2006, or
(b) another agreement was entered into on or before May 2, 2006 by the builder and another person and that other agreement was not terminated before July 1, 2006 and was for the supply by way of sale of the building or part of it forming part of
(i) in the case of a deemed supply of a complex, the complex, or
(ii)  in the case of a deemed supply of an addition, the addition.
     (6) Subsection (3) applies to
(a) a taxable supply by way of sale to a recipient from another person of a residential complex, or an interest in a residential complex, in respect of which ownership and possession under the agreement for the supply are transferred on or after July 1, 2006, unless the agreement is evidenced in writing and was entered into on or before May 2, 2006; and
(b) a deemed purchase (within the meaning of subparagraph 256.2(5)(a)(ii) of the Act) by a builder if the tax in respect of the deemed purchase of a complex or an addition to a complex is deemed to have been paid on or after July 1, 2006.
     28. (1) The Act is amended by adding the following after section 256.2:
Transitional rebate
     256.3 (1) If a particular person, other than a cooperative housing corporation,
(a) pursuant to an agreement of purchase and sale, evidenced in writing, entered into on or before May 2, 2006, is the recipient of a taxable supply by way of sale from another person of a residential complex in respect of which ownership and possession under the agreement are transferred to the particular person on or after July 1, 2006,
(b) has paid all of the tax under subsection 165(1) in respect of the supply calculated at the rate of 7%, and

The Budget Plan 2006

(c) is not entitled to claim an input tax credit or a rebate, other than a rebate under this subsection, in respect of the tax referred to in paragraph (b), the Minister shall, subject to subsection (7), pay a rebate to the particular person equal to 1% of the value of the consideration for the supply.
Transitional rebate
(2) If a particular person, other than a cooperative housing corporation,
(a) pursuant to an agreement of purchase and sale, evidenced in writing, entered into on or before May 2, 2006, is the recipient of a taxable supply by way of sale from another person of a residential complex in respect of which ownership and possession under the agreement are transferred to the particular person on or after July 1, 2006,
(b) has paid all of the tax under subsection 165(1) in respect of the supply calculated at the rate of 7%, and
(c) is entitled to claim a rebate under subsection 256.2(3) in respect of any residential unit situated in the complex, the Minister shall, subject to subsection (7), pay a rebate to the particular person equal to the amount determined by the formula
A x [0.01 – ((B/A)/7)]
where
A is the consideration payable for the supply to the particular person of the complex, and
B is the amount of the rebate under subsection 256.2(3) that the particular person is entitled to claim in respect of the complex.
Transitional rebate
(3) If a particular person, other than a cooperative housing corporation,
(a) pursuant to an agreement of purchase and sale, evidenced in writing, entered into on or before May 2, 2006, is the recipient of a taxable supply by way of sale from another person of a residential complex in respect of which ownership and possession under the agreement are transferred to the particular person on or after July 1, 2006,
(b) has paid all of the tax under subsection 165(1) in respect of the supply calculated at the rate of 7%, and

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(c) is entitled to claim a rebate under section 259 in respect of the tax referred to in paragraph (b) and is not entitled to claim any input tax credit or any other rebate, other than a rebate under this subsection, in respect of that tax, the Minister shall, subject to subsection (7), pay a rebate to the particular person equal to the amount determined by the formula
A x [0.01 – ((B/A)/7)]
where
A is the consideration payable for the supply to the particular person of the complex, and
B is
(i) in the case where the complex is situated in a participating province, the amount of the rebate under section 259 that the particular person would have been entitled to claim if no tax under subsection 165(2) would have been payable or paid in respect of the complex; and
(ii) in any other case, the amount of the rebate under section 259 that the particular person is entitled to claim in respect of the complex.
Transitional rebate
(4) If a cooperative housing corporation
(a) pursuant to an agreement of purchase and sale, evidenced in writing, entered into on or before May 2, 2006, is the recipient of a taxable supply by way of sale from another person of a residential complex in respect of which ownership and possession under the agreement are transferred to the corporation on or after July 1, 2006,
(b) has paid all of the tax under subsection 165(1) in respect of the supply calculated at the rate of 7%, and
(c) is not entitled to claim an input tax credit or a rebate, other than a rebate under this subsection or under section 256.2 or 259, in respect of the tax referred to in paragraph (b), the Minister shall, subject to subsection (7), pay a rebate to the corporation equal to the amount determined by the formula
A x [0.01 – ((B/A)/7)]
where
A is the consideration payable for the supply, and

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B is
(i) if the corporation is entitled to claim a rebate under section 259 in respect of the complex,
(A) in the case where the complex is situated in a participating province, the amount of the rebate under section 259 that the corporation would have been entitled to claim if no tax under subsection 165(2) would have been payable or paid in respect of the complex, and
(B) in any other case, the amount of the rebate under section 259 that the corporation is entitled to claim in respect of the complex,
(ii) 36% of the tax paid under subsection 165(1) by the corporation in respect of the supply if the corporation is not entitled to claim a rebate under section 259 in respect of the complex, and
(A) the corporation is entitled to, or can reasonably expect to be entitled to, claim a rebate under section 256.2 in respect of any residential unit situated in the complex, or
(B) it is the case that, or it can reasonably be expected that, a share of the capital stock of the corporation is or will be sold to an individual for the purpose of using a residential unit in the complex as the primary place of residence of the individual, or of a relation (as defined in subsection 255(1)) of the individual, and that the individual is or will be entitled to claim a rebate under section 255 in respect of the share, and
(iii) in any other case, zero.
Transitional rebate
(5) If a particular individual
(a) pursuant to an agreement of purchase and sale, evidenced in writing, entered into on or before May 2, 2006, is the recipient of a taxable supply by way of sale from another person of a residential complex in respect of which ownership and possession under the agreement are transferred to the particular individual on or after July 1, 2006,
(b) has paid all of the tax under subsection 165(1) in respect of the supply calculated at the rate of 7%, and
(c) is entitled to claim a rebate under subsection 254(2) in respect of the complex,

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the Minister shall, subject to subsection (7), pay a rebate to the particular individual equal to the amount determined by the formula
A x [0.01 – ((B/A)/7)]
where
A is the total of all amounts, each of which is the consideration payable for the supply to the particular individual of the complex or for any other taxable supply to the particular individual of an interest in the complex in respect of which the particular individual has paid tax under subsection 165(1) calculated at the rate of 7%, and
B is the amount of the rebate under subsection 254(2) that the particular individual is entitled to claim in respect of the complex.
Group of individuals
(6) If a supply of a residential complex is made to two or more individuals, the references in subsection (5) to a particular individual shall be read as references to all of those individuals as a group, but only the particular individual that applied for the rebate under section 254 may apply for the rebate under subsection (5).
Application for rebate
(7) A rebate under this section in respect of a residential complex shall not be paid to a person unless the person files an application for the rebate within two years after the day that ownership of the complex is transferred to the person.
Transitional rebate where section 254.1 applies
     256.4 (1) If
(a) under an agreement, evidenced in writing, entered into on or before May 2, 2006 between a particular person and a builder of a residential complex that is a single unit residential complex or a residential condominium unit, the particular person is the recipient of
(i) an exempt supply by way of lease of the land forming part of the complex or an exempt supply of such a lease by way of assignment, and
(ii) an exempt supply by way of sale of the building or part of it in which the residential unit forming part of the complex is situated,

The Budget Plan 2006

(b) possession of the complex is given to the particular person under the agreement on or after July 1, 2006,
(c) the builder is deemed under subsection 191(1) to have made and received a supply of the complex as a consequence of giving possession of the complex to the particular person under the agreement and to have paid tax under subsection 165(1) in respect of the supply calculated at the rate of 7%, and
(d) the particular person is entitled to claim a rebate under subsection 254.1(2) in respect of the complex, the Minister shall, subject to subsection (4),
(e) pay a rebate to the particular person equal to the amount determined by the formula
A x [0.01 – ((B/A)/7)]
     where
     A is the amount determined by the formula
C x (100/D)
where
C is the total of all amounts, each of which is the consideration payable by the particular person to the builder for the supply by way of sale to the particular person of the building or part of the building referred to in subparagraph (a)(ii) or of any other structure that forms part of the complex, other than consideration that can reasonably be regarded as rent for the supplies of the land attributable to the complex or as consideration for the supply of an option to purchase that land,
D is
(i) if the complex is situated in a participating province, 115, and
(ii) in any other case, 107, and
B is the amount of the rebate under subsection 254.1(2) that the particular person is entitled to claim in respect of the complex; and

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(f) if the builder is not entitled to claim an input tax credit or a rebate, other than a rebate under this subsection or under subsection 256.2(4), in respect of the tax referred to in paragraph (c), pay a rebate to the builder equal to the amount determined by the formula
(E F) x [0.01 – ((G/(E - F))/7)]
     where
E is the fair market value of the complex at the time that the builder is deemed to have made the supply referred to in paragraph (c),
F is the amount determined for A under paragraph (e), and
G is the amount of the rebate, if any, that the builder is entitled to claim under subsection 256.2(4).
Transitional rebate where section 254.1 does not apply
(2) If
(a) under an agreement, evidenced in writing, entered into on or before May 2, 2006 between a particular person and a builder of a residential complex that is a single unit residential complex or a residential condominium unit, the particular person is the recipient of
(i) an exempt supply by way of lease of the land forming part of the complex or an exempt supply of such a lease by way of assignment, and
(ii) an exempt supply by way of sale of the building or part of it in which the residential unit forming part of the complex is situated,
(b) possession of the complex is given to the particular person under the agreement on or after July 1, 2006,
(c) the builder is deemed under subsection 191(1) to have made and received a supply of the complex as a consequence of giving possession of the complex to the particular person under the agreement and to have paid tax under subsection 165(1) in respect of the supply calculated at the rate of 7%, and
(d) the particular person is not entitled to claim a rebate under subsection 254.1(2) in respect of the complex;
the Minister shall, subject to subsection (4),

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(e) pay a rebate to the particular person equal to the amount determined by the formula
A/B
where
A is the total of all amounts, each of which is the consideration payable by the particular person to the builder for the supply by way of sale to the particular person of the building or part of the building referred to in subparagraph (a)(ii) or of any other structure that forms part of the complex, other than consideration that can reasonably be regarded as rent for the supplies of the land attributable to the complex or as consideration for the supply of an option to purchase that land, and
B is
(i) if the complex is situated in a participating province, 115, and
(ii) in any other case, 107; and
(f) if the builder is not entitled to claim an input tax credit or a rebate, other than a rebate under this subsection, in respect of the tax referred to in paragraph (c), pay a rebate to the builder equal to the amount determined by the formula
0.01 x [C – (D x (100 / E))]
where
C is the fair market value of the complex at the time the builder is deemed to have made the supply referred to in paragraph (c),
D is the total of all amounts, each of which is the consideration payable by the particular person to the builder for the supply by way of sale to the particular person of the building or part of the building referred to in subparagraph (a)(ii) or of any other structure that forms part of the complex, other than consideration that can reasonably be regarded as rent for the supplies of the land attributable to the complex or as consideration for the supply of an option to purchase that land, and
E is
(i) if the complex is situated in a participating province, 115, and
(ii) in any other case, 107.

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Group of individuals
(3) If the supplies described in subsection (1) or (2) are made to two or more individuals, the references in that subsection to a particular person shall be read as references to all of those individuals as a group, but, in the case of a rebate where paragraph (1)(e) applies, only the individual that applied for the rebate under section 254.1 may apply for the rebate under subsection (1).
Application for rebate
(4) A rebate under this section in respect of a residential complex shall not be paid to a person unless the person files an application for the rebate within two years after
(a) in the case of a rebate to a person other than the builder of the complex, the day possession of the complex is transferred to the person, and
(b) in the case of a rebate to the builder of the complex, the end of the month in which the tax referred to in paragraph (1)(c) or (2)(c) is deemed to have been paid by the builder.
Transitional rebate for purchaser
     256.5 (1) Where
(a) under an agreement, evidenced in writing, entered into between a particular person and a builder of a residential complex or of an addition to it, other than a single unit residential complex or a residential condominium unit, the particular person is the recipient of
(i) an exempt supply by way of lease of the land forming part of the complex or an exempt supply of such a lease by way of assignment, and
(ii) an exempt supply by way of sale of the building or part of it in which a residential unit forming part of the complex or of the addition is situated,
    (b) possession of a residential unit forming part of the complex or of the addition is given to the particular person under the agreement on or after July 1, 2006,
    (c) the builder is deemed under subsection 191(3) or (4) to have made and received a supply of the complex or of the addition as a consequence of giving possession

The Budget Plan 2006

(i) of the residential unit to the particular person under the agreement, or
(ii) of a residential unit forming part of the complex or of the addition to another person under an agreement described in paragraph (a) entered into between the other person and the builder,
(d) the builder is deemed to have paid tax under subsection 165(1) in respect of the supply calculated at the rate of 7%, and
(e) if the builder is deemed to have paid the tax referred to in paragraph (d) on or after July 1, 2006, it is the case that the builder and
(i) the particular person entered into the agreement on or before May 2, 2006, or
(ii) a person, other than the particular person, entered into an agreement described in paragraph (a) in respect of a residential unit situated in the residential complex or in the addition that the builder is deemed to have supplied (as described in paragraph (c)) on or before May 2, 2006 and that agreement was not terminated before July 1, 2006, the Minister shall, subject to subsection (3),
(f) if the particular person is entitled to claim a rebate under subsection 254.1(2) in respect of the complex, pay a rebate to the particular person equal to the amount determined by the formula
A x [0.01 - ((B/A)/7)]
     where
     A is the amount determined by the formula
C x (100/D)
     where
C is the total of all amounts, each of which is the consideration payable by the particular person to the builder for the supply by way of sale to the particular person of the building or part of the building referred to in subparagraph (a)(ii) or of any other structure that forms part of the complex or of the addition, other than consideration that can reasonably be regarded as rent for the supplies of the land attributable to the complex or as consideration for the supply of an option to purchase that land, and

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D is
(i) if the complex is situated in a participating province, 115, and
(ii) in any other case, 107, and
B is the amount of the rebate under subsection 254.1 that the particular person is entitled to claim in respect of the complex, and
(g) if the particular person is not entitled to claim a rebate under subsection 254.1(2) in respect of the complex, pay a rebate to the particular person equal to the amount determined by the formula
E/F
     where
E is the total of all amounts, each of which is the consideration payable by the particular person to the builder for the supply by way of sale to the particular person of the building or part of a building referred to in subparagraph (a)(ii) or of any other structure that forms part of the complex or of the addition, other than consideration that can reasonably be regarded as rent for the supplies of the land attributable to the complex or as consideration for the supply of an option to purchase that land, and
F is
(i) if the complex is situated in a participating province, 115, and
(ii) in any other case, 107.
Group of individuals
     (2) If the supplies described in subsection (1) are made to two or more individuals, the references in that subsection to a particular person shall be read as references to all of those individuals as a group, but, in the case of a rebate under paragraph (1)(f), only the individual that applied for the rebate under section 254.1 may apply for the rebate under that paragraph.
Application for rebate
     (3) A rebate under this section in respect of a residential complex shall not be paid to a person unless the person files an application for the rebate within two years after the day possession of the unit referred to in paragraph (1)(b) is transferred to the person.

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Transitional rebate for builder
       256.6 (1) If
(a) under an agreement, evidenced in writing, entered into between a particular person and a builder of a residential complex, other than a single unit residential complex or a residential condominium unit, or of an addition to it the particular person is the recipient of
(i) an exempt supply by way of lease of the land forming part of the complex or a supply of such a lease by way of assignment, and
(ii) an exempt supply by way of sale of the building or part of it in which a residential unit forming part of the complex or of the addition is situated,
(b) the builder is deemed under subsection 191(3) or (4) to have made and received on or after July 1, 2006 a supply of the complex or of the addition as a consequence of giving possession
(i) of the residential unit to the particular person under the agreement, or
(ii) of a residential unit forming part of the complex or of the addition to another person under an agreement described in paragraph (a) entered into between the other person and the builder,
(c) the builder and
(i) the particular person entered into the agreement on or before May 2, 2006, or
(ii) a person, other than the particular person, entered into an agreement described in paragraph (a) in respect of a residential unit situated in the residential complex or in the addition that the builder is deemed to have supplied (as described in paragraph (b)) on or before May 2, 2006 and that agreement was not terminated before July 1, 2006,
(d) the builder is deemed to have paid tax under subsection 165(1) in respect of the supply referred to in paragraph (b) at the rate of 7%; and
(e) the builder is not entitled to claim an input tax credit or a rebate, other than a rebate under this subsection or under subsection 256.2(4), in respect of the tax referred to in paragraph (d), the Minister shall, subject to subsection (2), pay a rebate to the builder equal to the amount determined by the formula
A x [0.01 - ((B/A)/7)]

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where
A is the amount determined by the formula
C - [D x (100/E)]
     where
     C is the fair market value of the complex at the time the builder is deemed to have made the supply referred to in paragraph (b),
     D is
(i) if the builder is deemed to have made a supply of a complex, the total of all amounts, each of which is the consideration payable by a person to the builder for the supply by way of sale to the person of the building or part of it forming part of the complex or of any other structure that forms part of the complex, or
(ii) if the builder is deemed to have made a supply of an addition, the total of all amounts, each of which is the consideration payable by a person to the builder for the supply by way of sale to the person of the building or part of it forming part of the addition or of any other structure that forms part of the addition, and
     E is
(i) if the complex is situated in a participating province, 115, and
(ii) in any other case, 107, and
B is the rebate, if any, under subsection 256.2(4) that the builder is entitled to claim in respect of the complex, or, if the builder is deemed to have made a supply of an addition, of the addition.
Application for rebate
     (2) A rebate under this section in respect of a residential complex or of an addition to it shall not be paid to a person, unless the person files an application for the rebate within two years after the end of the month in which tax referred to subsection (1) is deemed to have been paid by the person.
     (2) Subsection (1) comes into force, or is deemed to have come into force, on July 1, 2006.
     29. (1) The portion of subsection 257(1) of the Act before paragraph (a) is replaced by the following:

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Non-registrant sale of real property
     257. (1) If a person who is not a registrant makes a particular taxable supply of real property by way of sale, the Minister shall, subject to subsections (1.1) and (2), pay a rebate to the person equal to the lesser of
     (2) Section 257 of the Act is amended by adding the following after subsection (1):
Limitation
(1.1) If the particular taxable supply referred to in subsection (1) is made at a particular time by a public sector body to another person with whom the public sector body is not dealing at arm’s length, the rebate under subsection (1) shall not exceed the lesser of
     (a) the basic tax content of the property at the particular time; and
     (b) the amount determined by the formula
(A/B) x C
     where
     A is the basic tax content of the property at the particular time,
B is the amount that would be the basic tax content of the property at that time if that amount were determined without reference to the description of B in paragraph (a) and the description of K in paragraph (b) of the definition “basic tax content” in subsection 123(1), and
C is the tax that is or would, in the absence of section 167, be payable in respect of the particular taxable supply.
     (3) Subsections (1) and (2) apply to a supply for which tax becomes payable or would have become payable, in the absence of section 167 of the Act, on or after July 1, 2006.
     30. (1) Subparagraph (a)(ii) of the definition “non-creditable tax charged” in subsection 259(1) of the Act is replaced by the following:
 (ii) tax deemed under subsection 129(6), 129.1(4), 171(3) or 183(4), or section 191 to have been collected during the period by the person in respect of the property or service,
     (2) Subsection (1) applies to tax deemed to have been collected on or after May 2, 2006.

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     31. (1) The Act is amended by adding the following after section 274:
Rate change — variation of agreement
     274.1 If
(a) at any time before July 1, 2006, a supplier and a recipient enter into an agreement for a taxable supply of property or a service,
(b) the supplier and the recipient at a later time either directly or indirectly
(i) vary or alter the agreement for the supply, or
(ii) terminate the agreement and enter into one or more new agreements with each other or with other persons where under one or more of those agreements the supplier supplies, and the recipient receives, one or more supplies that includes all or substantially all the property or service referred to in paragraph (a),
(c) the supplier, the recipient and the other persons are not dealing with each other at arm’s length at the time the agreement is entered into or at the later time,
(d) tax under subsection 165(1) or section 218 in respect of the supply referred to in paragraph (a) would have been calculated at the rate of 7% on all or part of the value of the consideration for the supply attributable to the property or service in the absence of the variation, alteration or termination of the agreement,
(e) tax under subsection 165(1) or section 218 in respect of the supply made under the varied or altered agreement or made under any of the new agreements would, in the absence of this section, be calculated at the rate of 6% on any part of the value of the consideration for the supply, attributable to any part of the property or service, on which tax, in respect of the supply referred to in paragraph (a), was initially calculated at the rate of 7%, and
(f) the variation or alteration of the agreement or the entering into of the new agreements may not reasonably be considered for both the supplier and the recipient to have been undertaken or arranged primarily for bona fide purposes other than to benefit in any manner from the rate change, the following rule applies
(g) tax under subsection 165(1) or section 218 in respect of the supply made under the varied or altered agreement or made under any of the new agreements shall be calculated at the rate of 7% on any part of the

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value of the consideration, referred to in paragraph (e), for the supply attributable to any part of the property or service.
Definitions
274.2 (1) The following definitions apply in this section.
“person”
“person” does not include a consumer.
“rate change”
“rate change” means any change in any rate of tax imposed under this Part.
“tax benefit”
“tax benefit” means a reduction, an avoidance or a deferral of tax or other amount payable under this Part or an increase in a refund or rebate of tax or other amount under this Part.
“transaction”
“transaction” has the meaning assigned by subsection 274(1).
Rate change — transactions
(2) If
(a) a transaction, or a series of transactions, involving property is made between two or more persons, all of whom are not dealing with each other at arm’s length at the time any of those transactions are made,
(b) the transaction, any of the transactions in the series of transactions or the series of transactions would in the absence of this section result directly or indirectly in a tax benefit to one or more of the persons involved in the transaction or series of transactions, and
(c) it may not reasonably be considered that the transaction, or the series of transactions, has been undertaken or arranged primarily for bona fide purposes other than to obtain a tax benefit, arising from a rate change, for one or more of the persons involved in the transaction or series of transactions, the amount of tax, net tax, input tax credit, rebate or other amount payable by, or refundable to, any of those persons under this Part, or any other amount that is relevant to the purposes of computing that amount shall be determined as is reasonable in the circumstances in order to deny the tax benefit to any of those persons.

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Denying tax benefit on transactions
(3) Despite any other provisions of this Part, a tax benefit shall only be denied under subsection (2) through an assessment, reassessment or additional assessment.
Request for adjustments
(4) If, with respect to a transaction, a notice of assessment, reassessment or additional assessment involving the application of subsection (2) with respect to the transaction has been sent to a person, any person (other than a person to whom such a notice has been sent) shall be entitled, within one hundred and eighty days after the day of mailing of the notice, to request in writing that the Minister make an assessment, a reassessment or an additional assessment, applying subsection (2) with respect to that transaction.
Duties of Minister
(5) On receipt of a request by a person under subsection (4), the Minister shall, with all due dispatch, consider the request and, despite subsections 298(1) and (2), assess, reassess or make an additional assessment with respect to the person, except that an assessment, a reassessment or an additional assessment may be made under this subsection only to the extent that it may reasonably be regarded as relating to the transaction referred to in subsection (4).
     (2) Section 274.1 of the Act, as enacted by subsection (1), applies to any agreement varied, altered, terminated or entered into on or after May 2, 2006.
     (3) Section 274.2 of the Act, as enacted by subsection (1), applies to any transaction made on or after May 2, 2006.

The Budget Plan 2006

Part II—Excise Act, 2001
(Tobacco Products)
Excise Act, 2001
     32. (1) The Excise Act, 2001 is amended by adding the following after section 58:
PART 3.1
TOBACCO PRODUCTS INVENTORY TAX
Definitions
     58.1 The definitions in this section apply in this Part.
“loose tobacco”
“loose tobacco” means loose, fine-cut manufactured tobacco for use in making cigarettes.
“separate retail establishment”
“separate retail establishment” of a person means a shop or store of the person
(a) that is geographically separate from other places of business of the person;
(b) at which, in the ordinary course of the person’s business, the person regularly sells, otherwise than through vending machines, tobacco products to consumers, within the meaning of section 123 of the Excise Tax Act, attending at the shop or store; and
(c) in respect of which separate records are maintained.
“taxed tobacco”
“taxed tobacco” of a person means cigarettes, tobacco sticks, loose tobacco and cigars, in respect of which duty has been imposed under section 42 before July 1, 2006 at a rate set out in paragraph 1(b), 2(b) or 3(b) of Schedule 1 or in section 4 of that Schedule, as those provisions read on June 30, 2006, and that, at the beginning of July 1, 2006,
(a) were owned by that person for sale in the ordinary course of a business of the person;
(b) were not held in a vending machine; and
(c) were not relieved from that duty under this Act.

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“unit”
“unit” means one cigarette, tobacco stick, gram of loose tobacco or cigar.
Imposition of tax
     58.2 Subject to section 58.3, every person shall pay to Her Majesty a tax on all taxed tobacco of the person at the rate of
     (a) 0.2799 cent per cigarette;
     (b) 0.2517 cent per tobacco stick;
     (c) 0.1919 cent per gram of loose tobacco; and
     (d) 0.1814 cent per cigar.
Exemption for small retail inventory
     58.3 Tax under this Part in respect of the inventory of all taxed tobacco of a person that is held at the beginning of July 1, 2006 at a separate retail establishment of the person is not payable if that retail establishment holds inventory of 30,000 or fewer units.
Taking of inventory
     58.4 Every person liable to pay tax under this Part shall, for the purposes of this Part, determine that person’s inventory of all taxed tobacco.
Returns
     58.5 (1) Every person liable to pay tax under this Part shall, on or before August 31, 2006, file a return with the Minister in the prescribed form and manner.
Separate returns
(2) A person authorized under subsection 239(2) of the Excise Tax Act to file separate returns in respect of a separate branch or division may file separate returns under this Part in respect of that branch or division.
Payment
     58.6 (1) Every person shall pay to the Receiver General the total tax payable by the person under this Part on or before August 31, 2006.
Minimum interest
(2) No interest in respect of an amount payable by a person under this Part is payable if, at the time the person pays the amount, the total of that interest otherwise payable is less than $25.

The Budget Plan 2006

Extension
(3) The Minister may at any time extend in writing the time for filing a return, or paying the tax payable, under this Part and, where the Minister so extends the time,
(a) the return shall be filed or tax payable shall be paid within the time as so extended; and
(b) interest is payable under section 170 as if the time had not been extended.
     (2) Subsection (1) conies into force, or is deemed to have come into force, on July 1, 2006.
     33. (1) Subparagraphs 216(2)(a)(i) to (iv) of the Act are replaced by the following:
(i) $0.165 multiplied by the number of cigarettes to which the offence relates,
(ii) $0.121 multiplied by the number of tobacco sticks to which the offence relates,
(iii) $0.112 multiplied by the number of grams of manufactured tobacco other than cigarettes or tobacco sticks to which the offence relates, and
(iv) $0.284 multiplied by the number of cigars to which the offence relates, and
     (2) Subparagraphs 216(3)(a)(i) to (iv) of the Act are replaced by the following:
(i) $0.246 multiplied by the number of cigarettes to which the offence relates,
(ii) $0.182 multiplied by the number of tobacco sticks to which the offence relates,
(iii) $0.168 multiplied by the number of grams of manufactured tobacco other than cigarettes or tobacco sticks to which the offence relates, and
(iv) $0.66 multiplied by the number of cigars to which the offence relates, and
     (3) Subsections (1) and (2) come into force on the later of July 1, 2006 and the date on which these subsections are assented to.

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     34. (1) Paragraphs 240(a) to (c) of the Act are replaced by the following:
(a) $0.355548 per cigarette that was removed in contravention of that subsection,
(b) $0.205 per tobacco stick that was removed in contravention of that subsection, and
(c) $203.804 per kilogram of manufactured tobacco, other than cigarettes and tobacco sticks, that was removed in contravention of that subsection.
     (2) Subsection (1) comes into force on the later of July 1, 2006 and the date on which that subsection is assented to.
     35. (1) Paragraph 1(b) of Schedule 1 to the Act is replaced by the following:
(b) $0.41025 for each five cigarettes or fraction of five cigarettes contained in any package, in any other case.
     (2) Subsection (1) comes into force, or is deemed to have come into force, on July 1, 2006.
     36. (1) Paragraph 2(b) of Schedule 1 to the Act is replaced by the following:
(b) $0.0605 per stick, in any other case.
     (2) Subsection (1) comes into force, or is deemed to have come into force, on July 1, 2006.
     37. (1) Paragraph 3(b) of Schedule 1 to the Act is replaced by the following:
(b) $55.90 per kilogram, in any other case.
     (2) Subsection (1) comes into force, or is deemed to have come into force, on July 1, 2006.
     38. (1) Section 4 of Schedule 1 to the Act is replaced by the following:
     4. Cigars: $16.60 per 1,000 cigars.
     (2) Subsection (1) comes into force, or is deemed to have come into force, on July 1, 2006.

The Budget Plan 2006

     39. (1) Paragraph (a) of Schedule 2 to the Act is replaced by the following:
     (a) $0.066 per cigar, and
     (2) The portion of paragraph (b) of Schedule 2 to the Act before subparagraph (i) is replaced by the following:
     (b) 66%, computed on
     (3) Subsections (1) and (2) come into force, or are deemed to have come into force, on July 1, 2006.
Application
     40. For the purposes of applying the provisions of the Customs Act that provide for the payment of, or the liability to pay, interest in respect of any amount, the amount shall be determined and interest shall be computed on it as though sections 35 to 39 had been assented to on July 1, 2006.

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Part III—Excise Act and Excise Act, 2001
(Alcohol Products)
Excise Act
     41. (1) Sections 1 and 2 of Part II of the schedule to the Excise Act are replaced by the following:
     1. On all beer or malt liquor containing more than 2.5% absolute ethyl alcohol by volume, $31.22 per hectolitre.
     2. On all beer or malt liquor containing more than 1.2% absolute ethyl alcohol by volume but not more than 2.5% absolute ethyl alcohol by volume, $15.61 per hectolitre.
     (2) Subsection (1) comes into force, or is deemed to have come into force, on July 1, 2006.
Excise Act, 2001
     42. (1) Subparagraphs 217(2)(a)(i) and (ii) of the Excise Act, 2001 are replaced by the following:
(i) $11.696 multiplied by the number of litres of absolute ethyl alcohol in the spirits to which the offence relates,
(ii) $0.62 multiplied by the number of litres of wine to which the offence relates, and
     (2) Subparagraphs 217(3)(a)(i) and (ii) of the Act are replaced by the following:
(i) $23.392 multiplied by the number of litres of absolute ethyl alcohol in the spirits to which the offence relates,
(ii) $1.24 multiplied by the number of litres of wine to which the offence relates, and
     (3) Subsections (1) and (2) come into force on the later of July 1, 2006 and the date on which these subsections are assented to.
     43. (1) Subparagraphs 218(2)(a)(i) and (ii) of the Act are replaced by the following:
(i) $23.392 multiplied by the number of litres of absolute ethyl alcohol in the spirits to which the offence relates, and
(ii) $1.24 multiplied by the number of litres of wine to which the offence relates, and

The Budget Plan 2006

     (2) Subparagraphs 218(3)(a)(i) and (ii) of the Act are replaced by the following:
(i) $35.088 multiplied by the number of litres of absolute ethyl alcohol in the spirits to which the offence relates, and
(ii) $1.86 multiplied by the number of litres of wine to which the offence relates, and
     (3) Subsections (1) and (2) come into force on the later of July 1, 2006 and the date on which these subsections are assented to.
     44. (1) Section 242 of the Act is replaced by the following:
Contravention of section 72
     242. Every person who contravenes section 72 is liable to a penalty equal to $1.24 per litre of wine to which the contravention relates.
     (2) Subsection (1) comes into force on the later of July 1, 2006 and the date on which that provision is assented to.
     45. (1) Paragraph 243(b) of the Act is replaced by the following:
     (b) if the contravention relates to wine, $0.62 per litre of that wine.
     (2) Subsection (1) comes into force on the later of July 1, 2006 and the date on which that provision is assented to.
     46. (1) Sections 1 and 2 of Schedule 4 to the Act are replaced by the following:
     1. Spirits: $11.696 per litre of absolute ethyl alcohol contained in the spirits.
     2. Spirits containing not more than 7% absolute ethyl alcohol by volume: $0.295 per litre of spirits.
     (2) Subsection (1) comes into force, or is deemed to have come into force, on July 1, 2006.
     47. (1) Paragraphs (b) and (c) of Schedule 6 to the Act are replaced by the following:
(b) in the case of wine that contains more than 1.2% of absolute ethyl alcohol by volume but not more than 7% of absolute ethyl alcohol by volume, $0.295 per litre; and
(c) in the case of wine that contains more than 7% of absolute ethyl alcohol by volume, $0.62 per litre.

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     (2) Subsection (1) comes into force, or is deemed to have come into force, on July 1, 2006.
Application
     48. For the purposes of applying the provisions of the Customs Act and the Excise Act that provide for the payment of, or the liability to pay, interest in respect of any amount, the amount shall be determined and interest shall be computed on it as though sections 41, 46 and 47 had been assented to on July 1, 2006.

The Budget Plan 2006

Part IV—Air Travellers Security Charge Act
     49. (1) The portion of paragraph 12(1)(a) of the Air Travellers Security Charge Act before subparagraph (i) is replaced by the following:
(a) $4.67 for each chargeable emplanement included in the service, to a maximum of $9.34, if
     (2) The portion of paragraph 12(1)(b) of the Act before subparagraph (i) is replaced by the following:
(b) $4.95 for each chargeable emplanement included in the service, to a maximum of $9.90, if
     (3) The portion of paragraph 12(1)(d) of the Act before subparagraph (i) is replaced by the following:
(d) $8.42 for each chargeable emplanement included in the service, to a maximum of $16.84, if
     (4) The portion of paragraph 12(2)(b) of the Act before subparagraph (i) is replaced by the following:
(b) $8.42 for each chargeable emplanement by an individual on an aircraft used to transport the individual to a destination outside Canada but within the continental zone, to a maximum of $16.84, if
     (5) Subsections (1) to (4) apply in respect of any air transportation service that includes a chargeable emplanement on or after July 1, 2006 and for which any consideration is paid or becomes payable on or after that day.

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Notice of Ways and Means Motion to amend the Excise Tax Act, the Excise Act, 2001, the Excise Act and the Air Travellers Security Charge Act relating to other sales tax measures
That it is expedient to amend the Excise Tax Act, the Excise Act, 2001, the Excise Act and the Air Travellers Security Charge Act to provide among other things:
Excise Tax on Jewellery
(1) That sections 5, 5.1 and 5.2 of Schedule I to the Excise Tax Act be repealed effective May 2, 2006.
Excise Duties for Vintners and Small Brewers
(2) That the provisions of the Excise Act, 2001 and the Excise Act relating to excise duties on wine and beer be modified for vintners and small brewers in accordance with the proposals described in the budget documents tabled by the Minister of Finance in the House of Commons on May 2, 2006.
Administrative Provisions (Standardized Accounting)
(3) That the provisions of the Excise Tax Act, the Excise Act, 2001 and the Air Travellers Security Charge Act relating to accounting, interest, penalties and administration and enforcement be modified in accordance with the harmonization proposals described in the budget documents tabled by the Minister of Finance in the House of Commons on May 2, 2006.

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Notice of Ways and Means Motion to Amend the Income Tax Act
That it is expedient to amend the Income Tax Act to provide among other things:
Personal Income Tax Rates
(l)That,
(a) for the 2005 taxation year, the calculation of an individual’s tax payable under Part I of the Act be modified to set the tax rate applicable to the portion of the individual’s taxable income that is equal to or less than $35,595 at 15% and that, as a result, the “appropriate percentage” used in computing the individual’s non-refundable personal tax credits and alternative minimum tax reflect this rate for that taxation year;
(b) for the 2006 taxation year, the calculation of an individual’s tax payable under Part I of the Act be modified to set the tax rate applicable to the portion of the individual’s taxable income that is equal to or less than $36,378 at 15.25%, and that, as a result, the “appropriate percentage” used in computing the individual’s non-refundable personal tax credits and alternative minimum tax reflect this rate for that taxation year; and
(c) for the 2007 and subsequent taxation years, the calculation of an individual’s tax payable under Part I of the Act be modified to set the tax rate applicable to the portion of the individual’s taxable income that is equal to or less than $36,378 (as indexed for the 2007 and subsequent taxation years) at 15.5%, and that, as a result, the “appropriate percentage” used in computing the individual’s non-refundable personal tax credits and alternative minimum tax reflect this rate for those taxation years.
Basic Personal Amounts
(2) That,
(a) for the 2005 taxation year, the basic personal amount be $8,648;
(b) for the 2006 taxation year, the basic personal amount be $8,839, except that, for the purpose of determining the basic personal amount for the 2007 taxation year, this amount be read as $8,639 for the 2006 taxation year;

The Budget Plan 2006

(c) for the 2007 taxation year, the basic personal amount be determined by adding $100 to the amount otherwise determined (having regard to subparagraph (b)) to be the basic personal amount for the 2007 taxation year;
(d) for the 2008 taxation year, the basic personal amount be determined by adding $200 to the amount otherwise determined (having regard to subparagraph (c)) to be the basic personal amount for the 2008 taxation year;
(e) for the 2009 taxation year, the basic personal amount be determined by adding the greater of $600 and the amount necessary to bring the basic personal amount to $10,000 to the amount otherwise determined (having regard to subparagraph (d)) to be the basic personal amount for the 2009 taxation year; and
(f) for the 2010 and subsequent taxation years, the basic personal amount be determined by applying indexation to the amount otherwise determined (having regard to subparagraph (e)) to be the basic personal amount for the immediately preceding taxation year.
(3) That,
(a) for the 2005 taxation year, each of the spouse or common-law partner amount and the equivalent amount for a wholly dependent relative be $7,344;
(b) for the 2006 taxation year, each of the spouse or common-law partner amount and the equivalent amount for a wholly dependent relative be $7,505, except that for the purpose of determining each of those amounts for the 2007 taxation year, this amount be read as $7,335 for the 2006 taxation year;
(e) for the 2007 taxation year, each of the spouse or common-law partner amount and the equivalent amount for a wholly dependent relative be determined by adding $85 to the amounts otherwise determined (having regard to subparagraph (b)) for each of those amounts for the 2007 taxation year;
(d) for the 2008 taxation year, each of the spouse or common-law partner amount and the equivalent amount for a wholly dependent relative be determined by adding $170 to the amounts otherwise determined (having regard to subparagraph (e)) for each of those amounts for the 2008 taxation year;

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(e) for the 2009 taxation year, each of the spouse or common-law partner amount and the equivalent amount for a wholly dependent relative be determined by adding the greater of $510 and the amount required to bring each of those amounts to $8,500 to the amounts otherwise determined (having regard to subparagraph (d)) for each of those amounts for the 2009 taxation year; and
(f) for the 2010 and subsequent taxation years, each of the spouse or common-law partner amount and the equivalent amount for a wholly dependent relative be determined by applying indexation to the amount otherwise determined (having regard to subparagraph (e)) to be each of those amounts for the immediately preceding taxation year.
(4) That,
(a) for the 2005 taxation year, the net income threshold for each of the spouse or common-law partner amount and the equivalent amount for a wholly dependent relative be $734;
(b) for the 2006 taxation year, the net income threshold for each of the spouse or common-law partner amount and the equivalent amount for a wholly dependent relative be $751, except that for the purpose of determining each of those amounts for 2007, the net income threshold for those amounts be read as $734 for the 2006 taxation year;
(c) for the 2007 taxation year, the net income threshold for each of the spouse or common-law partner amount and the equivalent amount for a wholly dependent relative be determined by adding $8.50 to the amount otherwise determined (having regard to subparagraph (b)) to be the net income threshold for those amounts for the 2007 taxation year;
(d) for the 2008 taxation year, the net income threshold for each of the spouse or common-law partner amount and the equivalent amount for a wholly dependent relative be determined by adding $17 to the amount otherwise determined (having regard to subparagraph (c)) to be the net income threshold for those amounts for the 2008 taxation year; and
(e) for the 2009 taxation year, the net income threshold for each of the spouse or common-law partner amount and the equivalent amount for a wholly dependent relative be determined by adding the greater of $51 and the amount required to bring that threshold to $850, to the amount otherwise determined (having regard to subparagraph (d)) to be the net income threshold for those amounts the 2009 taxation year; and

The Budget Plan 2006

(f) for the 2010 and subsequent taxation years, the net income threshold for each of the spouse or common-law partner amount and the equivalent amount for a wholly dependent relative be determined by applying indexation to the amount otherwise determined (having regard to subparagraph (e)) to be the net income threshold for those amounts for the immediately preceding taxation year.
Canada Employment Credit
(5) That,
(a) for the 2006 taxation year, an individual be entitled to deduct, in computing tax payable under Part I of the Act for the year, an amount equal to the product obtained when the lesser of the individual’s employment income for the taxation year and $250 is multiplied by the appropriate percentage for the taxation year; and
(b) for the 2007 and subsequent taxation years, an individual be entitled to deduct, in computing tax payable under Part I of the Act for the year, an amount equal to the product obtained when the lesser of the individual’s employment income for the taxation year and $1000 (indexed for taxation years after 2007) is multiplied by the appropriate percentage for the taxation year.
Universal Child Care Benefit
     (6) That the Act be modified consequential on the introduction of the Universal Child Care Benefit in accordance with proposals described in the budget documents tabled by the Minister of Finance in the House of Commons on May 2, 2006.
Capital Gains of Fishers
     (7) That, for a disposition on or after May 2, 2006 by an individual (including, in certain circumstances, a personal trust) of a fishing property, a share of the capital stock of a family fishing corporation, an interest in a family fishing partnership or a qualified fishing property, the provisions of the Act relating to eligible capital property gains, capital gains reserves, replacement property rollovers, intergenerational rollovers from an individual to a child of the individual, trust rollovers from a spousal or common-law partner trust of an individual to a child of the individual and the lifetime capital gains exemption be modified to provide rules applicable in respect of such a disposition that are similar to the rules that apply in respect of dispositions by individuals of a farm property, a share of the capital stock of a family farm corporation, an interest in a family farm partnership or a qualified farm property, respectively, of the individual, and that, for this purpose

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(a) “fishing property” of an individual be determined, for the purposes of rules dealing with the capital gains reserves, replacement property rollovers, intergenerational rollovers from an individual to a child of the individual and trust rollovers from a spousal or common-law partner trust of an individual to a child of the individual, by reference to land, depreciable property and eligible capital property that is used principally in a fishing business carried on in Canada in which the individual, or the individual’s spouse or common-law partner, parent, child or grandchild, was actively engaged on a regular and continuous basis;
(b) “share of the capital stock of a family fishing corporation” and “interest in a family fishing partnership” and any related terms be defined in respect of an individual, for the purposes of rules dealing with intergenerational rollovers of such property from the individual to a child of the individual and trust rollovers from a spousal or common-law partner trust of an individual to a child of the individual, in a manner similar to the manner in which the existing definitions “share of the capital stock of family farm corporation” and “interest in a family farm partnership” and the related terms are defined in respect of an individual for those purposes;
(c) “qualified fishing property” be defined, for the purposes of the lifetime capital gains exemption, in respect of an individual to include real property (or for Civil Law, immoveables), fishing vessels and eligible capital property used principally in a fishing business carried on in Canada in which the individual, or the individual’s spouse or common-law partner, parent, child or grandchild, was actively engaged on a regular and continuous basis; and
(d) “share of the capital stock of a family fishing corporation” and “interest in a family fishing partnership” and any related terms be defined, for the purposes of the lifetime capital gains exemption, in respect of an individual in a manner similar to the manner in which the existing definitions “share of the capital stock of family farm corporation” and “interest in a family farm partnership” and the related terms are defined, for those purposes.
Mineral Exploration Tax Credit
     (8) That, for flow-through share agreements made on or after May 2, 2006 and on or before March 31, 2007, the definition “flow-through mining expenditurce” in subsection 127(9) of the Act include expenses otherwise described in that definition that are incurred, or deemed by subsection 66(12.66) of the Act to have been incurred, before 2008.

The Budget Plan 2006

Tradespeople’s Tool Expenses
     (9) That, for eligible tools acquired on or after May 2, 2006,
(a) there may be deducted, in computing the income of an individual from employment as a tradesperson in a taxation year an amount not exceeding the lesser of
          (i) $500, and
          (ii) the amount, if any, determined by the formula
A — $1,000 (indexed after 2007)
          where
          A is the lesser of
(A) the total cost to the individual to acquire in the year one or more tools that is an eligible tool, and
(B) the amount otherwise determined to be individual’s income from employment as a tradesperson in the year; and
(b) for the purposes of this paragraph and paragraph (10), an “eligible tool” be a tool (including ancillary equipment) that
(i) was not used for any purpose whatsoever before it is acquired by the individual,
(ii) is certified by the individual’s employer in prescribed form to be required as a condition of, and for use in, the individual’s employment as a tradesperson in the year, and
(iii) is, unless the device or equipment can be used only for the purpose of measuring, locating or calculating, not an electronic communication device or electronic data processing equipment.
     (10) That, where the cost of a property is included in computing an individual’s deduction for eligible tools acquired in a taxation year,
(a) for all other purposes of the Act, the individual’s cost of all such property acquired in the taxation year be reduced pro rata by the amount of the individual’s deduction in respect of such property for the year; and
(b) if the property is disposed of by the individual (or by a person with whom the individual does not deal at arm’s length or by a corporation or partnership that acquired the property from any such person in a transaction to which subsection 85(1) or 97(2) of the Act applied), the amount, if any, by which the proceeds of disposition of the property

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exceed the cost of the property, as adjusted by subparagraph (a), be included in computing the income of the individual or of the person, corporation or partnership, as the case may be, for the taxation year in which the disposition occurs.
     (11) That the Act be amended to replace, for the 2007 and subsequent taxation years, the reference to “$1,000” in the description of B in subparagraph 8(l)(r)(ii) of the Act with a reference to “the total of $500 and the amount on which the Canada Employment Credit for the taxation year is calculated”.
Textbook Tax Credit
     (12) That, for the 2006 and subsequent taxation years, an individual who is entitled to the education tax credit for a taxation year be entitled to claim a textbook tax credit for the year equal to the product obtained when the appropriate percentage for the year is multiplied by $65 for each month in the year in which the individual was entitled to claim the education tax credit as a full-time student, or $20 for each month in the year in which the individual was entitled to claim the education tax credit as a part-time student.
Scholarship and Bursary Income
     (13) That, for the 2006 and subsequent taxation years, the total of all amounts received in the year by an individual on account of scholarships, fellowships, and bursaries be excluded from income, if these amounts are received by the individual in connection with the individual’s enrolment at a designated educational institution in a program in respect of which the individual may claim the education tax credit.
Pension Income Amount
     (14) That, for the 2006 and subsequent taxation years, the amount of eligible pension income on which the pension tax credit is calculated be increased to $2,000.
Child Disability Benefit
(15) That,
(a) for benefits paid after June 2006, the provisions of the Act relating to benefits payable under the Canada Child Tax Benefit — Child Disability Benefit be modified to increase the Child Disability Benefit to $2,300 in respect of each child who is eligible for the disability tax credit; and

The Budget Plan 2006

(b) for benefits paid after June 2006, the threshold for the phase-out of this benefit be modified in accordance with proposals described in the budget documents tabled by the Minister of Finance in the House of Commons on May 2, 2006.
Refundable Medical Expense Supplement
     (16) That,
(a) for the 2006 and subsequent taxation years, the maximum refundable medical expense supplement described in subsection 122.51(2) of the Act be increased to $1,000; and
(b) for the 2005 and subsequent taxation years, the income threshold at which the refundable medical expense supplement described in subsection 122.51(2) of the Act begins to be phased-out be set at $21,663 (indexed).
Tax Credit for Public Transit Passes
     (17) That, for the 2006 and subsequent taxation years, an individual be entitled to deduct, in computing tax payable under Part I of the Act for the year, an amount equal to the product obtained when the appropriate percentage for the year is multiplied by the total of all amounts paid in the year in respect of eligible public transit passes (in respect of transit on or after July 1, 2006) for the use of the individual, the individual’s spouse or common-law partner, or a child of the individual who has not before the end of the taxation year attained the age of 19 years (to the extent that the amounts are not included in computing this tax credit by any other individual for the taxation year) and, for this purpose, an eligible public transit pass be a public transit pass that is valid for a period of at least one month of public transit.
Donations of Publicly-Listed Securities and Ecologically Sensitive Land
     (18) That, for gifts made on or after May 2, 2006,
(a) a taxpayer’s taxable capital gain not include any portion of the capital gain from a gift to which paragraph 38(a.l) or (a.2) of the Act applies; and
(b) in determining the amount of the deduction permitted in paragraph 110(1)(d.01) of the Act in respect of an amount included in income from employment in respect of a donated security, the reference in that paragraph to “1/4” be replaced with a reference to “1/2”.

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Apprenticeship Grant
     (19) That the amount paid to an apprentice under the Apprenticeship Grant described in the budget documents tabled by the Minister of Finance in the House of Commons on May 2, 2006 be included in computing the apprentice’s income for the taxation year in which it is received.
Dividend Tax Credit
     (20) That
(a) the federal dividend gross-up be increased to 45 per cent and the dividend tax credit be adjusted to ll/18ths of the gross-up in respect of taxable dividends (“eligible dividends”) paid after 2005 by
(i) public corporations resident in Canada (and any other resident corporations that are not Canadian-controlled private corporations (CCPCs) and are subject to the general corporate tax rate), and
(ii) CCPCs resident in Canada to the extent that their income (other than investment income) is subject to tax at the general corporate tax rate;
(b) special rules apply to ensure that eligible dividends are measured correctly where corporations resident in Canada become or cease to be subject to the small business tax rate or undergo reorganizations involving other corporations resident in Canada; and
(c) for these purposes,
(i) a corporation resident in Canada that would generally otherwise not be able to pay an eligible dividend, but that has received an eligible dividend, be permitted to pay an eligible dividend to the extent of the eligible dividend it has received, and
(ii) a corporation that would generally otherwise be able to pay an eligible dividend, but that has received a dividend (an “ineligible dividend”), from a corporation resident in Canada, that is not an eligible dividend, be required first to pay an ineligible dividend to the extent of the ineligible dividend it has received.

The Budget Plan 2006

General Corporate Income Tax Rate
     (21) That, for taxation years that end after 2007, a deduction be provided from the tax otherwise payable under Part I of the Act by a corporation (other than a corporation that is throughout the year an investment corporation, a mortgage investment corporation or a mutual fund corporation), equal to the designated percentage (0.5 per cent for 2008, 1 per cent for 2009, and 1.5 per cent after 2009, with proration for taxation years that include days in more than one calendar year) of the amount by which the corporation’s taxable income for the year that is subject to the rate of corporate income tax applicable under section 123 of the Act (or, if the corporation is non-resident, its taxable income earned in Canada for the year) exceeds the total of
(a) if the corporation is throughout the year a Canadian-controlled private corporation, the total of
(i) the least of the amounts determined under paragraphs 125(1)(a) to (c) of the Act in respect of the corporation’s small business deduction for the year, and
(ii) the corporation’s aggregate investment income determined under subsection 129(4) of the Act for the year; and
(b) if the corporation is a credit union, the amount in respect of which the corporation applied the deduction from tax provided by subsection 137(3) of the Act.
     (22) That, for taxation years that begin on or after May 2, 2006 the deduction under section 123.4(2) of the Act not be provided in respect of any taxable income for the year that is not subject to the rate of corporate income tax applicable under section 123 of the Act.
Corporate Surtax
     (23) That the surtax imposed on corporations by section 123.2 of the Act be eliminated for taxation years that end after December 31, 2007, with proration for taxation years that include that date.
Small Business Deduction Limit
     (24) That the rules in subsections 125(2) and (3) of the Act determining the business limit of a Canadian-controlled private corporation (CCPC) be modified for taxation years that end after 2006 such that
(a) subject to subparagraph (b), the business limit of a CCPC for a taxation year be the total of

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(i) that proportion of $300,000 that the number of days in the taxation year that are in 2006 is of the number of days in the taxation year, and
(ii) that proportion of $400,000 that the number of days in the taxation year that are after 2006 is of the number of days in the taxation year; and
(b) for the purpose of subsection 125(3) of the Act, associated CCPCs allocate a business limit for taxation years beginning after 2006 by allocating a total business limit of $400,000.
     (25) That the references in the description of M in the definition “specified partnership income” in subsection 125(7) of the Act to $300,000 and $822 be replaced for fiscal periods of a partnership that end after 2006 with references to $400,000 and $1,096.
     (26) That, for taxation years that end after 2006, in applying subsection 127(10.2) of the Act,
(a) the reference to “$5,000,000” in the formula in subsection 127(10.2) concerning a corporation’s expenditure limit for a particular taxation year be replaced with a reference to “$6,000,000”; and
(b) the reference to “$300,000” in the description of A in that formula be replaced with a reference to “$400,000”.
Small Business Rate
     (27) That the small business deduction under subsection 125(1) of the Act be adjusted for taxation years that end after 2007 such that the rate of federal income tax applied to income eligible for that deduction be
(a) that proportion of 12% that the number of days in the taxation year that are in 2007 is of the number of days in the taxation year;
(b) that proportion of 11.5% that the number of days in the taxation year that are in 2008 is of the number of days in the taxation year; and
(c) that proportion of 11% that the number of days in the taxation year that are after 2008 is of the number of days in the taxation year.

The Budget Plan 2006

Carry-Forward Periods for Business Losses And Investment Tax Credits
     (28) That the 10 taxation year carry-forward period, in respect of non-capital losses, farm losses, restricted farm losses, losses applied under Part IV of the Act, and Canadian life investment losses under Part XII. 3 of the Act incurred, and investment tax credits earned, in taxation years that end after 2005, be extended to 20 taxation years.
Federal Capital Tax
     (29) That, for the 2006 and subsequent taxation years, a corporation’s specified percentage for the purpose of subsection 181.1(1) of the Act be (other than for the purposes of subsection 125(5.1) of the Act and the definition “unused surtax credit” in subsection 181.1(6) of the Act) that proportion of 0.175% that the number of days in the taxation year that are in 2005 is of the number of days in the taxation year.
     (30) That, for the 2006 and subsequent taxation years, a corporation (other than a corporation described in subsection 181.1(3) of the Act) be treated as a large corporation for the purpose of subsection 225.1(8) of the Act if the total taxable capital employed in Canada at the end of the taxation year of the corporation (and of any related corporations) exceeds $10 million.
     (31) That, for the 2006 and subsequent taxation years, a corporation that is a large corporation for the purpose of subsection 225.1(8) of the Act that fails to file a return described in section 235 of the Act for the taxation year be liable to pay a penalty under section 235 of the Act, for each complete month, not exceeding 40 months, during which the return is outstanding, equal to the total of
(a) 0.0005% of the corporation’s taxable capital employed in Canada for the taxation year; and
(b) 0.25% of the tax that would be payable by the corporation for the taxation year under Part VI if the Act were read without reference to its subsection 190.1(3).

Annex 3

Minimum Tax on Financial Institutions
     (32) That, for taxation years that end on or after July 1, 2006, the minimum tax on financial institutions in Part VI of the Act be modified (other than for the purpose of calculating a financial institution’s “unused Part I tax credit” for carry-back to taxation years that end before July 1, 2006) by creating a single rate of tax of 1.25% and a single capital deduction of $ 1 billion, with proration for taxation years that begin before and include that date.
Apprenticeship Job Creation Tax Credit
     (33) That, for the 2006 and subsequent taxation years, a taxpayer who carries on a business in a taxation year be allowed to add in computing their investment tax credit at the end of the taxation year an amount in respect of each eligible apprentice employed in the business by the taxpayer in the taxation year and after May 2, 2006 equal to the lesser of $2,000 and 10% of eligible salary and wages payable by the taxpayer in respect of the employment, and that,
(a) subject to subparagraph (b), eligible salary and wages in respect of the employment of an eligible apprentice in a taxation year be the total of all amounts each of which is the amount of salary and wages payable by the taxpayer to the eligible apprentice in respect of the eligible apprentice’s employment in Canada in the taxation year and during the first 24 months of the apprenticeship, other than remuneration based on profits, bonuses, an amount described in section 6 or 7 of the Act, and amounts deemed to be incurred by subsection 78(4) of the Act;
(b) if an eligible apprentice is employed in a particular calendar year by the taxpayer and any other person who is related to the taxpayer (including a partnership that has a member that is related to the taxpayer), the eligible salary and wages incurred by the taxpayer in respect of that eligible apprentice be nil for the taxation year of the taxpayer that includes the end of that calendar year, unless the taxpayer is designated by all of those related persons to be the eligible employer of the eligible apprentice for the purpose of this investment tax credit;
(c) an eligible apprentice be an individual who is working in a prescribed trade in the first two years of the individual’s provincially registered apprenticeship contract; and
(d) a prescribed trade be a trade that is one of the 45 Red Seal Trades or a trade prescribed to be a trade that is in Canada’s strategic economic interest.

The Budget Plan 2006

Harmonization of Administrative Provisions (Standardized Accounting)
     (34) That the provisions of the Act relating to accounting, interest, penalties and administration and enforcement be modified in accordance with the harmonization proposals described in the budget documents tabled by the Minister of Finance in the House of Commons on May 2, 2006.
Agricultural Cooperatives
     (35) That, in accordance with proposals described in a Notice of Ways and Means Motion tabled in the House of Commons on November 17, 2005, a tax deferral be introduced in respect of certain dividends paid after 2005 in the form of eligible shares by an agricultural cooperative corporation.
Disability Tax Credit
     (36) That, for the 2005 and subsequent taxation years, the eligibility criteria for the Disability Tax Credit be modified in accordance with proposals described in a Notice of Ways and Means Motion tabled in the House of Commons on November 17, 2005.
Disability Supports Deduction
     (37) That, for the 2005 and subsequent taxation years, the list of expenses eligible for the disability supports deduction be expanded in accordance with proposals described in a Notice of Ways and Means Motion tabled in the House of Commons on November 17, 2005.
Medical Expense Tax Credit
     (38) That, for the 2005 and subsequent taxation years, the list of expenses eligible for the medical expense tax credit be expanded in accordance with proposals described in a Notice of Ways and Means Motion tabled in the House of Commons on November 17, 2005.

Annex 3

Medical Expense Tax Credit — Caregiver
     (40) That, for the 2005 and subsequent taxation years, the $5,000 maximum amount referred to in subsection 118.2(1) of the Act that an individual is permitted to claim in respect of certain dependants in calculating the medical expense tax credit be increased to $10,000.
Adoption Expense Tax Credit
     (41) That, for the 2005 and subsequent taxation years, an adoption expense tax credit be introduced in accordance with proposals described in a Notice of Ways and Means Motion tabled in the House of Commons on November 17, 2005.